As filed with the Securities and Exchange Commission on April 18, 1996

                                            Registration Statement No. 333-01619

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                 AMENDMENT No. 1
                                       To

                                    FORM S-4

                             REGISTRATION STATEMENT

                                      Under

                           THE SECURITIES ACT OF 1933

                                ----------------

                               OMNICOM GROUP INC.
             (Exact name of Registrant as specified in its charter)

        New York                       7311                      13-1514814
(State of Incorporation)   (Primary Standard Industrial       (I.R.S. Employer
                            Classification Code Number)      Identification No.)

                                ----------------

                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                              BARRY J. WAGNER, ESQ.
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 415-3600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
 MICHAEL D. DITZIAN, ESQ.                        RONALD W. FRANK, ESQ.
      Davis & Gilbert                   Babst Calland Clements and Zomnir, P.C.
       1740 Broadway                              Two Gateway Center
 New York, New York 10019                   Pittsburgh, Pennsylvania 15222
      (212) 468-4800                                (412) 394-5400

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the Merger pursuant to the Agreement and Plan of Merger described in the enclosed Prospectus/Information Statement have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:[ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reimbursement plans, please check the following box:[ ]


                                ----------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                              CROSS REFERENCE SHEET

     Cross Reference Sheet Pursuant to Rule 404(a) of the Securities Act of 1933 and Item 501(b) of Regulation S-K, Showing the Location or Heading in the Prospectus/Information Statement of the Information Required by Part I of Form S-4.

                                                                               Location or Heading in
S-4 Item Number and Caption                                             Prospectus/Information Statement
- ---------------------------                                             --------------------------------
A.  Information about the Transaction

         Forepart of the Registration Statement and Outside Front
         Cover Page of Prospectus.....................................  Facing page; Cross Reference Sheet, Outside Front Cover
                                                                        Page of Prospectus/Information Statement
         Inside Front and Outside Back Cover Pages
         of Prospectus................................................  Inside Front Cover Page of Prospectus/Information
                                                                        Statement; "Available Information"; "Table of Contents"
         Risk Factors, Ratio of Earnings to Fixed Charges and Other
         Information..................................................  "Summary"; " Comparative Per Share Data"; "Market Price
                                                                        Data"; "Selected Financial Data Of Ketchum"

         Terms of the Transaction.....................................  "Summary"; "The Merger Agreement And The Merger--Background
                                                                        of and Ketchum's Reasons for the Merger; Recommendation of
                                                                        the Ketchum Board of Directors";  "--Omnicom's Reasons for
                                                                        the Merger"; "--The Merger Agreement"; "--Other
                                                                        Considerations"; "The Escrow Agreement and the Ketchum
                                                                        Shareholder Representative"

         Pro Forma Financial Information..............................  *

         Material Contacts with the Company Being Acquired............  "Summary"; "The Merger Agreement And The Merger--Interests
                                                                        of Ketchum's Management in the Merger"
         Additional Information Required for Reoffering by Persons
         and Parties Deemed to be Underwriters........................  *


         Interests of Named Experts and Counsel.......................  *


         Disclosure of Commission Position On Indemnification for
         Securities Act Liabilities...................................  *


B. Information About the Registrant

         Information with Respect to S-3 Registrants..................  "Summary"; "Incorporation of Certain Documents by
                                                                        Reference"; "Business Information Concerning Omnicom";
                                                                        "Selected Financial Data of Omnicom"; "Description of
                                                                        Omnicom Capital Stock"

         Incorporation of Certain Information by Reference............  "Incorporation of Certain Documents by Reference"

         Information with Respect to S-2 or S-3 Registrants...........  *

                                                                               Location or Heading in
S-4 Item Number and Caption                                             Prospectus/Information Statement
- ---------------------------                                             --------------------------------
         Incorporation of Certain Information by Reference............  *

         Information with Respect to Registrants Other Than S-3 or
         S-2 Registrants..............................................  *

C.  Information About the Company Being Acquired

         Information with Respect to S-3 Companies....................  *

         Information with Respect to S-2 or S-3 Companies.............  *

         Information with Respect to Companies Other Than
         S-3 or S-2 Companies.........................................  "Summary"; "Business Information Concerning Ketchum";
                                                                        "Selected Financial Data of Ketchum"; "Management's
                                                                        Discussion and Analysis of Financial Condition and Results
                                                                        of Operations of Ketchum"; "Description of Ketchum Capital
                                                                        Stock"; "Index to Ketchum  Financial Statements"
D.  Voting and Management Information

         Information if Proxies, Consents or Authorizations are to
         be Solicited.................................................  *

         Information if Proxies, Consents or Authorizations are not to
         be Solicited or in Exchange Offer............................  "Summary"; "The Special Meeting"; "Business Information
                                                                        Concerning Ketchum--Executive Officers and Directors,
                                                                        Principal Shareholders"; "The Merger Agreement and the
                                                                        Merger--Other Considerations--Rights of Dissenting Ketchum
                                                                        Shareholders"
- -------------------
*   Not Applicable

              [Letterhead of Ketchum Communications Holdings, Inc.]


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          To Be Held On May 30, 1996


To The Shareholders of
Ketchum Communications Holdings, Inc.:


     A Special Meeting of the Shareholders of Ketchum Communications Holdings, Inc., a Pennsylvania corporation ("Ketchum"), will be held on May 30, 1996, at 5:00 p.m. (local time), at the offices of Ketchum, Six PPG Place, Pittsburgh, Pennsylvania 15222, to consider and vote upon the following matters described in the accompanying Prospectus/Information Statement:


     1. To consider and act upon the approval of an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of Omnicom Group Inc., a New York corporation ("Omnicom"), will be merged with and into Ketchum, such that the surviving corporation of such merger shall be a wholly-owned subsidiary of Omnicom and each outstanding share of capital stock of Ketchum will be converted into the right to receive a certain amount of common stock of Omnicom, all as more fully described in the accompanying Prospectus/Information Statement; and

     2. To consider and act upon the approval of an Escrow Agreement (the "Escrow Agreement") to be entered into in connection with the Merger Agreement and the appointment of Paul H. Alvarez as Ketchum Shareholder Representative, and Edward L. Graf as alternate, to act as the collective agent of the holders of Ketchum common stock under the terms of the Escrow Agreement, all as more fully described in the accompanying Prospectus Information Statement; and

     3. To consider and act upon any other business which may properly come before the Special Meeting or any adjournment thereof.


     Only holders of record as of the close of business on April 15, 1996 of common stock, stated value $0.005 per share, of Ketchum ("Ketchum Common Stock") and of Series A Preferred Stock, $100 par value, of Ketchum ("Ketchum Preferred Stock") are entitled to notice of and to vote at the Special Meeting.


     The affirmative votes of the holders of a majority of the Ketchum Common Stock, voting as a class, and of the holders of all of the Ketchum Preferred
Stock, voting as a class, are required to approve the Merger Agreement and the transactions contemplated thereby. The affirmative vote of the holders of a majority of the voting power represented by the outstanding shares of Ketchum Common Stock and Ketchum Preferred Stock, voting together as a single class, is necessary to approve the Escrow Agreement and the appointment of the Ketchum Shareholder Representative. None of the proposals shall become effective unless all of the proposals are adopted by the requisite vote of the shareholders of Ketchum.

      The Board of Directors of Ketchum believes that the foregoing transactions are fair to, and in the best interests of, Ketchum and the shareholders of Ketchum, and recommends that the shareholders of Ketchum vote FOR the approval of the Merger Agreement and FOR the approval of the Escrow Agreement and the appointment of the Ketchum Shareholder Representative. Shareholders who dissent from the Merger in accordance with the Pennsylvania Business Corporation Law, a copy of which appears as Annex 1 to the attached Prospectus/Information Statement, shall have the right to seek appraisal of their capital stock of Ketchum.


     As of April 15, 1996, directors and executive officers of Ketchum as a group owning approximately 56.70% of Ketchum Common Stock, have expressed an intention to vote in favor of the transactions contemplated herein; and the Trustee of the Ketchum 401(k) Profit Sharing Plan, as the sole holder of Ketchum Preferred Stock, has expressed an intention to vote in favor of the transactions contemplated herein. Accordingly, the proposals can be approved without the affirmative vote of any other shareholder of Ketchum.


             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                             NOT TO SEND US A PROXY.

                               By Order of The Ketchum Board of Directors

                               PAUL H. ALVAREZ
                               Chairman, Chief Executive Officer, and President

Dated:    _____________, 1996

Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              SUBJECT TO COMPLETION

                              DATED APRIL 18, 1996


                      KETCHUM COMMUNICATIONS HOLDINGS, INC.

                              INFORMATION STATEMENT

                                  -------------

                               OMNICOM GROUP INC.

                                   PROSPECTUS

                                  -------------


     This Prospectus/Information Statement is being furnished to holders of common stock, stated value $0.005 per share, of Ketchum Communications Holdings, Inc., a Pennsylvania corporation ("Ketchum"), in connection with the special meeting of shareholders of Ketchum to be held at Six PPG Place, Pittsburgh, Pennsylvania 15222, on May 30, 1996 commencing at 5:00 p.m. (local time), and at any adjournment thereof (the "Special Meeting"). The purpose of the Special Meeting is to consider and vote upon proposals (a) to adopt an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of KCI Acquisition Inc. ("OmniSub"), a Pennsylvania corporation and wholly-owned subsidiary of Omnicom Group Inc., a New York corporation ("Omnicom"), with and into Ketchum, and (b) to adopt an Escrow Agreement (the "Escrow Agreement") pursuant to the Merger Agreement, and to appoint Paul H. Alvarez as representative, and Edward L. Graf as alternate, to act as the collective agent of the holders of Ketchum Common Stock under the terms of the Escrow Agreement (the "Ketchum Shareholder Representative").


     This Prospectus/Information Statement constitutes both an information statement of Ketchum with respect to the Special Meeting and a prospectus of Omnicom with respect to up to 1,500,000 shares of common stock, par value $0.50 per share, of Omnicom ("Omnicom Common Stock"), to be issued in connection with the Merger.

     Omnicom has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission covering the shares of Omnicom Common Stock to be issued in connection with the Merger. This Prospectus/Information Statement, along with the documents and portions of documents incorporated herein by reference, constitutes the Prospectus of Omnicom filed as a part of such Registration Statement.

THE SECURITIES OF OMNICOM TO BE OFFERED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                             NOT TO SEND US A PROXY.

                                ----------------

      The Date of this Prospectus/Information Statement is __________, 1996

                                ----------------

     No person has been authorized to give any information or to make any representation other than those contained in this Prospectus/Information Statement in connection with the Special Meeting or the offering of securities made hereby and, if given or made, such information or representation must not be relied upon as having been authorized by Omnicom, Ketchum or any other person. This Prospectus/Information Statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, in any jurisdiction to or from any person to whom it is not lawful to make such offer or solicitation. Neither the delivery of this Prospectus/Information Statement, nor any distribution of securities made hereunder, shall, under any circumstances, create an implication that there has been no change in the affairs of Omnicom or Ketchum since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                                ----------------


     This Prospectus/Information Statement and the documents incorporated herein by reference, contain certain forward-looking statements with respect to the operations and business of Omnicom and Ketchum. Said forward-looking statements are subject to risks and uncertainties (including, without limitation, the effect of general economic conditions) that may cause actual results to differ materially from those contemplated by such forward-looking statements.


                                ----------------

                              AVAILABLE INFORMATION


      Omnicom is subject to the  informational  requirements  of the  Securities
Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC") under File No. 1-10551. The reports, proxy statements and other information filed by Omnicom with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional
Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048-1102 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained from the Public Reference Section of the SEC, Washington, D.C. 20549 at prescribed rates. In addition, material filed by Omnicom can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, New York 10005, on which the Omnicom Common Stock is listed.


     Omnicom has filed with the SEC a Registration Statement on Form S-4 (together with all amendments, exhibits, annexes and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Omnicom Common Stock to be issued pursuant to the Merger. This Prospectus/Information Statement does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Such additional information may be obtained from the SEC's principal office in Washington, D.C. Statements contained in this Prospectus/Information Statement or in any document incorporated in this Prospectus/Information Statement by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following  documents  filed with the SEC by Omnicom (File No.  1-10551)
pursuant  to  the   Exchange   Act  are   incorporated   by  reference  in  this
Prospectus/Information Statement:


          1. Omnicom's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

          2. Omnicom's Proxy Statement dated April 8, 1996 for the Annual Meeting of Shareholders to be held on May 20, 1996; and

          3. The description of Omnicom's Common Stock contained in Omnicom's Registration Statement pursuant to the Exchange Act, together with all amendments or reports filed for the purpose of updating such description.


     All documents and reports subsequently filed by Omnicom pursuant to Sections 13(a), 13(c), l4 or 15(d) of the Exchange Act after the date of this Prospectus/Information Statement shall be deemed to be incorporated by reference in this Prospectus/Information Statement and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus/Information Statement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Information Statement.


     This Prospectus/Information Statement incorporates documents relating to Omnicom by reference that are not presented herein or delivered herewith. Such documents (other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference) are available to any person, including any beneficial owner, to whom this Prospectus/Information Statement is delivered, without charge, on written or oral request directed to Omnicom Group Inc., 437 Madison Avenue, New York, New York 10022, Attention: Secretary (telephone number (212) 415-3600). In order to ensure timely delivery of the documents, any requests should be made by May 22, 1996.

                                TABLE OF CONTENTS

SUMMARY ....................................................................................................   5
      The Companies ........................................................................................   5
      The Special Meeting ..................................................................................   5
      Description of Certain Terms of the Merger Agreement .................................................   7
      Other Considerations .................................................................................   9

      The Escrow Agreement and the Ketchum Shareholder Representative ......................................  11


COMPARATIVE PER SHARE DATA .................................................................................  13

MARKET PRICE DATA ..........................................................................................  14

THE SPECIAL MEETING ........................................................................................  15
      Date, Time and Place of Special Meeting ..............................................................  15
      Business to be Transacted at the Special Meeting .....................................................  15
      Record Date; Voting Rights ...........................................................................  15
      Voting Requirements ..................................................................................  15
      Management Ownership .................................................................................  16

THE MERGER AGREEMENT AND THE MERGER ........................................................................  16
      Background of and Ketchum's Reasons for the Merger; Recommendation of the
          Ketchum Board of Directors .......................................................................  16

      Omnicom's Reasons for the Merger .....................................................................  19
      Interests of Ketchum's Management in the Merger ......................................................  20
      Procedure for Distributing Shares of Omnicom Common Stock to Ketchum Shareholders ....................  20
      The Merger Agreement .................................................................................  20
      Other Considerations .................................................................................  24

THE ESCROW AGREEMENT AND THE KETCHUM SHAREHOLDER REPRESENTATIVE ............................................  28

BUSINESS INFORMATION CONCERNING OMNICOM ....................................................................  31

SELECTED FINANCIAL DATA OF OMNICOM .........................................................................  32

BUSINESS INFORMATION CONCERNING KETCHUM ....................................................................  33
      Description of Business ..............................................................................  33
      Executive Officers and Directors, Principal Shareholders .............................................  34

SELECTED FINANCIAL DATA OF KETCHUM .........................................................................  36

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF KETCHUM ...........  37
      Results of Operations ................................................................................  37
      Capital Resources and Liquidity ......................................................................  40

DESCRIPTION OF OMNICOM CAPITAL STOCK .......................................................................  42

DESCRIPTION OF KETCHUM CAPITAL STOCK .......................................................................  42

COMPARISON OF SHAREHOLDER RIGHTS ...........................................................................  43

LEGAL MATTERS ..............................................................................................  49

EXPERTS ....................................................................................................  50


INDEX TO KETCHUM FINANCIAL STATEMENTS ...................................................................... F-1

- --------------------------------------------------------------------------------

                                     SUMMARY

     The following is a brief summary of certain information contained in this Prospectus/Information Statement. This summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information contained in or incorporated by reference in this Prospectus/Information Statement.

                                  The Companies


Omnicom Group Inc. .............   Omnicom,  through  its wholly  and  partially
                                   owned  companies  (hereinafter   collectively
                                   referred to as the "Omnicom Group"), operates
                                   advertising   agencies  which  plan,  create,
                                   produce  and  place  advertising  in  various
                                   media such as television,  radio,  newspapers
                                   and  magazines.  The Omnicom Group offers its
                                   clients such additional services as marketing
                                   consultation,   consumer   market   research,
                                   design and  production of  merchandising  and
                                   sales   promotion   programs  and  materials,
                                   direct    mail     advertising,     corporate
                                   identification    and    public    relations.
                                   According  to  the  unaudited   industry-wide
                                   figures   published  in  1996  in  the  trade
                                   journal, Advertising Age, Omnicom is ranked as the second largest advertising agency group worldwide.


                                   The Omnicom Group operates as three separate, independent agency networks: the BBDO Worldwide Network, the DDB Needham Worldwide Network and the TBWA International Network. The Omnicom Group also operates Goodby, Silverstein & Partners as an independent agency, and certain marketing service and specialty advertising companies through Omnicom's Diversified Agency Services division.

                                   The principal executive offices of Omnicom are located at 437 Madison Avenue, New York, New York 10022, telephone number (212) 415-3600.

KCI Acquisition Inc. ...........   OmniSub  was  formed by Omnicom to effect the
                                   proposed Merger with Ketchum and has not engaged in any active business.

Ketchum Communications
Holdings, Inc. .................   Ketchum, through its subsidiaries,  is a full
                                   service  communications  company,  which  was
                                   founded in 1923.  Ketchum offers a full range
                                   of  communication  services  including public
                                   relations,   consumer   advertising,   direct
                                   response, directory advertising and other related activities.

                                   The principal executive offices of Ketchum are located at Six PPG Place, Pittsburgh, Pennsylvania 15222, telephone number (412) 456-3500.

                               The Special Meeting

Date, Time and Place
of Special Meeting .............   The Special  Meeting  will be held on May 30,
                                   1996 at 5:00 p.m.  (local  time),  at Six PPG
                                   Place, Pittsburgh, Pennsylvania 15222.

Record Date; Shares
Entitled To Vote ...............   Holders of record at the close of business on
                                   April 15, 1996 (the "Record  Date") of shares
                                   of common  stock,  stated  value  $0.005  per
                                   share, of Ketchum  ("Ketchum  Common Stock"),
                                   and of shares of  Series A  Preferred  Stock,
                                   par  value   $100  per   share,   of  Ketchum


- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------


                                   ("Ketchum Preferred Stock"), are entitled to notice of and to vote at the Special Meeting. At such date there were outstanding 358,818 shares of Ketchum Common Stock and 6,282 shares of Ketchum Preferred Stock.


                                   Ketchum Common Stock and Ketchum Preferred Stock are collectively referred to herein as "Ketchum Stock." Holders of shares of Ketchum Common Stock are referred to herein as "Ketchum Common Shareholders"; holders of
                                   Ketchum Preferred Stock are referred to herein as "Ketchum Preferred Shareholders"; and Ketchum Common Shareholders and Ketchum Preferred Shareholders are collectively referred to herein as "Ketchum Shareholders".

Purpose of the
Special Meeting ................   The  purpose  of the  Special  Meeting  is to
                                   consider and vote upon the following matters:

                                     (a)  a  proposal   to  approve  the  Merger
                                          Agreement    and   the    transactions
                                          contemplated    thereby,     including
                                          without   limitation   the  Merger  of
                                          OmniSub with and into Ketchum pursuant
                                          to the  Merger  Agreement,  such  that
                                          Ketchum   will   be   the    surviving
                                          corporation  of such  Merger  and will
                                          become a  wholly-owned  subsidiary  of
                                          Omnicom,  and each  share  of  Ketchum
                                          Stock will be converted into the right
                                          to receive  shares of  Omnicom  Common
                                          Stock, as more fully described herein.

                                     (b)  a  proposal   to  approve  the  Escrow
                                          Agreement    and   the    transactions
                                          contemplated  thereby,  and to appoint
                                          Paul  H.   Alvarez   as  the   Ketchum
                                          Shareholder Representative, and Edward
                                          L. Graf as alternate, to act on behalf
                                          of  the  Ketchum  Common  Shareholders
                                          under   the   terms   of  the   Escrow
                                          Agreement; and

                                     (c)  such other  proposals  as may properly
                                          be brought before the Special Meeting.

                                   None of these matters will become effective unless all of the proposals are adopted by the requisite votes of the Ketchum Shareholders.


Vote Required ..................   Pursuant to Pennsylvania law, the approval of
                                   the  Merger  Agreement  and the  transactions
                                   contemplated   thereby   will   require   the
                                   affirmative   votes  of  the   holders  of  a
                                   majority of the Ketchum Common Stock,  voting
                                   as a class,  and of the holders of a majority
                                   of the Ketchum  Preferred Stock,  voting as a
                                   class;   and  the   approval  of  the  Escrow
                                   Agreement and the  appointment of the Ketchum
                                   Shareholder  Representative,   or  any  other
                                   proposals as may  properly be brought  before
                                   the  Special   Meeting,   will   require  the
                                   affirmative vote of the holders of a majority
                                   of  the  voting  power   represented  by  the
                                   outstanding  shares of Ketchum  Common  Stock
                                   and Ketchum Preferred Stock,  voting together
                                   as  a  single  class.   However,  the  Merger
                                   Agreement imposes, as an additional condition
                                   to the vote required, that the Trustee of the
                                   Ketchum   401(k)  Profit  Sharing  Plan  (the
                                   "Ketchum Profit Sharing Plan") shall have voted all the shares of Ketchum Stock owned by the Ketchum Profit Sharing Plan in favor of the Merger.

                                   As of the Record Date, directors and executive officers of Ketchum owned an aggregate of 203,458 shares of Ketchum Common

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                                       6

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                                   Stock, representing 56.70% of the outstanding
                                   Ketchum Common Stock as of such date; and the Ketchum Profit Sharing Plan owned of record an aggregate of 6,282 shares of Ketchum Preferred Stock, representing 100% of the outstanding Ketchum Preferred Stock as of such date. Each of such individuals and the Trustee of the Ketchum Profit Sharing Plan has expressed an intention to vote in favor of the various proposals. Accordingly, the
                                   proposals   can  be   approved   without  the
                                   affirmative   vote  of  any   other   Ketchum
                                   Shareholders.


              Description of Certain Terms of the Merger Agreement

The Proposed Merger ............   Subject  to  the   approval  of  the  Ketchum
                                   Shareholders of the Merger Agreement, OmniSub will be merged with and into Ketchum. As a result of the Merger, the business of Ketchum will be operated as a wholly-owned subsidiary of Omnicom.

Conversion of Ketchum
Stock ..........................   If the Merger is  consummated,  each share of
                                   Ketchum  Common Stock will be converted  into
                                   shares of Omnicom  Common  Stock,  based upon
                                   the "Common Stock  Conversion  Price" and the
                                   "Market  Value" of the Omnicom  Common Stock.
                                   If the Merger is  consummated,  each share of
                                   Ketchum  Preferred  Stock  will be  converted
                                   into shares of Omnicom  Common  Stock,  based
                                   upon the "Preferred Stock  Conversion  Price"
                                   of  $1,000  and  the  "Market  Value"  of the
                                   Omnicom   Common   Stock.   See  "The  Merger
                                   Agreement   and  the   Merger--   the  Merger
                                   Agreement -- Conversion Prices".


                                   The actual "Common Stock Conversion Price" will be an amount per share equal to $44,940,000 divided by the outstanding number of shares of Ketchum Common Stock at the time the Merger is legally effective under the laws of the Commonwealth of Pennsylvania (the "Effective Time" of the Merger); the "Preferred Stock Conversion Price" has been set at the liquidation preference of the Ketchum Preferred Stock and is fixed. The total number of shares of Omnicom Common Stock to be issued to the Ketchum Shareholders based upon such Conversion Prices will be dependent on the "Market Value" of the Omnicom Common Stock, which will be determined by the average of the closing prices per share of the Omnicom Common Stock on the New York Stock Exchange during the 20 consecutive trading days ending three business days immediately prior to the date of the Special Meeting. Accordingly, although the actual conversion exchange rates cannot be calculated as of the date of this Prospectus/Information Statement, such conversion exchange rates will be known by the date of the Special Meeting and will be available to the attendees thereof.

                                   In order to make certain estimates in this Prospectus/Information Statement relating to the consideration to be paid to the Ketchum Shareholders, it has been assumed that at the Effective Time of the Merger, 358,818 shares of Ketchum Common Stock will be outstanding, which would result in a "Common Stock Conversion Price" of $125.24 per share of Ketchum Common Stock. Assuming then that the Market Value of the Omnicom Common Stock were $41 (which was the closing price per share of Omnicom Common Stock on the New York Stock

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                                       7

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                                   Exchange  on the last full  trading day prior
                                   to the execution and delivery of the Merger Agreement), each share of Ketchum Common Stock would be converted into the right to receive 3.05 shares of Omnicom Common Stock, and each share of Ketchum Preferred Stock would be converted into the right to receive
                                   24.39 shares of Omnicom Common Stock.

                                   The closing of the Merger Agreement (the "Closing") has been scheduled for May 31, 1996, the day after the date of the Special Meeting; however, this Closing may be delayed beyond May 31, 1996 if all conditions of the Merger have not been satisfied or waived by such date. There will be no adjustment to the Conversion Prices if this occurs, notwithstanding that the actual value of the Omnicom Common Stock could fluctuate between the date of the Special Meeting and the date of the Closing. At the time this Prospectus/Information Statement is being mailed to the Ketchum Shareholders, Omnicom has no reason to believe that the date of the Closing will not be May 31, 1996 as scheduled.


Indemnification Obligations
and Escrow Agreement ...........   Pursuant to the Merger Agreement, the Ketchum
                                   Common Shareholders are required to indemnify
                                   Omnicom and its  affiliates  against  certain
                                   losses and damages  arising  under the Merger
                                   Agreement.  Losses and damages may arise as a
                                   result of (i) the inaccuracy or breach of any
                                   representation  or  warranty  or  covenant of
                                   Ketchum contained in the Merger Agreement, or
                                   the  breach  of  or  failure  by  Ketchum  to
                                   perform or discharge  any of its  obligations
                                   under the Merger Agreement, or (ii) any costs
                                   incurred  by Ketchum in  connection  with the
                                   ongoing  reorganization  of the media  buying
                                   operations   of   its   subsidiary,   Ketchum
                                   Communications,   Inc.  ("KCI").  Holders  of
                                   Ketchum  Preferred  Stock are not required to
                                   provide any indemnification  under the Merger
                                   Agreement.     With    certain    exceptions,
                                   indemnification   obligations  arising  under
                                   clause (i) of this paragraph arise only to the extent that such losses and damages exceed $100,000.

                                   To satisfy the indemnification obligations arising under clause (i) of the preceding paragraph, shares of Omnicom Common Stock having an aggregate Market Value of $4,400,0000 shall be placed into an escrow account (the "General Escrow Fund") under the terms of the Escrow Agreement among Omnicom, Ketchum, the Ketchum Shareholder Representative and The Chase Manhattan Bank, N.A., as escrow agent (the "Escrow Agent"). To satisfy the indemnification obligations arising under clause (ii) of the preceding paragraph, shares of Omnicom Common Stock, having an aggregate Market Value of $2,500,000 will be placed into an additional escrow account (the "Special Escrow Fund") under the Escrow Agreement.

                                   Each of the Ketchum Common Shareholders shall be depositing his pro rata share of the General Escrow Fund or Special Escrow Fund based on the number of shares of Omnicom Common Stock received in the Merger.

                                   The indemnification obligations of the Ketchum Common Shareholders will be limited to and satisfied solely from, the General Escrow Fund and Special Escrow Fund under the

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                                       8

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                                   Escrow  Agreement  (such that neither Omnicom
                                   nor  any  of its  affiliates  will  have  any
                                   recourse for the payment of any losses or other damages arising out of the transactions contemplated by the Merger Agreement against any Ketchum Shareholder nor shall any Ketchum Shareholder be personally liable for any such
                                   losses    or    damages).     Indemnification
                                   obligations   to  be  satisfied  out  of  the
                                   General  Escrow  Fund will  terminate  on the
                                   earlier  of  the  first   independent   audit
                                   report, if any, of the surviving corporation following the Effective Time of the Merger or one year from the Effective Time (except that claims asserted in writing on or prior to such date will survive until they are decided and are final and binding on the parties). Indemnification obligations to be satisfied out of the Special Escrow Fund will terminate on December 31, 1996, being the latest date by which it will be determined whether or not costs have been incurred in connection with the reorganization of KCI's media buying operations (except that claims asserted in writing on or prior to such date will survive until they are decided and are final and binding on the parties).

                                   See "The Merger Agreement and the Merger--The Merger Agreement--Indemnification
                                   Obligations" and "The Escrow Agreement and the Ketchum Shareholder Representative".


Conditions to the Merger .......   Consummation of the Merger is contingent upon
                                   satisfaction of certain conditions, including
                                   without  limitation,  the  SEC's  not  having
                                   objected to Omnicom's treatment of the Merger
                                   as  a  pooling-of-interests   for  accounting
                                   purposes,  the Registration  Statement having
                                   been  declared  effective  by the SEC and not
                                   subject to a stop order,  or threatened  stop
                                   order;   the  Omnicom   Common   Stock  being
                                   registered  thereunder  having been  approved
                                   for  listing on the New York Stock  Exchange;
                                   holders of fewer  than 3% of the  outstanding
                                   shares of Ketchum Common Stock having elected
                                   dissenters  rights,  as described  more fully
                                   herein;   all   governmental  and  regulatory
                                   consent and approvals  having been  obtained,
                                   and no court or governmental authority having
                                   taken any  action to  prohibit  or enjoin the
                                   Merger;   and  other   conditions  usual  and
                                   customary in similar  business  transactions.
                                   All conditions to the Merger other than those
                                   specifically listed here can be waived by one
                                   of the  parties to the  Merger.  In the event
                                   that  a  condition   of  the  Merger  is  not
                                   satisfied,  the Merger may be abandoned  even
                                   if prior thereto the Merger has been approved
                                   by the Ketchum Shareholders.  See "The Merger
                                   Agreement      and     the      Merger--Other
                                   Considerations--Rights  of Dissenting Ketchum
                                   Shareholders."


                              Other Considerations


Recommendation of the
Ketchum Board of Directors .....   The Board of  Directors  of Ketchum  believes
                                   that  the  Merger  is fair to and in the best
                                   interests   of,   Ketchum   and  the  Ketchum
                                   Shareholders,  from  the  point  of  view  of
                                   Ketchum's long-term strategic objectives, the
                                   terms of the Merger Agreement,  and Ketchum's
                                   alternatives to the Merger,  all of which are
                                   more  fully   discussed   under  "The  Merger
                                   Agreement and the  Merger--Background  of the
                                   Ketchum's    Reasons    for    the    Merger;
                                   Recommendation   of  the  Ketchum   Board  of

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                                        9

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                                   Directors."   Accordingly,   the   Board   of
                                   Directors of Ketchum has unanimously approved the Merger Agreement and the transactions
                                   contemplated   thereby  and   recommends  its
                                   approval by the Ketchum Shareholders.

Interests of Certain Persons
in the Merger ..................   As  of  the  Record   Date,   directors   and
                                   executive officers of Ketchum owned of record
                                   an aggregate of  approximately  56.70% of the
                                   outstanding  shares of Ketchum  Common Stock,
                                   and the Profit Sharing Plan owned 100% of the
                                   outstanding   shares  of  Ketchum   Preferred
                                   Stock.  Each of such  directors and executive
                                   officers,  and  the  Trustee  of  the  Profit
                                   Sharing  Plan,  has expressed an intention to
                                   vote his or her  shares of  Ketchum  Stock in
                                   favor of the various proposals.  Accordingly,
                                   these  proposals can be approved  without the
                                   affirmative   vote  of  any   other   Ketchum
                                   Shareholder.

                                   For a description of certain interests of certain directors and executive officers of Ketchum in the Merger that are in addition to the interests of Ketchum Shareholders generally, see "The Merger Agreement and the Merger--Interests of Ketchum's Management in the Merger".

Certain Federal
Income Tax Consequences ........   The  Merger  is  intended  to be a  tax  free
                                   reorganization  within the meaning of Section
                                   368(a) of the United States Internal  Revenue
                                   Code of 1986,  as amended  (the  "Code").  In
                                   general,  the Ketchum  Shareholders  will not
                                   recognize  gain or loss  as a  result  of the
                                   exchange of Ketchum Stock for Omnicom  Common
                                   Stock as a  result  of the  Merger.  However,
                                   receipt of cash in lieu of fractional  shares
                                   or in connection  with appraisal  rights as a
                                   dissenting   shareholder  may  give  rise  to
                                   taxable income. See "The Merger Agreement and
                                   the   Merger--Other   Considerations--Federal
                                   Income     Tax     Consequences."     Ketchum
                                   Shareholders   should   consult   their   tax
                                   advisors  regarding the tax  consequences  of
                                   the  Merger  to  them  in  their   particular
                                   circumstances.

Accounting Treatment ...........   The Merger will be  accounted  for by Omnicom
                                   as  a   pooling-of-interests   for  financial
                                   reporting   purposes   in   accordance   with
                                   generally accepted accounting principles. See
                                   "The Merger  Agreement and the  Merger--Other
                                   Considerations--Accounting Treatment".


Regulatory Approvals ...........   Omnicom and Ketchum  each filed  notification
                                   and report forms under the Hart-Scott  Rodino
                                   Antitrust   Improvements   Act  of  1976,  as
                                   amended  (the  "Hart-Scott-Rodino  Act") with
                                   the Federal Trade  Commission (the "FTC") and
                                   the   Antitrust   Division   of  the  Justice
                                   Department  (the  "Antitrust   Division")  on
                                   March 13, 1996, and each was advised that the
                                   applicable  waiting  period  expired on April
                                   13, 1996.  See "The Merger  Agreement and the
                                   Merger--Other      Considerations--Regulatory
                                   Approvals".

Resales of Omnicom
Common Stock ...................   Resales  of Omnicom  Common  Stock by Ketchum
                                   Shareholders    who   are    deemed   to   be
                                   "affiliates"  (as  such  term  is  understood
                                   under the Securities Act) of Ketchum prior to
                                   the   Merger   may  be   subject  to  certain
                                   restrictions. See "The Merger Agreement and the Merger--Other Considerations--Resales of
                                   Omnicom Common Stock".

Dissenters' Rights .............   Holders of Ketchum Stock who dissent from the
                                   Merger in accordance with Pennsylvania law are entitled to appraisal rights. See "The

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                                       10

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                                   Merger   Agreement   and  the   Merger--Other
                                   Considerations--Rights of Dissenting Ketchum Shareholders".

         The Escrow Agreement and the Ketchum Shareholder Representative

The Escrow Agreement ...........   As  described  above  under  "Description  of
                                   Certain Terms of the Merger-- Indemnification
                                   Obligations",   indemnification   obligations
                                   arising out of the Merger Agreement will be satisfied from shares of Omnicom Common Stock placed into the General and Special Escrow
                                   Funds established under the Escrow Agreement.
                                   The General Escrow Fund will consist of shares of Omnicom Common Stock having an aggregate Market Value of $4,400,000; the Special Escrow Fund will consist of shares of Omnicom Common Stock having an aggregate
                                   Market Value of $2,500,000.

                                   Each of the Ketchum Common Shareholders will be depositing his pro rata share of the General Escrow Fund or Special Escrow Fund determined by multiplying the aggregate number of shares of Omnicom Common Stock by a fraction, the numerator of which is the number of shares of Omnicom Common Stock issuable to such individual in the Merger and the denominator of which is the total number of shares of Omnicom Common Stock issuable to all Ketchum Common Shareholders, rounded up to the nearest whole share.


                                   Based upon the assumptions set forth above under "Conversion of Ketchum Stock", of the $125.24 Common Stock Conversion Price payable in respect of each share of Ketchum Common Stock, Omnicom Common Stock having an aggregate Market Value of $12.26 would be deposited in the General Escrow Fund, and Omnicom Common Stock having an aggregate Market Value of $6.97 would be deposited in the Special Escrow Fund. Since the amounts held in such Escrow Funds are subject to claims in respect of contingent liabilities, there can be no assurance that amounts held therein will in fact be distributed to the Ketchum Common Shareholders.


                                   For purposes of satisfying any claims, each share of Omnicom Common Stock deposited in either Escrow Fund will be valued at the Market Value, regardless of actual fluctuations in the market value of the Omnicom Common Stock after the date of the Closing of the Merger Agreement.

                                   See "The  Escrow  Agreement  and the  Ketchum
                                   Shareholder   Representative  --  The  Escrow
                                   Agreement".

Appointment of the
Ketchum Shareholder
Representative .................   It is a condition to Closing under the Merger
                                   Agreement   that  the  Ketchum   Shareholders
                                   appoint     the      Ketchum      Shareholder
                                   Representative  to  act as  their  collective
                                   agent   in   connection   with   the   Escrow
                                   Agreement,  including one or more alternative
                                   individuals to act as the Ketchum Shareholder
                                   Representative   in  the   event   that   the
                                   designated Representative shall have died, resigned, or otherwise become incapable or unwilling to act as Representative.

                                   Appointment of the Ketchum Shareholder Representative shall include the specific authorization for such Representative to (i) execute and deliver the Escrow Agreement and

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                                       11

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                                   any documents  incident or ancillary thereto,
                                   including without  limitation any amendments,
                                   cancellations,   extensions   or  waivers  in
                                   respect thereof; (ii) respond to and make determinations in respect of the assertion of any and all claims for indemnification by Omnicom, and to assert claims on behalf of the Ketchum Shareholders, pursuant to the terms of the Escrow Agreement and the terms of the Merger Agreement pertaining thereto;
                                   (iii) execute and deliver any stock powers which may be required to be executed by any Ketchum Shareholder in order to permit the delivery to Omnicom of any shares of Omnicom Common Stock to be delivered to it pursuant to the Escrow Agreement; and (iv) take all such other actions as may be necessary or desirable to carry out his responsibilities
                                   as   collective    agent   of   the   Ketchum
                                   Shareholders   in   respect   of  the  Escrow
                                   Agreement.     The    Ketchum     Shareholder
                                   Representative shall not be liable for any mistake of fact or error of judgment or for any acts or omissions unless caused by his gross negligence or willful misconduct. In addition, the current directors of Ketchum and the holders of more than 5% of the
                                   Ketchum   Common   Stock   have   executed  a
                                   Contribution Agreement pursuant to which they
                                   have   agreed  to   indemnify   the   Ketchum
                                   Shareholder Representative against all losses and expenses which may be incurred by him as a result of any dispute arising from the performance of his duties under the Escrow Agreement, unless such dispute is the result of his gross negligence or actions taken in bad faith.


                                   The proposal before the Ketchum Shareholders is that Paul H. Alvarez be appointed as Ketchum Shareholder Representative, with Edward L. Graf appointed as alternate. See "The Escrow Agreement and the Ketchum Shareholder Representative -- Appointment of the Ketchum Shareholder Representative."

Recommendation of the
Ketchum Board of Directors .....   The Board of Directors of Ketchum  recommends
                                   that the  Ketchum  Shareholders  approve  the
                                   Escrow  Agreement and the appointment of Paul
                                   H.   Alvarez  as  the   Ketchum   Shareholder
                                   Representative,   and   Edward   L.  Graf  as
                                   alternate.

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                                       12

                           COMPARATIVE PER SHARE DATA


     Set forth below are unaudited book value, cash dividends declared and net income (loss) per common share data of Omnicom and Ketchum on both historical and pro forma combined bases, which information has been adjusted to give retroactive effect to the two-for-one stock split in the form of a 100% stock dividend paid to holders of record of Omnicom Common Stock on December 15, 1995. Pro forma combined cash dividends declared per common share reflects Omnicom and Ketchum cash dividends declared in the periods indicated. Pro forma net income
(loss) per common share is calculated under the pooling-of-interests accounting method and assumes that the Merger had occurred immediately prior to the period being reported upon. The pro forma combined data has been calculated based upon the material assumptions that the Common Stock Conversion Price would be $125.24 per share of Ketchum Common Stock and the Preferred Stock Conversion Price would be $1,000 per share of Ketchum Preferred Stock; and the Market Value of the Omnicom Common Stock will be $41. The information set forth below should be read in conjunction with the respective audited and unaudited financial statements of Omnicom incorporated by reference in this Prospectus/Information Statement and of Ketchum included in this Prospectus/Information Statement.

                                                       As of December 31, 1995
                                                       -----------------------
Book Value per Common Share:
   Omnicom ........................................             $7.39
   Ketchum ........................................             (1.42)
   Pro forma ......................................              7.36
   Equivalent pro forma ...........................             22.48

                                                        Year Ended December 31,
                                                    ----------------------------
                                                      1995       1994     1993
                                                      ----       ----     ----
Cash Dividends Declared per Common Share:
   Omnicom ..................................       $  0.66    $  0.62   $ 0.62
   Ketchum ..................................          1.00       1.00     1.00
   Pro forma ................................          0.65       0.62     0.62
   Equivalent pro forma .....................          1.99       1.89     1.89

Net Income (Loss) per Common Share:
   Omnicom
      Primary ...............................          1.89       1.58     1.03
      Fully diluted .........................          1.85       1.54     1.01
   Ketchum
      Primary ...............................        (21.82)      3.67   (10.55)
      Fully diluted .........................        (21.82)      3.67   (10.55)
   Pro forma
      Primary ...............................          1.75       1.57     0.91
      Fully diluted .........................          1.72       1.53     0.91
   Equivalent pro forma
      Primary ...............................          5.35       4.80     2.78
      Fully diluted .........................          5.25       4.67     2.78

Note: Equivalent pro forma per share information has been calculated using an exchange ratio of 3.054746 shares of Omnicom Common Stock for each share of Ketchum Common Stock.

                                MARKET PRICE DATA


     There is no public market for Ketchum Common Stock or Ketchum Preferred Stock. For each calendar quarter during 1993, 1994 and 1995, Ketchum has paid a dividend on the Ketchum Common Stock in the amount of $.25 per share, and during the fourth calendar quarter of 1993 and for each calendar quarter during 1994 and 1995 Ketchum has paid a dividend on the Ketchum Preferred Stock in the amount of $22.50 per share.


     Omnicom Common Stock is listed on the New York Stock Exchange. The table below sets forth, for the calendar quarters indicated, the reported high and low sale prices of Omnicom Common Stock as reported on the New York Stock Exchange Composite Tape, in each case based on published financial sources, and the dividends paid per share on the Omnicom Common Stock for such periods. This information has been adjusted to reflect the two for one stock split in the form of a 100% stock dividend payable to holders of record of Omnicom Common Stock on December 15, 1995.

                                              Omnicom Common Stock
                                    ----------------------------------------
                                    High                Low        Dividends
                                    ----               ----        ---------
1993
   First Quarter ...............    23 3/4             19 3/16       $.155
   Second Quarter ..............    23 5/8             19 1/8         .155
   Third Quarter ...............    23 1/8             18 1/2         .155
   Fourth Quarter ..............    23 1/4             20 3/4         .155

1994
   First Quarter ...............    24 15/16           21 7/8         .155
   Second Quarter ..............    24 3/4             22 7/16        .155
   Third Quarter ...............    25 3/4             24             .155
   Fourth Quarter ..............    26 7/8             24 1/2         .155

1995
   First Quarter ...............    28 7/16            25             .155
   Second Quarter ..............    30 13/16           27 1/16        .155
   Third Quarter ...............    33                 29 5/16        .175
   Fourth Quarter ..............    37 1/4             31 3/16        .175

- ------------
     On March 6, 1996, the last full trading day prior to the execution and delivery of the Merger Agreement, the closing price of Omnicom Common Stock on the New York Stock Exchange Composite Tape was $41 per share.

     On [      ],  1996, the most recent  practicable date prior to the printing of this Prospectus/Information Statement, the closing price of Omnicom Common Stock on the New York Stock Exchange Composite Tape was $[ _____] per share.

                               THE SPECIAL MEETING

                     Date, Time and Place of Special Meeting


      This Prospectus/Information Statement is being furnished to the holders of Ketchum Common Stock and Ketchum Preferred Stock in connection with the Special Meeting of Ketchum Shareholders to be held on May 30, 1996 at 5:00 p.m. (local time), at Six PPG Place, Pittsburgh, Pennsylvania 15222.


     This Prospectus/Information Statement is first being mailed to the Ketchum Shareholders on or about May 1, 1996.

                Business to be Transacted at the Special Meeting

      At the Special Meeting, Ketchum Shareholders will consider and vote upon the following matters (collectively the "Ketchum Vote Matters"):

          1. A proposal to approve the Merger Agreement and the transactions contemplated thereby, including without limitation the Merger of OmniSub with and into Ketchum pursuant to the Merger Agreement such that the surviving corporation of such Merger shall be a wholly-owned subsidiary of Omnicom, and each share of Ketchum Stock shallI be converted into the right to receive shares of Omnicom Common Stock, as more fully described herein;

          2. A proposal to approve the Escrow Agreement and the transactions contemplated thereby, and to appoint Paul H. Alvarez as Ketchum Shareholder Representative and Edward L. Graf as alternate, to act on behalf of the Ketchum Common Shareholders under the terms of the Escrow Agreement; and

          3. Such other proposals as may properly come before the Special Meeting or any adjournment thereof.

     None of the proposals shall become effective unless all of the proposals are adopted by the requisite vote of the Ketchum Shareholders.

                           Record Date; Voting Rights


     Only shareholders of record of Ketchum Common Stock and Ketchum Preferred Stock as at the close of business on April 15, 1996 will be entitled to vote at the Special Meeting. On that Record Date there were issued and outstanding 358,818 shares of Ketchum Common Stock and 6,282 shares of Ketchum Preferred Stock. Each share of Ketchum Stock is entitled to one vote per share on the Ketchum Vote Matters at the Special Meeting or any adjournment thereof whether such vote is cast as part of a vote of the Ketchum Common Stock or Ketchum Preferred Stock voting separately as a class, or as part of a collective vote of all Ketchum Stock.


                               Voting Requirements

     The presence of the holders of a majority of the voting power of all shares of Ketchum Common Stock and of the holders of a majority of the voting power of all shares of Ketchum Preferred Stock, in each case entitled to vote on the Record Date, is necessary to constitute a quorum for the transaction of business at the Special Meeting.

     Under the Pennsylvania Business Corporation Law of 1988 (the "PABCL") and the Ketchum Articles of Incorporation (the "Ketchum Articles"), the approval of the Merger Agreement and the transactions contemplated thereby will require the affirmative votes of the holders of a majority of the Ketchum Common Stock, voting as a class, and of the holders of a majority of the Ketchum Preferred Stock, voting as a class. The approval of the Escrow Agreement and the appointment of the Ketchum Shareholder Representative, or the approval of any other proposals as may properly be brought before the Special Meeting, will require the affirmative vote of the holders of a majority of the voting power represented by the outstanding shares of Ketchum Common Stock and Ketchum Preferred Stock, voting together as a single class. Abstentions have the effect of negative votes.

     Notwithstanding the provisions of Pennsylvania law, the Merger Agreement requires as a condition of the Closing of the Merger Agreement that all of the shares of Ketchum Stock held by the Ketchum Profit Sharing Plan shall have been voted in favor of the Merger.

                              Management Ownership


     As of the Record Date, directors and executive officers of Ketchum as a group owned an aggregate of 203,458 shares of Ketchum Common Stock, representing 56.70% of the outstanding shares of Ketchum Common Stock; and the Ketchum Profit Sharing Plan owned an aggregate of 6,282 shares of Ketchum Preferred Stock, representing 100% of the outstanding shares of Ketchum Preferred Stock. Each of these persons and the Trustee of the Ketchum Profit Sharing Plan has expressed an intention to vote in favor of the transactions contemplated herein. Accordingly, the Ketchum Vote Matters can be approved by the affirmative vote of such persons even if all other Ketchum Shareholders vote against the proposals.


     No proxies are being solicited in connection with the Special Meeting.


                       THE MERGER AGREEMENT AND THE MERGER

     (The information contained in this Registration Statement of which this Prospectus/Information Statement forms a part is qualified in its entirety by reference to the complete text of the Merger Agreement, which is filed as an Exhibit thereto and is incorporated herein by reference.)


    Background of and Ketchum's Reasons for the Merger; Recommendation of the
                           Ketchum Board of Directors

Overview

     After the Merger is effective, Ketchum will continue as a separate subsidiary of Omnicom and continue to conduct its business through three primary operating divisions, Ketchum Public Relations, Ketchum Advertising and Ketchum Directory Advertising. It is anticipated that the senior management of these significant operating divisions of Ketchum will continue to serve as officers of such operating divisions. Paul H. Alvarez, the Chairman, Chief Executive Officer and President of Ketchum, will become employed by Omnicom as Vice Chairman of its Diversified Agency Services division and will remain an officer and director of Ketchum. See "The Merger Agreement and the Merger -- Interests of Ketchum Management in the Merger" for a description of proposed employment and non-competition agreements between Ketchum and certain officers of Ketchum, to be entered into upon the Closing of the Merger Agreement.

     The initial Board of Directors of Ketchum immediately following the Effective Time of the Merger will be composed of three directors: Paul H. Alvarez, Peter I. Jones (who is currently the President of Omnicom's Diversified Agency Services division), and Barry J. Wagner (who is currently the Secretary of Omnicom).

     The terms of the Merger Agreement, including the terms of the Escrow Agreement, are the result of arm's-length negotiations between representatives of Omnicom and representatives of Ketchum.


Background of the Merger

     In 1992, Ketchum's Board of Directors (sometimes referred to as the "Ketchum Board") began a process of strategic planning for the corporation and also had each of its divisions engage in similar planning. The divisions included the largest two, Advertising and Public Relations, as well as Directory Advertising and two smaller operations.

     From an overall corporate standpoint, Ketchum recognized three major challenges: (i) first, to make its advertising division competitive for mid-size and larger clients; this required a substantial international network and a strong presence in selected cities; (ii) second, to ensure the availability of capital to allow Ketchum to purchase the shares of retiring shareholders and to allow for normal capital replacement as well as for growth and expansion; and
(iii) third, the Ketchum Board determined that the communication opportunities afforded in what has been called "interactive" communications represented an excellent opportunity for all of the divisions of Ketchum.

      As a result of this analysis, Ketchum first formed an interactive unit to serve as a resource to all of the divisions and to serve clients directly as well. Next, the Executive Committee of the Ketchum Board (sometimes referred to as the "Ketchum Executive Committee") reviewed several capital raising alternatives, including an initial public offering, obtaining an individual or institutional equity partner (not from the advertising or public relations industries) and making use of an employee stock ownership plan ("ESOP"), to provide continuing capital.


     For a time, the Ketchum Executive Committee pursued the ESOP alternative. In the spring of 1995 Ketchum received an unsolicited expression of interest from a major advertising agency to acquire Ketchum. Senior financial officers of Ketchum and such agency met on March 10, 1995 to review Ketchum's financial information, and then held a meeting on April 11, 1995 among the senior officers of such agency and Ketchum. The agency proposed to acquire only certain Ketchum operating units, and its proposal did not assume Ketchum's long-term debt and employee stock loans. The proposal was a taxable transaction at the Ketchum level, with additional taxes accruing upon any distributions to the Ketchum Shareholders. This proposal would have caused Ketchum to incur restructuring costs, and would have exposed Ketchum to business risks regarding clients that might not find the smaller Ketchum attractive. Ketchum informed the agency that the proposal was unacceptable; however, the Ketchum Executive Committee determined to consider other acquisition opportunities.

     Ketchum retained AdMedia Corporate Advisors, Inc. ("AdMedia") in September 1995 to assist Ketchum in identifying acceptable purchasers of Ketchum and, to the extent requested, to advise Ketchum in structuring and negotiating a transaction. Ketchum's agreement with AdMedia contains usual confidentiality, indemnification and other terms and conditions, and provides for a retainer of $10,000 per month from September through November 1995, with the retainer increasing to $15,000 per month in December 1995 and for each month thereafter. The agreement also provides for a transaction fee based on the purchase price received in any transaction, plus reimbursement of out-of-pocket costs. The fee in respect of the Merger will be $1,200,000, provided that any retainer fees paid after March 1996 will be credited against this transaction fee.

     In September 1995 Ketchum was again approached by the advertising agency that made the spring 1995 proposal, and negotiations commenced, with Ketchum being assisted by AdMedia. Several meetings between the financial officers and senior executive officers of the companies were held, and an exchange of information occurred.

     AdMedia initiated discussions with Omnicom in September 1995, and on September 28, 1995 senior executives of Omnicom and Ketchum met to discuss a possible transaction. Omnicom reviewed Ketchum's financial and business information. On October 23 and 24, 1995, Ketchum's Executive Committee and Board met to discuss the other agency's proposal and the Omnicom expression of interest. The Ketchum Board encouraged the Ketchum senior officers to continue discussions with the other agency and with Omnicom; AdMedia reported that none of the other agencies it had contacted had expressed interest in exploring a transaction.

     In November 1995 and on December 4, 1995 the other agency submitted revised proposals to Ketchum, in each case consisting of a non-taxable stock transaction using unregistered stock, with escrows to secure Ketchum's financial statement representations and warranties. These revised proposals continued to have as a condition the acquisition of less than all of Ketchum's operating units and a contingent valuation formula, which the Ketchum Board had previously found to be unacceptable. In early December, Omnicom also submitted a proposal to Ketchum. Ketchum reviewed both proposals with AdMedia. On December 12, 1995 Ketchum met with senior Omnicom officers, and on December 13, 1995, Ketchum met with senior officers of the other agency.

      After several additional meetings with Omnicom and its representatives, including detailed reviews of Ketchum's balance sheet and financial statements, an agreement in principle was reached between the parties. Ketchum held a Board meeting on January 4, 1996 at which the Ketchum Board approved in principle the Merger and related transactions and determined to discontinue discussions with the other agency, and a press release announcing the proposed Merger was issued on January 10, 1996. A first draft of the Merger Agreement was circulated among the parties on January 24, 1996. Several meetings were held, both among senior financial officers of Ketchum and of Omnicom, and among their respective attorneys, to propose, discuss and ultimately agree upon changes to the draft. On March 5, 1996, the parties came to a final agreement on the purchase price and other significant terms of the Merger, and on March 7, 1996 the Merger Agreement was executed and delivered by the parties.

Ketchum's Reasons for the Merger

     The Ketchum Board of Directors has determined that the Merger Agreement and the Merger are advisable and in the best interests of Ketchum and the Ketchum Shareholders and has approved the Merger Agreement and Merger.


     In reaching the determination that the Merger Agreement is in the best interests of Ketchum and the Ketchum Shareholders, the Ketchum Board consulted with Ketchum management and with AdMedia. The Ketchum Board considered a number of factors, including, without limitation, the following:

     (i) Long-Term Strategic Objectives. The Ketchum Board believed that the Merger would fulfill Ketchum's major long-term strategic objectives by making its advertising division competitive for mid-size and larger clients through Omnicom's substantial international network, and by ensuring the availability of capital for a variety of purposes, including growth and expansion.

     (ii) Complementary Business Operating Units. Ketchum Advertising's affiliation with a substantially larger agency, such as Omnicom, would afford it access to Omnicom's international service facilities, clients, and financial and managerial resources. Ketchum's Public Relations Division would be able to work within Omnicom, with access to Omnicom's financial resources and clients, as well as Omnicom's extensive international service facilities. Ketchum Directory Advertising would benefit from the opportunity to service Omnicom clients.

     (iii) Fairness of the Consideration. The establishment of a purchase price carrying a substantial premium over the book value of the Ketchum Common Stock as at December 31, 1995 and the opportunity for the holders of the Ketchum Preferred Stock to receive the liquidation preference on their shares, together with the provision for Ketchum's obligations with respect to contingent liabilities related primarily to "change of control" premiums to former shareholders and pending litigation.

     (iv) Unsatisfactory Alternatives. The proposal by Omnicom was deemed to be more favorable than the offer of the other agency, since it provided for more value to the Ketchum Shareholders without the risk of a contingent valuation formula, was for all of Ketchum's operating units, resulted in a better business fit among the Ketchum and Omnicom operating units, had a better business culture fit with Ketchum's managers, and provided a structure which avoided both current taxation to Ketchum Shareholders and the expense to Ketchum of restructuring its remaining operations. Ketchum management also noted that the efforts of AdMedia and Ketchum management had not identified any other acquisition candidates, principally due to the insufficient size of potential purchasers or identified client conflicts that would make a combination unlikely or impracticable.

     (v) Financial Condition of Ketchum. Information relating to Ketchum's financial condition, results of operations, capital levels and management's best estimates of Ketchum's prospects.

     (vi) Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, including (a) the condition that the Merger will be a tax-free reorganization for federal tax purposes to the Ketchum Shareholders and (b) the conversion of the Ketchum Shareholders' shares of Ketchum Stock for Omnicom Common Stock, provide the Ketchum Shareholders with liquidity in their investment at a fair
            value,   without   resulting   in  a  taxable   event  for   Ketchum
            Shareholders.

     (vii) Value and Liquidity of Omnicom Common Stock. Omnicom Common Stock is traded on the New York Stock Exchange; Ketchum Shareholders would obtain a liquid security in exchange for their illiquid investment in Ketchum.


Recommendation of the Ketchum Board of Directors


     The decision of the Ketchum Board to approve and recommend the Merger Agreement and the Merger was based on a number of factors, including the Ketchum Board's knowledge of the business, operations, properties, assets and earnings of Ketchum and its assessment of Ketchum's long-term prospects; the opportunity for Ketchum to achieve long-term strategic and financial benefits by consummating the Merger, including the condition that the Merger will be a tax-free reorganization for federal income tax purposes to the Ketchum Shareholders; the opportunity for the holders of the Ketchum Preferred Stock to receive the liquidation preference on such shares; the market prices at which the shares of Omnicom Common Stock have traded during the past year; the fact that Omnicom Common Stock is traded on the New York Stock Exchange and, thus, is a liquid investment whereas Ketchum Stock has no trading activity; and the fact that the Ketchum Shareholders would receive a substantial premium over the book value of the Ketchum Common Stock as of December 31, 1995. The Ketchum Board did not attach a relative weight to the factors it considered in reaching its decision, but, considering all factors herein discussed, determined that the Merger Agreement and the Merger are fair to and in the best interests of Ketchum and the Ketchum Shareholders.


     For the reasons set forth above, the Ketchum Board believes that the Merger is fair to, and in the best interests of, Ketchum and the Ketchum Shareholders and recommends that the Ketchum Shareholders vote FOR the approval of the Merger Agreement and the transactions contemplated thereby.

                        Omnicom's Reasons for the Merger

     Omnicom's Board of Directors believes that the Merger represents an opportunity to strengthen the reach of its Diversified Agency Services division through the acquisition of a full-service marketing communication services company with particular strengths in public relations, consumer advertising, directory advertising and other related activities.

     Omnicom has not retained an outside party to evaluate the proposed Merger but has instead relied upon the knowledge of its management in considering the financial aspects of the Merger.


     In reaching its conclusion, the Omnicom Board of Directors considered, among other things, (i) information concerning the financial performance, condition, business operations and prospects of Ketchum; and (ii) the proposed terms and structure of the Merger. Although net income per share of Omnicom Common Stock on a pro forma basis is lower than Omnicom's historical net income per common share, it is anticipated, based upon Ketchum's anticipated net income for 1996, that the Merger will be non-dilutive to Omnicom's results of operations for 1996 and future years. Accordingly, Omnicom's Board of Directors has unanimously approved the Merger and the transactions contemplated thereby.

                 Interests of Ketchum's Management in the Merger

     (The following describes certain interests of the directors and executive officers of Ketchum in the Merger that are in addition to the interests of Ketchum Shareholders generally.)

     Pursuant to the Merger Agreement, Omnicom will enter into an employment agreement with Paul H. Alvarez, the Chairman, Chief Executive Officer and President of Ketchum and one of its directors, pursuant to which Mr. Alvarez would be employed as the Vice Chairman of the Diversified Agency Services division of Omnicom. In addition, pursuant to the Merger Agreement, KCI will enter into employment agreements with each of the following executive officers of Ketchum: David R. Drobis, John C. Joseph, Raymond L. Kotcher, Dianne Snedaker, Lorraine Thelian, Lawrence R. Werner and Edward L. Graf.

     It is anticipated that, except as indicated below, the new employment agreements will have a term commencing at the Effective Time and ending three years thereafter (subject to an "evergreen" provision terminable on one year's notice by Ketchum and six months' notice by the executive), and provide for annual salary compensation and fringe benefits substantially the same as such persons were receiving immediately prior to the Merger. The employment agreement for Mr. Graf will have a term commencing at the Effective Time and ending one year thereafter (subject to the same "evergreen" provision terminable on 30 days notice). In the event Mr. Graf's employment is terminated by Ketchum other than for cause, Mr. Graf will be entitled to receive one year's severance pay. In addition, on March 2, 1996 the existing employment agreement between KCI and J. Craig Mathiesen, a director and key executive of Ketchum, was extended from its March 2, 1996 expiration date for a period up to two years.

     In addition, pursuant to the terms of the Merger Agreement, each of the executives who is entering into an employment agreement as described above, including Mr. Mathiesen, will also enter into a non-competition agreement with Omnicom and Ketchum. Robert C. Feldman and James V. Ficco, who are directors of Ketchum, will also enter into a non-competition agreement with Omnicom and Ketchum. There is no additional consideration being paid in connection with these non-competition agreements.


     Finally, the current directors of Ketchum and the holders of more than 5% of the Ketchum Common Stock have executed a Contribution Agreement pursuant to which they have agreed to indemnify the Ketchum Shareholder Representative against all losses and expenses which may be incurred by him as a result of any dispute arising from the performance of his duties under the Escrow Agreement, unless such dispute is the result of his gross negligence or actions taken in bad faith. See "The Escrow Agreement and the Ketchum Shareholder Representative--Appointment of the Ketchum Shareholder Representative".


                  Procedure for Distributing Shares of Omnicom
                      Common Stock to Ketchum Shareholders

     A transmittal form will be furnished to Ketchum Shareholders prior to the Effective Time of the Merger for use in transmitting their certificates evidencing their shares of Ketchum Stock to Omnicom to exchange them for certificates evidencing the Omnicom Common Stock to which they are entitled as a result of the Merger. The instructions on the form of transmittal must be complied with by each surrendering shareholder.

     On or as soon as practicable after the Closing of the Merger Agreement, each Ketchum Shareholder shall receive by first-class mail in accordance with the instructions of such Ketchum Shareholder as set forth in his or her transmittal form, a certificate or certificates representing the next lower number of whole shares of Omnicom Common Stock into which the shares of Ketchum Stock represented by the certificate or certificates of Ketchum Common Stock or Ketchum Preferred Stock so surrendered shall have been converted pursuant to the Merger and, in addition, cash in lieu of a fractional share that such Ketchum Shareholder is entitled to receive, subject in the case of the Ketchum Common Stock to the provisions of the Escrow Agreement described below. Each Ketchum Common Shareholder will also receive a receipt indicating the number of shares of Omnicom Common Stock being held in the General Escrow Fund and Special Escrow Fund in the name of such Ketchum Shareholder.

     Dividends and other distributions which may be payable by Omnicom to holders of record of Omnicom Common Stock as of a date on or after the date of the Closing of the Merger Agreement and which are paid prior to the delivery of Omnicom Common Stock to Ketchum Shareholders entitled thereto, will be paid to such former Ketchum Shareholders at the same time the Omnicom Common Stock is transferred to them upon surrender of certificates representing their shares of Ketchum Stock. Such former shareholders will not be entitled to interest or earnings on such dividends or other distributions pending receipt.

                              The Merger Agreement
The Merger

     Under the terms of the Merger Agreement, at the Effective Time of the Merger, OmniSub will be merged with and into Ketchum, whose separate corporate existence will continue as a wholly-owned subsidiary of Omnicom.

Conversion Prices

     Under the terms of the Merger Agreement, at the Effective Time, each outstanding share of Ketchum Stock will be converted into shares of Omnicom Common Stock based upon the Conversion Prices described below and the Market Value of the Omnicom Common Stock. No fractional shares of Omnicom Common Stock will be issued but in lieu thereof each holder of shares of Ketchum Stock who would otherwise have been entitled to a fraction of a share of Omnicom Common Stock will be paid the cash value of such fraction of a share based upon the Market Value thereof.

     The "Common Stock Conversion Price" will result in an amount per share of Ketchum Common Stock equal to $44,940,000 divided by the number of outstanding shares of Ketchum Common Stock; the "Preferred Stock Conversion Price" will result in an amount per share of Ketchum Preferred Stock equal to its liquidation preference of $1,000. These dollar amounts will then be converted into a number of shares of Omnicom Common Stock based upon the average of the closing prices per share of the Omnicom Common Stock on the New York Stock Exchange during the 20 consecutive trading days ending three business days immediately prior to the date of the Special Meeting. Accordingly, although the actual conversion exchange rates cannot be calculated as of the date of this Prospectus/Information Statement, they will be known by the date of the Special Meeting and will be available to the attendees thereof.


     Based upon the assumption as set forth in the Summary under "Description of Certain Terms of the Merger Agreement -- Conversion of Ketchum Stock" that there would be 358,818 shares of Ketchum Common Stock outstanding at the Effective Time of the Merger, subject to the obligation to deposit shares of Omnicom Common Stock into the Escrow Funds pursuant to the Escrow Agreement, each share of Ketchum Common Stock would be converted into the right to receive shares of Omnicom Common Stock having an aggregate Market Value of $125.24; based upon the Market Value of $41, this would equate to 3.05 shares of Omnicom Common Stock for each share of Ketchum Common Stock. Each share of Ketchum Preferred Stock would be converted into the right to receive 24.39 shares of Omnicom Common Stock.

     The Closing of the Merger Agreement has been scheduled for May 31, 1996, the day after the date of the Special Meeting. However, the Closing of the Merger Agreement may be delayed beyond May 31, 1996 if all conditions of the
Merger have not been satisfied or waived by such date; there will be no adjustment to the Conversion Prices if this occurs, notwithstanding that the actual value of the Omnicom Common Stock could fluctuate between the date of the Special Meeting and the date of the Closing of the Merger Agreement. At the time this Prospectus/Information Statement is being mailed to the Ketchum Shareholders, Omnicom has no reason to believe that the Closing of the Merger Agreement will not be held on May 31, 1996 as scheduled.


Indemnification Obligations

     Under the Merger Agreement, the Ketchum Common Shareholders are required to indemnify, defend and hold harmless Omnicom and OmniSub, and their affiliates, directors, officers and for (i) liabilities, obligations, losses, penalties, claims, actions, judgments or causes of action, assessments, costs or expenses (including, without limitation, reasonable attorneys' fees and disbursements) as a consequence of or in connection with any inaccuracy or breach of any representation, warranty or covenant of Ketchum contained in or made pursuant to the Merger Agreement, but only to the extent, with certain exceptions, that such losses exceed $100,000 and (ii) any expenses being incurred by Ketchum in connection with the ongoing reorganization of the media buying operations of KCI. Holders of Ketchum Preferred Stock are not required to provide any indemnification under the Merger Agreement.

     To satisfy these indemnification obligations, the Ketchum Common Shareholders will deposit shares of Omnicom Common Stock into the General Escrow Fund and the Special Escrow Fund under the Escrow Agreement. The General Escrow Fund will contain shares of Omnicom Common Stock having an aggregate Market

Value of $4,400,000 and will be used to satisfy the indemnification obligations described under clause (i) of the preceding paragraph; the Special Escrow Fund will contain shares of Omnicom Common Stock having an aggregate Market Value of $2,500,000 and will be used to satisfy the indemnification obligations described under clause (ii) of the preceding paragraph. Indemnification obligations arising under clause (i) may be satisfied only from the General Escrow Fund, and those arising under clause (ii) may be satisfied only from the Special Escrow Fund. Each Ketchum Common Shareholder will be depositing his pro rata share of the General Escrow Fund or Special Escrow Fund (rounded up to the nearest whole share). Accordingly, of the shares of Omnicom Common Stock issuable in respect of each share of Ketchum Common Stock, shares of Omnicom Common Stock having an aggregate Market Value of $12.26 will be deposited into the General Escrow Fund and shares of Omnicom Common Stock having an aggregate Market Value of $6.97 will be deposited into the Special Escrow Fund.


     The indemnification obligations of the Ketchum Common Shareholders, will be limited to and satisfied solely from, the General Escrow Fund and Special Escrow Fund under the Escrow Agreement (such that neither Omnicom nor any of its affiliates will have any recourse for the payment of any losses or other damages arising out of the transactions contemplated by the Merger Agreement against any Ketchum Shareholder, nor shall any Ketchum Shareholder be personally liable for any such losses or damages). Indemnification obligations to be satisfied out of the General Escrow Fund will terminate on the earlier of the first independent audit report, if any, of the surviving corporation following the Effective Time of the Merger or one year from the Effective Time (except that claims asserted in writing on or prior to such date will survive until they are decided and are final and binding on the parties). Indemnification obligations to be satisfied out of the Special Escrow Fund will terminate on December 31, 1996, being the latest date by which it will be determined whether or not costs have been incurred in connection with the ongoing reorganization of the media buying operations (except that claims asserted in writing on or prior to such date will survive until they are decided and are final binding on the parties).


Representations and Warranties

     The Merger Agreement contains various customary representations and warranties of Ketchum relating to, among other things: (a) the organization and similar corporate matters of Ketchum and each of the subsidiaries; (b) the capital structure of Ketchum and each of its subsidiaries; (c) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters; (d) absence of conflicts under charters or by-laws, required consents or approvals and no violations of any agreements or laws; (e) financial statements provided to Omnicom by Ketchum; (f) absence of certain material adverse events, changes or effects; (g) certain contracts, including, but not limited to, certain real and personal property leases and employment, consulting and benefit matters; (h) litigation; (i) certain tax matters; (j) undisclosed liabilities; (k) insurance; (l) compliance with law and licenses, authorizations and permits held by Ketchum necessary to conduct its business; (m) client relations; (n) employment relations; (o) retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended; and (p) trademarks, trade names, assumed or fictitious names, copyrights, logos, service marks and slogans.

     The Merger Agreement also contains various customary representations and warranties of Omnicom relating to, among other things: (a) organization and similar corporate matters of Omnicom and OmniSub; (b) authorization, execution and delivery of the Merger Agreement and related matters; (c) absence of any conflicts under charters or by-laws, required consents or approvals and no violations of any agreements or laws; (d) the shares of Omnicom Common Stock to be issued in the transaction; (e) financial statements provided to Ketchum by Omnicom; (f) absence of certain adverse events, changes or effects; and (g) litigation.

Certain Covenants

     Pursuant to the Merger Agreement, Ketchum has agreed that, during the period from the execution of the Merger Agreement until the Closing of the Merger Agreement, Ketchum and each of its subsidiaries will, among other things:
(a) not solicit, initiate or encourage any other offer or inquiry concerning the acquisition of Ketchum; (b) give timely notice of a meeting to its shareholders to approve the Merger Agreement and the Escrow Agreement and to appoint the Ketchum Shareholder Representative; (c) inform Omnicom's management as to the operation, management and business of Ketchum; (d) permit Omnicom to make such reasonable investigation of the assets, properties and businesses of Ketchum as they deem necessary or advisable; and (e) except (i) as permitted by the Merger Agreement and (ii) as otherwise consented to in writing by Omnicom, operate its businesses in the ordinary course and, to the extent consistent with past practice, use reasonable commercial efforts to preserve the existing business organization, existing business relationships, and goodwill intact.

     Pursuant to the Merger Agreement, Omnicom has agreed to cause Ketchum to maintain in effect for three years (or a lesser period of time, in certain events) the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by Ketchum, or to substitute therefor policies containing substantially the same coverage.

     Pursuant to the Merger Agreement, Ketchum and Omnicom have covenanted with one another to take certain additional actions, including without limitation:
(a) to each take all corporate and other action, make all filings with courts or governmental authorities and use its reasonable efforts to obtain in writing all approvals and consents required to be taken, made or obtained by it in order to effectuate the Merger; (b) to prepare this Prospectus/Information Statement and the Registration Statement of which it is a part, with each party representing and warranting to the other as to the accuracy of the information supplied by it for inclusion herein; and (c) to each use its reasonable efforts to consummate the Merger and the other transactions contemplated by the Merger Agreement.

Certain Conditions to the Merger

     In addition to approval of the Merger Agreement, the Merger and the Escrow Agreement and the appointment of the Ketchum Shareholder Representative by the Ketchum Shareholders at the Special Meeting, and to the required regulatory approvals, the respective obligations of Omnicom, OmniSub and Ketchum to consummate the Merger are subject to the satisfaction of certain conditions, including without limitation: (i) the accuracy in all material respects of the representations and warranties made by the parties in the Merger Agreement; (ii) the performance by the parties of their respective obligations under the Merger Agreement prior to the Closing; (iii) the absence of any material adverse changes in the condition of the businesses of Ketchum on the one hand or Omnicom on the other hand; (iv) the effectiveness of the Registration Statement under the Securities Act with respect to the shares of Omnicom Common Stock to be issued pursuant to the Merger Agreement and the approval of the listing of such Omnicom Common Stock on the New York Stock Exchange; (v) the execution and delivery of the Escrow Agreement; (vi) the absence of any action or proceeding enjoining the transactions contemplated by the Merger Agreement; and (vii) the absence of any action or proceeding by any governmental agency that might result in enjoining the consummation of said transactions.

     The obligations of Omnicom and OmniSub to effect the Merger are subject to satisfaction of certain additional conditions including, without limitation: (i) the SEC's not having objected to Omnicom's treatment of the Merger as a pooling-of-interests for accounting purposes; (ii) the execution and delivery of employment agreements with key executives of Ketchum and the execution and delivery of non-competition agreements by each of such individuals; (iii) there not having been a material and adverse change in the business and affairs of Ketchum; and (iv) holders of fewer than 3% of the outstanding shares of Ketchum Common Stock having elected dissenters' rights, and the Trustee of the Ketchum Profit Sharing Plan having voted all the shares of Ketchum Stock in favor of the Ketchum Vote Matters.

     The obligations of Ketchum to effect the Merger are subject to the satisfaction of certain additional conditions including, without limitation, Omnicom or Ketchum, as the case may be, having entered into the employment agreements described above. See "The Merger Agreement and the Merger--Interests of Ketchum Management in the Merger."


     Pursuant to the terms of the Merger Agreement, each of Omnicom and Ketchum is entitled to waive any of its conditions to consummation of the Merger to the extent that any such condition is not satisfied in full by the other party, other than conditions relating to the treatment of the Merger by the SEC as a pooling-of-interests for accounting purposes, the approval of the Ketchum Vote Matters by the Ketchum Shareholders and the absence of any action or proceeding enjoining the transactions contemplated by the Merger Agreement.

Closing Date


      The Closing has been scheduled for May 31, 1996, assuming that all conditions to closing the Merger Agreement have been satisfied or waived by such date. At the time this Prospectus/Information Statement is being mailed to the Ketchum Shareholders, Omnicom has no reason to believe that the Closing will not take place on May 31, 1996 as scheduled.


Termination

     The Merger Agreement may be terminated and the contemplated Merger may be abandoned at any time prior to the Closing, whether before or after approval by the Ketchum Shareholders, (a) by mutual consent of the Boards of Directors of Omnicom, OmniSub and Ketchum; (b) by either Omnicom and OmniSub, on the one hand, or Ketchum, on the other hand, if there has been a breach of any representation, warranty or covenant on the part of the other party set forth in the Merger Agreement which breach has not been cured within 30 days following receipt by the breaching party of notice of such breach, unless the breach of any such representation, warranty, or covenant does not materially adversely affect the business or assets of the breaching party or the ability of either party or parties to consummate the Merger; (c) by the Board of Directors of Omnicom, OmniSub or Ketchum if a final and nonappealable order, decree or judgment of any court or other governmental authority is issued which would enjoin the Merger; or (d) by either Omnicom and OmniSub or Ketchum if the Closing shall not have occurred prior to the close of business on December 31, 1996 or if the conditions to such parties' obligation to close shall have become incapable of being satisfied by December 31, 1996.

Amendment

     The Merger Agreement and the exhibits and schedules thereto may be amended, supplemented or qualified by the parties only by an agreement in writing signed by all parties with due authorization.

                              Other Considerations

Federal Income Tax Consequences


     (The following is a summary of all federal income tax consequences of the Merger that are material to the Ketchum Shareholders. It is based upon certain representations and assumptions as set forth in the opinion of Deloitte & Touche LLP filed as an Exhibit to this Registration Statement of which this Prospectus/Information Statement is a part. No opinion has been expressed as to the state, local or foreign tax consequences. In addition, the following is general in nature and does not take into account the particular tax circumstances of any individual Ketchum Shareholder. It is recommended that each Ketchum Shareholder consult his own tax advisors as to the specific consequences of the proposed Merger for such individual, including the application and effect of state, local and foreign laws.)


     The Merger has been structured to qualify as a "tax-free" reorganization within the meaning of the Code. Deloitte & Touche LLP, Ketchum's tax advisor in the Merger, has rendered its opinion as to the federal income tax consequences of the Merger. The opinion of Deloitte & Touche LLP is based upon the Code, regulations now in effect thereunder, current administrative rulings and practice, and judicial authority, all of which are subject to change. Unlike a ruling from the Internal Revenue Service, the opinion of Deloitte & Touche LLP is not binding upon the Internal Revenue Service and there can be no assurance, and none is hereby given, that the Internal Revenue Service will not take a position contrary to one or more of the positions reflected therein or that the opinion will be upheld by the courts if challenged by the Internal Revenue Service.

     In the opinion of Deloitte & Touche LLP, which opinion is based upon various representations and subject to various assumptions and qualifications, the following federal income tax consequences, among others, will result from the Merger.

          1. The Merger will constitute a  reorganization  within the meaning of
     Section 368(a) of the Code.

          2. No gain or loss will be recognized by Ketchum Shareholders upon the exchange of their Ketchum Stock (including fractional share interests they might otherwise be entitled to receive) solely for Omnicom Common Stock.

           3. The holding period of the Omnicom Common Stock will include the holding period for the Ketchum Stock surrendered in exchange therefor, provided the Ketchum Stock was held as a capital asset on the date of exchange.

          4. The aggregate basis of the Omnicom Common Stock received by a Ketchum Shareholder (including any fractional share interest such Shareholder might otherwise receive) will be the same as the aggregate basis of the Ketchum Stock surrendered in exchange therefor.

          5. The payment of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Omnicom. Any Ketchum Shareholder who receives cash in lieu of a fractional share interest in Omnicom Common Stock will recognize gain or loss measured by the difference between cash received in respect of such fractional share and the portion of the basis of Ketchum Stock allocable thereto. Similarly, a Ketchum Shareholder who dissents from the Merger and receives the "fair value" of his shares of Ketchum Stock in accordance with the PABCL (see "Rights of Dissenting Ketchum Shareholders" below) will recognize gain or loss measured by the difference between the cash received and the basis of the Ketchum Stock.

     No ruling from the Internal Revenue Service will be sought on any of the foregoing federal tax consequences of the Merger.

     A copy of the opinion of Deloitte & Touche LLP has been filed as an Exhibit to the Registration Statement of which this Prospectus/Information Statement is a part and is incorporated herein by reference.

Accounting Treatment

     Ketchum and Omnicom expect the Merger to be accounted for as a pooling-of-interests for financial reporting purposes in accordance with generally accepted accounting principles. Under pooling of interest accounting upon consummation of the Merger, the assets and liabilities of Ketchum would be included in the consolidated balance sheet of Omnicom and its subsidiaries in the amounts which were included in the books of Ketchum immediately before the Merger after conforming certain accounting policies and procedures to those currently used by Omnicom.

 Regulatory Approvals


     Under the Hart-Scott-Rodino Act and the rules promulgated therewith by the FTC, the Merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and specified waiting period requirements have been satisfied. Omnicom and Ketchum each filed notification and report forms under the Hart-Scott-Rodino Act with the FTC and the Antitrust Division on March 13, 1996. The required waiting period under the Hart-Scott-Rodino Act expired on April 13, 1996.


     At any time before or after consummation of the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger or seeking divestiture of assets of Omnicom. At any time before or after the Closing, and notwithstanding that the Hart-Scott-Rodino Act waiting period has expired, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the consummation of the Merger or seeking divestiture of assets of Omnicom. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

     Based on information available to them, Omnicom and Ketchum believe that the Merger can be effected in compliance with Federal and state antitrust laws. However, there can be no assurance that a challenge to the consummation of the Merger on antitrust grounds will not be made or that, if such a challenge were made, Omnicom and Ketchum would prevail or would not be required to accept certain conditions, possibly including certain divestitures of assets of Omnicom, in order to consummate the Merger.

Resales of Omnicom Common Stock

      All shares of Omnicom Common Stock received by Ketchum Shareholders as a result of the Merger will be freely transferable, except that shares of Omnicom Common Stock received by persons who are deemed to be "affiliates" (as such term is understood under the Securities Act) of Ketchum prior to the Merger ("Ketchum

Affiliates") shall be subject to certain restrictions, as more fully described below. Persons who may be deemed to be affiliates of Ketchum or Omnicom generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party. The Merger Agreement provides that Ketchum will furnish Omnicom with a list identifying all persons who may be considered to be Ketchum Affiliates, and gives Omnicom the right to review such list and require changes. Ketchum is required to use its best efforts to cause each of the Ketchum Affiliates to execute a written agreement to comply fully with the restrictions described below, and the receipt of such written agreements from each Ketchum Affiliate is a condition to Omnicom's obligation to consummate the Merger.

     Federal Securities Laws. Shares of Omnicom Common Stock received by Ketchum Affiliates may be resold by such Ketchum Affiliates only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act.

     Pooling-of-Interests Rules. In order to satisfy a condition of the pooling-of-interests rules as the accounting treatment to be accorded the Merger, Ketchum Affiliates may not sell, assign, transfer, convey, encumber or dispose of, directly or indirectly, or otherwise reduce their risk relative to, any shares of Omnicom Common Stock until the publication by Omnicom of its financial results covering a period of at least thirty days of combined operations of Omnicom and Ketchum after the Closing. This prohibition precludes the use of "hedging" techniques during this period.

Stock Exchange Listing

     It is a condition to the Merger that the shares of Omnicom Common Stock required to be issued in connection with the Merger be authorized for listing on the NYSE, subject to official notice of issuance. [An application has been filed for listing such Omnicom Common Stock on the NYSE.]

Rights of Dissenting Ketchum Shareholders

     If the Merger is consummated, under Section 1930 of the PABCL, holders of shares of Ketchum Stock with respect to which appraisal rights are perfected and not withdrawn or lost, will be entitled to have the "fair value" of their shares of Ketchum Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to them in cash by complying with the provisions of Subchapter D of Chapter 15 of the PABCL ("Subchapter D").

     The following is a brief summary of Subchapter D which sets forth the procedures for dissenting from the Merger and demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Subchapter D, a copy of the text of which is attached hereto as Annex I.

     Ketchum Shareholders of record who desire to exercise their appraisal rights must satisfy all of the conditions set forth in Section 1930 of the PABCL and in Subchapter D, which conditions include the following requirements. A written notice of intention to demand "fair value" for shares of Ketchum Stock must be delivered to the Secretary of Ketchum before the taking of the vote on the Merger Agreement. This written demand must be in addition to and separate from any proxy or vote abstaining from or against the Merger Agreement. Neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a notice of intention to demand fair value within the meaning of Subchapter D. Any Ketchum Shareholder seeking appraisal rights must hold the shares of Ketchum Stock for which appraisal is sought on the date of the making of the demand, continuously hold such shares through the Effective Time, and otherwise comply with the provisions of Subchapter D.


     Ketchum Shareholders electing to exercise their appraisal rights under Subchapter D need not vote against the Merger in order to perfect such appraisal rights; abstentions are acceptable. However, dissenting Ketchum Shareholders must not vote for approval and adoption of the Merger Agreement nor consent thereto in writing. Voting in favor of the Merger Agreement, or delivering a proxy in connection with the Special Meeting (unless the proxy votes against, or expressly abstains from the vote on, the Merger Agreement), will constitute a waiver of a Ketchum Shareholder's right of appraisal and will nullify any written demand for appraisal submitted by the shareholder.

     The notice of intention to demand fair value should specify the Ketchum Shareholder's name and mailing address, the number of shares of Ketchum Stock owned, and that the Ketchum Shareholder is thereby demanding appraisal of his or her shares of Ketchum Stock. If the Merger is approved by Ketchum Shareholders, Ketchum shall give notice to all Ketchum Shareholders who have delivered a notice of intention to demand payment of the fair value of their shares of Ketchum Stock and have otherwise complied with Subchapter D. The notice to be delivered by Ketchum shall, among other things, state where and when the dissenting Ketchum Shareholder should deliver (a) a demand for payment, and (b) the certificates representing the dissenting shareholder's shares of Ketchum Stock.

     After the dissenting Ketchum Shareholder has received the notice from Ketchum described in the preceding paragraph, the dissenting shareholder must both make written demand for payment and deliver the certificates representing the Ketchum Shareholders' Ketchum Stock in accordance with the instructions set forth in the notice.

     Promptly after consummation of the Merger and after timely receipt of a proper demand of payment and of the share certificates representing the dissenting shareholder's shares of Ketchum Stock, Ketchum shall remit to dissenters the amount that it estimates to be the fair value of the shares, or shall give written notice that no remittance shall be made; such remittance or notice shall be accompanied, among other things, by the balance sheet and income statement of Ketchum and its subsidiaries as at December 31, 1995, [together with an interim balance sheet and income statement as at _______, 1996.] If the dissenter believes that the amount stated or remitted is less than the fair value of his shares of Ketchum Stock, he may send to Ketchum his own estimate of the fair value, which shall be deemed a demand for payment of the amount or the deficiency. If such a demand is not made within 30 days after the remittance or notice by Ketchum, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by Ketchum.

     Within 60 days after the later of the Effective Time, the receipt of all demands for payment, or timely receipt of any estimates by dissenting shareholders of the fair value of their shares, Ketchum may file in court an application for relief requesting a determination by the court of the fair value of the shares; if Ketchum does not file an application, the dissenting shareholder may file an application in Ketchum's name, subject to the time restrictions set forth in Subchapter D.

     The cost of the appraisal proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances; costs would be assessed against dissenting shareholders whom the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

     Any Ketchum Shareholder who has duly demanded appraisal in compliance with Subchapter D will not be entitled to vote for any purpose the shares of Ketchum Stock subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or other distributions payable to shareholders of record at a date prior to the Effective Time.

     In view of the complexity of these provisions of the PABCL, Ketchum Shareholders who are considering dissenting from the approval and adoption of the Merger Agreement and exercising their rights under Subchapter D should consult their legal advisors.

                          THE ESCROW AGREEMENT AND THE
                       KETCHUM SHAREHOLDER REPRESENTATIVE

The Escrow Agreement

     (The information contained in this Registration Statement of which this Prospectus/Information Statement performs a part is qualified in its entirety by reference to the complete text of the Escrow Agreement which is filed as an Exhibit thereto and is incorporated herein by reference.)

     As described above under "The Merger Agreement and the Merger--the Merger Agreement--Indemnification Obligations", in order to satisfy indemnification obligations under the Merger Agreement, the Ketchum Shareholders will deposit shares of Omnicom Common Stock into the General Escrow Fund and the Special Escrow Fund under the Escrow Agreement. The General Escrow Fund will contain shares of Omnicom Common Stock having an aggregate Market Value of $4,400,000 and the Special Escrow Fund will contain shares of Omnicom Common Stock having an aggregate Market Value of $2,500,000.

     Each of the Ketchum Common Shareholders shall be depositing his or her pro rata share of the General Escrow Fund or Special Escrow Fund (rounded up to the nearest whole share) determined by multiplying the aggregate number of shares of Omnicom Common Stock required to be deposited into such Escrow Fund by a fraction, the numerator of which is the number of shares of Omnicom Common Stock issuable to such individual in the Merger and the denominator of which is the total number of shares of Omnicom Common Stock issuable to all such individuals required to provide indemnification.


     Based upon the assumed number of outstanding shares set forth above under "Conversion of the Ketchum Common Stock", of the $125.24 Common Stock Conversion Price payable in respect of each share of Ketchum Common Stock, Omnicom Common Stock having an aggregate Market Value of $12.26 would be deposited in the General Escrow Fund, and Omnicom Common Stock having an aggregate Market Value of $6.97 would be deposited in the Special Escrow Fund. Based upon the assumed Market Value of $41, this would result in 0.30 shares of Omnicom Common Stock per share of Ketchum Common Stock being deposited in the General Escrow Fund, and 0.17 shares of Omnicom Common Stock per share of Ketchum Common Stock being deposited in the Special Escrow Fund. Since the amounts held in the Escrow Funds are subject to claims in respect of liabilities, there can be no assurance that amounts held therein will in fact be distributed to the Ketchum Common Shareholders. If none of the amounts held therein are in fact distributed to the Ketchum Common Shareholders, then the actual Common Stock Conversion Price will have been only $106.01, equivalent to 2.59 shares of Omnicom Common Stock based on the stated assumptions.


     For purposes of satisfying any claims, each share of Omnicom Common Stock deposited in either Escrow Fund will be valued at the Market Value, regardless of actual fluctuations of the market value of the Omnicom Common Stock after the Closing of the Merger Agreement.

     Pursuant to the Escrow Agreement, the Ketchum Shareholder Representative, on behalf of the Ketchum Common Shareholders, shall grant to Omnicom a security interest in the Escrow Funds to secure the performance of the indemnification obligations of the Ketchum Common Shareholders under the Merger Agreement and the performance of their obligations to Omnicom under the Escrow Agreement.

      The Escrow Agreement shall automatically terminate if and when all the shares of Omnicom Common Stock held in either Escrow Fund shall have been distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement.

     General Escrow Fund. The Escrow Agreement provides that, upon determination that an indemnification payment is due to Omnicom from the General Escrow Fund, the Escrow Agent shall, to the extent that the shares of Omnicom Common Stock then on deposit in the General Escrow Fund shall be sufficient for the purpose, deliver to Omnicom the number of shares of Omnicom Common Stock, valued at the original Market Value, equal to the indemnification payment. The Ketchum Shareholder Representative shall have the right to dispute any such claim by Omnicom and require arbitration of the items in dispute.

     On the next business day following the earlier of (x) the first independent audit report, if any, of Ketchum following the Closing or (y) one year from the Closing, the Escrow Agent shall deliver to the Ketchum Common Shareholders the remaining shares of Omnicom Common Stock then on deposit in the General Escrow Fund, as reduced by any amounts necessary to cover outstanding claims, including claims then in dispute.

      All dividends, interest and other amounts received with respect to shares of Omnicom Common Stock held in the General Escrow Fund shall be income for tax purposes to the Ketchum Common Shareholders, shall be paid directly to the Ketchum Common Shareholders, and shall not constitute part of the General Escrow Fund. Each Ketchum Common Shareholder shall be entitled to exercise all voting rights with respect to the shares of Omnicom Common Stock deposited by such Ketchum Shareholder in the General Escrow Fund.


     Special Escrow Fund. The Escrow Agreement provided that, upon determination that an indemnification payment is due to Omnicom from the Special Escrow Fund, the Escrow Agent shall deliver to Omnicom the number of shares of Omnicom Common Stock, valued at the original Market Value, equal to the indemnification payment. The Ketchum Shareholder Representative shall have the right to dispute any such claim by Omnicom and require arbitration of the items in dispute.


     The parties have agreed that December 31, 1996 will be the latest date by which it will be determined whether any costs, related to severance, excess leased office space and asset write-offs, have been incurred in connection with the ongoing reorganization of the Ketchum media buying operations. Accordingly, on the next business day following December 31, 1996, the Escrow Agent shall deliver to the Ketchum Common Shareholders the remaining shares then on deposit in the Special Escrow Fund as reduced by any amounts necessary to cover outstanding claims, including claims then in dispute.

     All dividends, interest and other amounts received with respect to shares of Omnicom Common Stock held in the Special Escrow Fund shall be income for tax purposes to the Ketchum Common Shareholders, shall be paid directly to the Ketchum Common Shareholders and shall not constitute part of the Special Escrow Fund. Each Ketchum Common Shareholder shall be entitled to exercise all voting rights with respect to the shares of Omnicom Common Stock deposited by such Ketchum Shareholder in the Special Escrow Fund.


Appointment of the Ketchum Shareholder Representative

     It is a condition to Closing under the Merger Agreement that the Ketchum Shareholders appoint the Ketchum Shareholder Representative to act as their collective agent in connection with the Escrow Agreement, including one or more alternative individuals to act as the Ketchum Shareholder Representative in the event that the designated Representative shall have died, resigned, or otherwise become incapable or unwilling to act as Representative.


     Appointment of the Ketchum Shareholder Representative shall include the specific authorization for such Representative to (i) execute and deliver the Escrow Agreement at the Effective Time of the Merger and any documents incident or ancillary thereto, including without limitation any amendments, cancellations, extensions or waivers in respect thereof; (ii) respond to and make determinations in respect of the assertion of any and all claims for indemnification by Omnicom, and to assert claims on behalf of the Ketchum Common Shareholders, pursuant to the terms of the Escrow Agreement and the terms of the Merger Agreement pertaining thereto; (iii) execute and deliver any stock powers which may be required to be executed by any Ketchum Common Shareholder, in order to permit the delivery to Omnicom of any shares of Omnicom Common Stock to be delivered to it pursuant to the Escrow Agreement; and (iv) take all such other actions as may be necessary or desirable to carry out his responsibilities as collective agent of the Ketchum Shareholders in respect of the Escrow Agreement. The terms of the appointment of the Ketchum Shareholder Representative shall be that he shall not be liable for any mistake of fact or error of judgment or for any acts or omissions unless caused by his gross negligence or willful misconduct; this term will be confirmed by each Ketchum Shareholder in the transmittal form furnished by him to Omnicom as described under "The Merger Agreement and the Merger--Procedure for Distributing Shares of Omnicom Common Stock to Ketchum Shareholders". In addition, the current directors of Ketchum and the holders of more than 5% of the shares of Ketchum Common Stock have executed a Contribution Agreement pursuant to which they have agreed to indemnify the Ketchum Shareholder Representative against all losses and expenses which may be incurred by him as a result of any dispute arising from the performance of his duties under the Escrow Agreement, unless such dispute is the result of his gross negligence or action taken in bad faith.

     Finally, the appointment of the Ketchum Shareholder Representative shall also include the consent of the Ketchum Shareholders to the procedure to be followed in the event the Ketchum Shareholder Representative and any alternative shall be unable or unwilling to serve or continue to serve as such. Pursuant to such a procedure, a new Ketchum Shareholder Representative shall be chosen by majority vote of those persons who were members of Ketchum Board of Directors immediately prior to the Effective Time of the Merger, any of whom shall be entitled to call a meeting for such a purpose.

     The proposal before the Ketchum Shareholders is that Paul H. Alvarez be appointed as Ketchum Shareholder Representative, with Edward L. Graf appointed as alternate. Messrs. Alvarez and Graf are directors and executive officers of Ketchum and Ketchum Shareholders. See "The Merger Agreement and the Merger -- Interests of Ketchum's Management in the Merger" and "Business Information Concerning Ketchum -- Executive Officers and Directors, Principal Shareholders" for more detailed descriptions of these interests.

Recommendation of the Ketchum Board of Directors

     The Ketchum Board of Directors believes that the adoption of the Escrow Agreement is in the best interests of the Ketchum Shareholders and recommends that the Ketchum Shareholders vote FOR the approval of the Escrow Agreement and the transactions contemplated thereby, and FOR the appointment of Paul H. Alvarez as Ketchum Shareholder Representative, with Edward L. Graf as alternate.

                     BUSINESS INFORMATION CONCERNING OMNICOM

     (The information contained in this section is qualified in its entirety by reference to documents incorporated by reference.)

     Omnicom, through its wholly and partially-owned companies, operates advertising agencies which plan, create, produce and place advertising in various media such as television, radio, newspaper and magazines. The Omnicom Group offers its clients such additional services as marketing consultation, consumer market research, design and production of merchandising and sales promotion programs and materials, direct mail advertising, corporate identification, and public relations. The Omnicom Group offers these services to clients worldwide on a local, national, pan-regional or global basis. Operations cover the major regions of North America, the United Kingdom, Continental Europe, the Middle East, Africa, Latin America, the Far East and Australia. In 1995 and 1994, 53% and 51%, respectively, of Omnicom's billings came from its non-U.S. operations.


     According to the unaudited industry-wide figures published in 1996 in the trade journal, Advertising Age, Omnicom is ranked as the second largest advertising agency group worldwide.


     The Omnicom Group operates as three separate, independent agency networks: the BBDO Worldwide Network, the DDB Needham Worldwide Network and the TBWA International Network. The Omnicom Group also operates Goodby, Silverstein & Partners as an independent agency, and certain marketing service and specialty advertising companies through Omnicom's Diversified Agency Services division.

     BBDO Worldwide, DDB Needham Worldwide and TBWA International, by themselves and through their respective subsidiaries and affiliates, independently operate advertising agency networks worldwide. Their primary business is to create marketing communications for their clients' goods and services across the total spectrum of advertising and promotion media. Each of the agency networks has its own clients and competes with each other in the same markets.

     The BBDO Worldwide, DDB Needham Worldwide and TBWA International agencies typically assign to each client a group of advertising specialists which may include account managers, copywriters, art directors and research, media and production personnel. The account manager works with the client to establish an overall advertising strategy for the client based on an analysis of the client's products or services and its market. The group then creates and arranges for the production of the advertising and/or promotion and purchases time, space or access in the relevant media in accordance with the client's budget.

                       SELECTED FINANCIAL DATA OF OMNICOM

     The following table summarizes certain selected consolidated financial data of Omnicom and its subsidiaries and is qualified in its entirety by the more detailed financial information and notes thereto incorporated by reference into this Prospectus/Information Statement. This information has been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend payable to holders of Omnicom Common Stock on December 15, 1995.

                                                   (Dollars in Thousands Except Per Share Amounts)
                                       -----------------------------------------------------------------------
                                          1995           1994           1993           1992           1991
                                       -----------    -----------    -----------    -----------    -----------

For the year:
  Commissions and fees ...............  $2,257,536     $1,907,795     $1,688,960     $1,600,326     $1,435,977
  Income before change in
     accounting principles ...........     139,955        111,495         65,568         59,650         48,457
  Net income .........................     139,955         83,486         65,568         56,250         48,457
  Earnings per common share
    before change in accounting
    principles:
     Primary .........................        1.89           1.58           1.03           1.01           0.84
     Fully diluted ...................        1.85           1.54           1.01           0.86           0.84
  Cumulative effect of change in
    accounting principles:
     Primary .........................         --           (0.40)           --           (0.06)           --
     Fully diluted ...................         --           (0.40)           --           (0.06)           --
  Earnings per common share
    after change in accounting
    principles:
     Primary .........................        1.89           1.18           1.03           0.95           0.84
     Fully diluted ...................        1.85           1.18           1.01           0.81           0.84
Dividends declared per common
    share ............................        0.66           0.62           0.62           0.60           0.55
At year end:
  Total assets .......................   3,527,677      3,040,211      2,465,408      2,266,733      2,196,969
  Long-term obligations:
    Long-term debt ...................     290,379        199,487        301,044        324,133        335,220
    Deferred compensation and
      other liabilities ..............     122,623        150,291        113,197        102,814         82,948

                     BUSINESS INFORMATION CONCERNING KETCHUM

                             Description of Business
General

     Ketchum, through its subsidiaries, is a full service communications company. Ketchum is the successor corporation of KM&G International Inc., which, in turn, was the successor corporation to Ketchum McLeod & Grove, Inc., a Pennsylvania corporation incorporated in 1923.

     Ketchum operates as a holding company and owns directly or indirectly four subsidiary companies, Ketchum Communications, Inc., Ketchum Communications (Delaware), Inc., Ketchum International, Inc. and Ketchum New York Advertising Holdings, Inc. Ketchum offers a full range of communications services including the creation of effective advertising in various media, such as direct response, yellow pages, newspapers, magazines, outdoor, transit, radio and television, and in public relations activities. More specifically, the business conducted by Ketchum's subsidiaries, affiliates and divisions is as follows:

      Ketchum Communications, Inc. KCI operates in various locations throughout the United States under various trade names and performs a variety of services to its clients. It operates through the following divisions and units:

          Advertising Division. Ketchum's Advertising Division is a full service agency which works with major advertisers in diverse fields, including consumer products and services, business-to-business marketing, and corporate advertising.

          Public Relations Division. Ketchum's Public Relations Division conducts a broad range of communications activities for a variety of organizations. It provides assistance in promoting, marketing, publicity, investor relations, government relations, social involvement, and corporate, community and employee relations.

          Directory Advertising Division. Ketchum's Directory Advertising Division specializes in the design and placement of advertising in Yellow Pages directories utilizing an extensive state-of-the-art computer system. Ketchum Directory Advertising provides up-to-date consumer and industrial information concerning the users of over 6,000 different directories published annually.

          Public Affairs Division. Ketchum's Public Affairs Division specializes in communications surrounding public policy issues.

          Health Care Division. Ketchum's Health Care Division, Ketchum BRH&M, is a full service health care communications agency based in New York City.

          Interactive Media Unit. Ketchum's Interactive Media Unit specializes in finding new media applications for its clients and the agency.


     Ketchum Communications (Delaware), Inc. Ketchum Communications (Delaware), Inc. is a non-operating company which invests the excess cash of the Ketchum U.S. subsidiaries.


     Ketchum International, Inc. Ketchum International, Inc., a non-operating wholly-owned subsidiary of Ketchum Communications (Delaware), Inc., provides, through its subsidiaries, equity investments and affiliates, an integrated, worldwide system of advertising and public relations agencies to meet the marketing needs of clients selling products or services outside of the United States, in a national, multi-national or international arena. Ketchum
International, Inc. is comprised of a network of fifteen agencies in ten different countries and is supported by 49 affiliate agencies in 34 countries throughout the world.


     Ketchum New York Advertising Holdings, Inc. Ketchum New York Advertising Holdings, Inc. is a non-operating company which owns an interest in a New York partnership, Jerry & Ketchum. Jerry & Ketchum is an advertising agency, located in New York, which works with advertisers in diverse fields, including consumer products and services, business-to-business marketing, and corporate advertising.

Clients


     Ketchum's ten largest clients in 1995 accounted for approximately 41.12% of income from commissions and fees. American Honda Motor Company was the largest client comprising 18% of commissions and fees. The second through tenth largest clients individually comprised from 6% to 1% of commissions and fees. For the purposes of the foregoing percentages, a foreign subsidiary of a domestic client (or vice versa) is deemed to be a separate client where such subsidiary has a right to select, and has selected, Ketchum's subsidiary abroad as its advertising agency as a matter of independent choice. The major clients of Ketchum's subsidiaries appear in various promotional materials. Foreign subsidiaries and affiliates accounted for approximately 6.71% of the worldwide total of income from commissions and fees of Ketchum in 1995.


Employees; Offices

      Ketchum is a privately-owned company with over 1,000 employees, 240 of which work at its Pittsburgh, Pennsylvania headquarters. The principal office of Ketchum and one of its significant operating offices is located at Six PPG Place, Pittsburgh, Pennsylvania, and contains approximately 77,000 square feet of floor space. Ketchum's subsidiaries and affiliates lease additional office space in New York (New York), Los Angeles and San Francisco (California), Greenwich (Connecticut), Coral Gables (Florida), Chicago (Illinois), Atlanta (Georgia), Louisville (Kentucky), Washington (D.C.), Kansas City (Kansas), Dallas (Texas), as well as various foreign locations.

            Executive Officers and Directors, Principal Shareholders


      The Ketchum Profit Sharing Plan is the sole record holder of the Ketchum Preferred Stock. The following table is furnished with respect to the directors of Ketchum, and the directors and executive officers of Ketchum as a group, in each case as of April 15, 1996. There are no family relationships between any of the directors or executive officers. The table also shows the name and address of each person known by Ketchum to be the beneficial owner of more than 5% of Ketchum Common Stock as of April 15, 1996.

                                                                              Shares of
                                                                               Ketchum
                                                                             Common Stock       Percent of
Name and Address                         Position with Ketchum                  Owned              Class
- ----------------                         -------------------                 ------------        --------

Directors and Executive Officers:
Edward L. Graf                           Director,                               51,900            14.46%
6933 Church St.                          Vice Chairman,
Pittsburgh, PA  15202                    Chief Financial Officer,
                                         Secretary,
                                         Executive Committee Member

J. Craig Mathiesen                       Director,                               31,400             8.75%
6162 South Ramirez Canyon                President, Ketchum
Malibu, CA  90265                        Advertising/Los Angeles,
                                         Executive Committee Member

Paul H. Alvarez                          Director, Chairman of the               27,400             7.64%
112 Hickory Hill Road                    Board, Chief Executive Officer,
Pittsburgh, PA  15238                    Executive Committee Member





Dianne Snedaker                          Director,                               20,000             5.57%
66 Hanken Drive                          President, Ketchum
Kentfield, CA  94904                     Advertising/San Francisco

David R. Drobis                          Director, Vice Chairman,                17,800             4.96%
47 Delafield Island Rd.                  Public Relations, Executive
Darien, CT 06820                         Committee Member

James V. Ficco                           Director, President,                    10,335             2.88%
311 Scarlet Cir.                         Ketchum Advertising/
Wexford, PA  15090                       Pittsburgh


                                                                               Shares of
                                                                                Ketchum
                                                                              Common Stock        Percent of
Name and Address                         Position with Ketchum                   Owned              Class
- ----------------                         -------------------                  ------------         --------

Raymond L. Kotcher                       Director, President, Public             12,400              3.46%
335 West Pine Street                     Relations
Long Beach, NY  11561

Lawrence R. Werner                       Director, Executive Vice                 8,800              2.45%
Gateway Tower Apartments                 President, Public Relations/
Pittsburgh, PA  15222                    Pittsburgh

Lorraine Thelian                         Director, Executive Vice                 6,664              1.86%
9516 Neuse Way                           President, Public Relations/
Great Falls, VA  22066                   Washington, D.C.

Robert C. Feldman                        Director, Executive Vice                 3,750              1.05%
465 West End Avenue                      President, Public Relations
New York, NY  10024

John C. Joseph                           Director, President,                     3,700              1.03%
825 Lyndhurst Court                      Ketchum Directory Advertising
Naperville, IL  60563

Executive Officers and
Directors as a Group (14 persons)                                               203,458             56.70%

Principal Shareholders:
James K. Larkin                          Executive Vice President,               25,000              6.70%
21 Via Barcelona                         Ketchum Advertising U.S.A.
Moraga, CA  95466

Ketchum Communications                  --                                       29,761              8.29%
 Holdings, Inc. 401(k)
 Profit Sharing Plan
Six PPG Place
Pittsburgh, PA 15222-5406


     Ketchum pays, on an annual basis, a director's fee of $25,000 in the form of cash which is applied to a purchase of Ketchum Common Stock. This fee is paid, and the stock purchase is made, on a quarterly basis. This director's fee will be discontinued after the Effective Time of the Merger.

                       SELECTED FINANCIAL DATA OF KETCHUM

     The following table summarizes certain selected financial data of Ketchum and is qualified in its entirety by the more detailed financial information and notes thereto appearing elsewhere in this Prospectus/Information Statement. The financial data as of and for each of the five years in the period ended December 31, 1995 is derived from the audited financial statements. The financial data as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 is derived from the financial statements included herein audited by Deloitte & Touche LLP, independent public accountants. See "Financial Statements of Ketchum", the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Ketchum".


                                           1995           1994           1993           1992           1991
                                          -------        -------        -------        -------         -------
                                                      (Dollars in Thousands Except Per Share Amounts)
Statement of Operations Data:
  For the year ended December 31:
    Commissions and fees ..............   $127,388       $124,061       $129,510       $119,819       $116,476
    Income (loss) from continuing
        operations (1) ................     (7,540)         2,092         (5,535)         2,795          2,316
    Net income (loss) (2) .............     (7,540)         2,092         (5,535)         2,795          1,540

    Income (loss) from continuing
       operations per
       common share ...................     (21.82)          3.67         (10.55)          4.22           3.22
    Net income (loss) per common
       share ..........................     (21.82)          3.67         (10.55)          4.22           2.14
    Dividends declared per
       common share ...................       1.00           1.00           1.00           1.00           1.00

Balance Sheet Data:
  At December 31:
    Total assets ......................    127,622        124,766        123,929        137,378        127,503
    Long-term debt (3) ................      3,804         15,640         14,653         14,906         14,530
    Redeemable Preferred Stock ........      8,035          4,991          2,471            --             --

- ---------------
(1) 1993 results of operations include the impact of restructuring charges. See audited financial statements for further information.

(2)  1991 net income includes loss from discontinued operations.

(3) Excluding $11,571 of debt classified as current due to covenant violations at December 31, 1995.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF KETCHUM

                              Results of Operations

Performance in 1995 compared to 1994


      Revenues from commissions and fees for 1995 increased to $127.4 from $124.1 million in 1994. The increase was primarily attributable to a significant increase in commissions and fees from the Public Relations Division which was partially offset by a decrease in the commissions and fees from the Advertising Division, due primarily to the impact of closing certain offices in 1994 and 1995.

     Operating loss was $6.9 million in 1995 compared with operating income of $6.6 million in 1994. The $13.5 million change consists of $16.8 million increase in total operating expense partially offset by the $3.3 million increase in commissions and fees. With respect to the increase in operating expenses, $7.5 million results from increases in compensation and employee benefits and general agency expense which are discussed below. Further, $9.3 million results from the increase in other expense and includes a charge of approximately $5.0 million related to settled and pending litigation matters, the most significant of which was an approximate $4.0 million charge for a judgment against Ketchum related to a prior acquisition in the United Kingdom. This case was a contract dispute between the majority owners and Ketchum relative to the exercise of a put option requiring Ketchum to purchase the majority stake as well as a dispute relating to certain dividends declared and paid prior to the put without Ketchum's consent. Judgment was rendered against Ketchum on February 21, 1996 for approximately $3.5 million. Additionally, Ketchum was subsequently ordered to pay $0.5 million for a cost contribution to the plaintiffs' legal costs. The remaining $1.0 million of the litigation charge primarily relates to two cases where judgments have been rendered against Ketchum and loss is considered probable, although appeals are pending. An additional reserve of $0.5 million was recorded in 1995, in addition to $0.2 million previously accrued, for the first case, a case in which Ketchum was a minority shareholder of a Parisian advertising agency which went bankrupt and where Ketchum may be required to contribute to the full amount of the shortfall in net assets. The potential range of loss in this case is between $0.7 million and $1.2 million. A charge of $0.3 million was recorded for the second case which is related to Ketchum holding over in certain New York office space for one month. In management's opinion, Ketchum's exposure for unrecorded losses of all litigation matters is insignificant.

     Other operating expenses in 1995 also included charges resulting from management's periodic analysis of the recoverability of the carrying value of the excess of cost over the fair value of net assets acquired. Management wrote down approximately $2.8 million of the carrying value at December 31, 1995. Management's analysis was based on undiscounted cash flows of expected future performance of the related operations. Expected future cash flows were based upon internal projections considering past trends, general business economic conditions and discussions with key management personnel. To the extent that the cash flows did not support the carrying value of the excess of cost over the fair value of net assets acquired, write downs were recorded. The $2.8 million write down relates principally to two domestic operations which have incurred significant losses since 1992. $1.1 million of the charge relates to Ketchum's Public Relations Division and $1.4 million relates to its Health Care Division. Prior to 1995, management believed that these operations could be turned around. However, poor 1995 results of operations and projected losses led management to conclude that write downs should be made in 1995. Additionally, other operating expenses in 1995 included $1.1 million for the write off of notes receivable from equity investees, primarily from an investee which has incurred significant losses since its formation and which continues to have significant cash flow shortfalls. Finally, other operating expenses included $0.7 million for equity in the net loss of equity investees. This represented an increase of $0.4 million from 1994, primarily related to increased losses of the same investees discussed above.

      Partially offsetting the factors negatively impacting operations in 1995 was decreased interest expense and an increase in other income. Interest expense in 1994 included a $0.4 million charge related to the refinancing of Ketchum's primary debt instrument, a 9% unsecured senior note due August 1, 2004, with principal payable in equal annual installments beginning August 1, 1998 through August 1, 2004 and interest payable semi-annually. The increase in other income in 1995 is primarily due to a $0.4 million dollar gain on the sale of the Chicago office.

     Ketchum's net loss in 1995 was $7.5 million compared to net income of $2.1 million in 1994. The income tax benefit in 1995 of approximately $0.2 million was less than that calculated using the U.S. federal statutory rate. Ketchum's effective income tax rate was negatively impacted principally by the effects of certain nondeductible expenses and an increased valuation allowance for deferred tax assets.


     The discussion of results of operations of the operating divisions which follows excludes the impact of other operating expenses discussed above.


     Commissions and fees for the Advertising Division were $58.1 million in 1995 compared to $61.4 million in 1994 and operating income for the corresponding periods was $1.0 million and $5.4 million, respectively. The decrease in commissions and fees was comprised of $3.5 million from the loss of two clients, as well as lost commissions and fees of $2.2 million and $2.4 million, respectively, as a result of the closing of offices in New York and Philadelphia in 1994, and offices in Chicago and Singapore in 1995. The decreases were partially offset by the growth of existing businesses of $4.8 million. Operating income in 1995 was negatively impacted by the loss of the two clients, which resulted in employee severance costs, increased business development costs and a self promotion project. The loss of one of the two clients in the fourth quarter of 1995 is expected to reduce commissions and fees in 1996 by $4.4 million; however it is expected that operating income will decrease by only $0.3 million as related costs have also been reduced. The increases in business development costs and the self promotion project were aimed at generating new business and creating general market awareness for the Advertising Division in the very competitive advertising industry. Costs associated with closing the Singapore office also further reduced operating income. Operating income in 1995 was favorably impacted by savings associated with the closings of the New York, Philadelphia and Chicago offices which had previously incurred operating losses.

      Commissions and fees for the Public Relations Division increased to $52.8 million in 1995 from $45.0 million in 1994 while operating income for the corresponding periods increased to $3.1 million from $2.9 million, respectively. The increase in commissions and fees was due to the growth of existing businesses, including net new business gains and higher net spending from existing clients. The operating profit percentage decreased to 5.9% in 1995 from 6.4% in 1994. Operating income was negatively impacted by increased legal costs associated with a lawsuit related to a previous acquisition in the United Kingdom, the results of which is discussed above in other operating expense.

     Commissions and fees of the other divisions (primarily Directory Advertising and Health Care) were $16.5 million in 1995 compared to $17.7 million in 1994 and operating losses were $1.4 million in both 1995 and 1994. The decrease in commissions and fees was attributable to a decrease in the Health Care Division and the closing of Ketchum Sales Promotions, an operating division which comprised less than 1% of consolidated commissions and fees, due to continued operating losses in 1995. The impact of closing this division was immaterial with respect to consolidated results of operations. Reduced operating losses in the Health Care Division were offset by increased losses associated with increased activity of the Interactive Media Unit which was formed in 1994 for the purpose of serving existing and new clients in the emerging interactive technology market, primarily associated with the Internet. The improvement in the Health Care Division in 1995 reflected a recovery from very poor 1994 results. The 1994 results were adversely impacted by an industry wide trend of reduced advertising expenditures by pharmaceutical companies as a result of public scrutiny of these companies' spending practices. Directory Advertising operating income was comparable in 1995 and 1994.


Performance in 1994 compared to 1993


      Commissions and fees for 1994 decreased to $124.1 million from $129.5 million in 1993. The decrease was primarily attributable to the impact of lost commissions and fees due to restructuring which occurred in the last quarter of 1993 and involved the closing of certain offices during 1994. Decreases in commissions and fees in the other divisions, also contributed to the overall decrease. Partially offsetting these decreases was an increase in the Public Relations Division's commissions and fees.

     Operating income in 1994 was $6.6 million compared to an operating loss of $5.1 million in 1993. The $11.7 million change is comprised of a $17.1 million decrease in total operating expenses partially offset by the $5.4 million decrease in commissions and fees. With respect to the decrease in operating expenses, $6.6 million of the decrease represents decreases in compensation and employee benefits and general agency expense related to the closure of offices as discussed below. Results of operations in 1993 were negatively impacted by charges of $8.8 million related to restructuring. The restructuring was the result of a Board of Directors decision, made in 1993, to sell the operations in Philadelphia (both public relations and advertising); close the New York advertising operation or partner it with another agency in New York; and to conditionally continue the Chicago advertising and New York sales promotions operations. All of these operations were related to acquisitions made by Ketchum to obtain a presence in a city for the first time or to increase Ketchum's presence which formerly had been insignificant. The reasons for the decision to restructure were primarily related to poor results of these operations for a number of years, but more specifically the magnitude of losses in 1993. As a result of this restructuring, a write down of $6.0 million of the excess cost over the fair value of net assets acquired was recorded. Additionally there was a $1.9 million lease abandonment charge recorded in connection with vacating the Philadelphia office space upon the sale of the operations as well as $0.4 million in severance pay covering 53 people in the Philadelphia and New York advertising operations, all of which was paid during 1994. Philadelphia operations were sold during the first quarter of 1994 and New York Advertising, through Ketchum New York Advertising Holdings, Inc., was partnered with Jerry Inc. to form Jerry & Ketchum during the second quarter of 1994. Chicago Advertising was ultimately sold in 1995 and New York sales promotion was closed during 1995. The final portion of the $8.8 million restructuring charge was a $0.5 million write-off of the net book value of computer equipment no longer in use. All significant aspects of the restructuring had been completed during 1995. The effect of these 1993 restructuring charges was to increase operating income by $1.1 million in 1994.

     In 1993, operating expenses were negatively impacted by $2.0 million, which included a charge of $0.9 million related to the write-off of a note receivable from an equity investee in France. The note was determined to be uncollectible as a result of the investee's poor financial condition and negative cash flows in recent years. $0.7 million of the $2.0 million impact represented the write down of the equity investment in the same French operation, which management believed to be necessary, based on past results of operations and projections of future results. The remaining $0.4 million primarily represented the write-off of excess of cost over the fair value of net assets acquired of an inactive operation in the Netherlands that was determined to no longer be useful for the purpose it was originally intended. Improved results of the Public Relations Division and reduced losses of the offices which were closed in the restructuring contributed to improved results of operations in 1994.

      Net income in 1994 was $2.1 million compared with a net loss of $5.5 million in 1993. Partially offsetting the factors affecting operating income was an increased effective tax rate due to additional contingency reserves recorded for probable specific federal and state exposures in open tax years.


      The discussion of results of operations of the operating divisions which follows excludes the impact of other operating expense and restructuring charges which were discussed above.

     Commissions and fees for the Advertising Division were $61.4 million in 1994 compared with $65.4 million in 1993. Operating income for the corresponding periods was $5.4 million and $2.6 million, respectively. The decrease in commissions and fees was attributable to lost commissions and fees associated with closing the Philadelphia and New York offices. This impact was partially offset by an increase in commissions and fees attributable to expanded business in the Advertising Division's production units which allowed the division to better serve existing clients and to capture revenues that had gone outside the agency. This expansion included new technology which allowed the division to do typesetting internally. Operating income increased primarily due to reduced losses related to offices which were closed.

     Commissions and fees of the Public Relations Division increased to $45.0 million in 1994 from $41.9 million in 1993 while operating income increased to $2.9 million from $2.7 million. The increase in commissions and fees was primarily due to strong demand for services in the United States, both from existing clients and new clients. Commissions and fees related to an additional investment in an agency in France also contributed to the increase. The increase in operating income was a result of the factors that contributed to the commissions and fees increase. The operating profit percentage was approximately 6.4% for both 1994 and 1993.

     Commissions and fees for the other divisions were $17.7 million in 1994 compared to $22.2 million in 1993. Operating loss was $1.4 million in 1994 and operating income was $0.4 million in 1993. The decrease in commissions and fees was due to the impact of lost commissions and fees in both the Directory Advertising and Health Care Divisions. The decrease in Directory Advertising was primarily related to the loss of a significant client. The decrease in the Health Care Division was due to an industry wide trend of reduced advertising expenditures by pharmaceutical companies as a result of public scrutiny of these companies' spending practices. Operating income was negatively impacted by lost revenues and costs associated with a severe decline in business in the Health Care Division. Directory Advertising operating income was comparable in 1994 and 1993.


Impact of Inflation

     Ketchum's financial statements are prepared on a historical cost basis which does not completely account for the effects of inflation. The impact of inflation on the Ketchum's results was not significant in 1995, 1994 and 1993 due to the low inflation rates in those years.

Accounting Standard

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No.121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of". This standard is effective for years beginning after December 15, 1995. The general requirements of SFAS No.121 apply to non-current assets and require impairment to be considered whenever evidence suggests that future cash flows will not result in an amount at least equal to the carrying value of the asset. Ketchum has not adopted SFAS No. 121 at December 31, 1995. Management of Ketchum does not believe the adoption of this standard will have a material effect on financial condition or results of operations.

                         Capital Resources and Liquidity


     Cash and cash equivalents increased to $2.9 million from $2.5 million in 1994. Ketchum's primary source of cash and cash equivalents has historically been from operations. Cash flow from operations was $8.1 million, $6.0 million and $7.8 million in 1995, 1994 and 1993, respectively. Cash and cash equivalents have been utilized to fund investing activities, primarily capital expenditures and additional investments in affiliates and acquisitions. Cash flow used in investing activities totaled $3.5 million, $7.4 million and $6.3 million in 1995, 1994 and 1993, respectively. Ketchum also had available $7.0 million of capacity, net of a $1 million reserve against guarantees, on its revolving credit agreement at December 31, 1995. However, as a result of additional borrowings subsequent to December 31, 1995 Ketchum had approximately $80,000 of additional borrowings available as of March 6, 1996. Ketchum is also in violation of certain covenants of this revolving credit agreement as of March 6, 1996. At December 31, 1995, Ketchum was also in violation of certain covenants pertaining to its senior notes payable; specifically, requirements related to Ketchum's current ratio, debt to capitalization ratio, calculated consolidated net worth, fixed charge coverage ratio and interest coverage ratio. Other violations included exceeding the limitations for other minority investments, other investments and permitted debt of subsidiaries. As a result of these covenant violations, the holder of the notes may call the debt and declare the entire amount of the indebtedness and a penalty, due and payable immediately. The total amount outstanding on the notes is approximately $11.6 million and management estimates the penalty, if the note would be called, would approximate $1.5 million. Ketchum has had several discussions with the senior note holder concerning the covenant violations. In these discussions, the senior note holder has not disclosed its intentions concerning calling the notes. Ketchum is also required to currently pay $4.0 million related to a judgment for a prior acquisition in the United Kingdom. These factors contribute to a working capital deficiency at December 31, 1995.

      The report of Ketchum's independent auditors includes an explanatory paragraph expressing substantial doubt regarding Ketchum's ability to continue as a going concern. Note 2 to Ketchum's financial statements describes the conditions that give rise to the going concern uncertainty. In response to these conditions, management has initiated discussions with its principal lender and has also contacted another lender regarding the possibility of obtaining financing. In addition, Ketchum has negotiated a possible merger with Omnicom which management believes will be finalized. Management believes that the financial strength of Omnicom, pending closing of the deal, the reasonable probability related to refinancing long-term debt, the relief of the repurchasing obligation of shares of Ketchum Common Stock as a result of the Merger and increased future profitability resulting from recent restructuring and impairment charges, will address Ketchum's current and long-term liquidity needs.

     Cash and cash equivalents have been generated by Ketchum from the sale of common stock to employees including payments received on related notes. Ketchum also has agreements to repurchase Ketchum Common Stock and has utilized cash and cash equivalents to repurchase shares and to pay related notes. Under Ketchum's shareholder agreements, the Ketchum Common Stock is both sold and repurchased by Ketchum at a price determined by a formula based primarily upon book value, adjusted for certain items determined by the Board of Directors. The Common Stock of Ketchum is owned by the employees and Ketchum is obligated to repurchase its common stock from the holders upon termination of employment. The total repurchase obligation is recorded based upon the formula price and number of shares outstanding at each balance sheet date. At Ketchum's option these repurchases are paid either by cash in a lump sum or over a three to five year period. In 1994 and 1993 Ketchum issued 20,000 shares of Ketchum Preferred Stock to generate additional cash and cash equivalents. The Ketchum Preferred Stock is held only by the Ketchum Profit Sharing Plan. Ketchum has paid cash dividends on common and preferred shares of approximately $0.6 million in each of 1995, 1994 and 1993.

     In order to provide sufficient cash flow from operating activities it is the policy of Ketchum to bill in advance of payments due for services it provides as often as possible in order that cash receipts can closely match payment requirements. All general advertising broadcast media and substantially all general advertising print media costs are invoiced in the month in which the commercial airs or the ad is inserted. Directory advertising costs are all billed any where from 0 to 4 months in advance of when a directory is issued. Production costs are generally billed in advance under the installment method based on estimated costs of the work to be performed.

     Management of Ketchum believes that due to the renewed efforts of cost cutting and cost containment used in developing the 1996 plan, which projects increased profits, sufficient taxable income will be generated in 1996 to realize the net deferred tax asset recorded at December 31, 1995. Management believes the 1996 plan and the assumptions underlying it are reasonable and believes it is more likely than not that the deferred tax asset will be realized.

                      DESCRIPTION OF OMNICOM CAPITAL STOCK

     Each share of Omnicom Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of shareholders. All shares of Omnicom Common Stock have equal rights and are entitled to such dividends as may be declared by the Omnicom Board of Directors out of funds legally available therefor and to share ratably upon liquidation in the assets available for distribution to stockholders. Omnicom is not aware of any restrictions on its present or future ability to pay dividends. However, in connection with certain borrowing facilities entered into by Omnicom and its subsidiaries, Omnicom is subject to certain restrictions on current ratio, ratio of total consolidated indebtedness to total consolidated capitalization, ratio of net cash flow to consolidated indebtedness, and limitation of investments in and loans to affiliates and unconsolidated subsidiaries. The Omnicom Common Stock is not subject to call or assessment, has no preemptive conversion or cumulative voting rights and is not subject to redemption. Omnicom's shareholders elect a classified board of directors, and may not remove a director except by an affirmative two-thirds vote of all outstanding shares. A two-thirds vote is also required for Omnicom's shareholders to amend Omnicom's by-laws or certain provisions of its charter documents, and to change the number of directors comprising the full board.

     Omnicom may issue preferred stock in series having whatever rights and preferences the Omnicom Board of Directors may determine. One or more series of preferred stock may be made convertible into Omnicom Common Stock at rates determined by the Board of Directors, and preferred stock may be given priority over the Omnicom Common Stock in payment of dividends, rights on liquidation, voting and other rights. Preferred stock may be issued from time to time upon authorization of the Omnicom Board of Directors without action of the shareholders, Omnicom has no current plans to issue any preferred stock.

     Omnicom currently has outstanding $143,750,000 of 4.5%/6.25% Step-Up Convertible Subordinated Debentures with a scheduled maturity in 2000, which are convertible into Omnicom Common Stock at a conversion price of $27.44, subject to adjustment in certain events.

     Chemical Mellon Shareholder Services, 450 West 33rd Street, New York, New York 10001 is the transfer agent and the registrar of the Omnicom Common Stock.

                      DESCRIPTION OF KETCHUM CAPITAL STOCK


     Ketchum is a privately-owned company and there is no established public trading market for its capital stock. Ketchum's authorized capital is 2,000,000 shares of common stock, stated value of $0.005 per share and 50,000 shares of preferred stock, par value $100 per share. As of April 15, 1996, there were 358,818 shares of Ketchum Common Stock issued and outstanding and 1,005,182 shares of Ketchum Common Stock held in treasury; and 6,282 shares of Series A Preferred Stock issued and outstanding and no shares of Series A Preferred Stock held in treasury.


      Under provisions of the Ketchum Articles, only (a) employees of Ketchum or an entity owned by Ketchum, or in which Ketchum, directly or indirectly, has an interest, (b) non-employees approved by the Ketchum Executive Committee, and (c) a trust(s) established as a part of a qualified retirement plan maintained by Ketchum, are entitled to become shareholders of Ketchum. No more than 10% of Ketchum's issued and outstanding capital stock can be owned by non-employees and employees of entities which are less than 100% owned by Ketchum or a corporation owned directly or indirectly by Ketchum.

     Shares of stock held by employees of Ketchum are subject to the terms of shareholder agreements, which restrict the sale, transfer, pledge, hypothecation or other disposition of shares. Pursuant to the shareholder agreements, transfers of shares are prohibited except to Ketchum or to other employees upon Ketchum's approval. An employee, or his estate, is obligated to sell his shares to Ketchum upon termination of employment, death or bankruptcy. Those shares are repurchased by Ketchum at a price to be determined in accordance with the terms of the shareholder agreement. This determination is based primarily upon book value, as adjusted by the Ketchum Board of Directors.

Common Stock

     All outstanding shares of Ketchum Common Stock are fully paid and nonassessable. The holders of Ketchum Common Stock are entitled to one vote for each share held of record and on all matters voted by the Ketchum Shareholders. There are no cumulative voting rights for the election of directors.

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

     There are no redemption, sinking fund, conversion or preemptive rights with respect to shares of Ketchum Common Stock. All shares of Ketchum Common Stock have equal rights and preferences. In the event of the liquidation of Ketchum, each outstanding share is entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known preferences (including the Ketchum Preferred Stock), debts and liabilities of Ketchum.

     Dividends are payable only when and if declared by the Board of Directors of Ketchum out of funds legally available therefor and are necessarily dependent upon earnings, the general financial status of the company and various other factors. A small cash dividend was historically paid with respect to the shares of Ketchum Common Stock so as to preserve corporate funds for growth and to increase the potential for long-term capital gain treatment. The regular Ketchum Common Stock dividend has been paid in four equal quarterly installments. In 1994 and 1995, a $1.00 dividend was paid with respect to the Ketchum Common Stock. A special Ketchum Common Stock dividend is paid only if actual financial performance is substantially above projected performance, and only if Ketchum's capital requirements do not require retention of the cash. No special Ketchum Common Stock dividend has been declared in the past five years.

Preferred Stock

     Ketchum has designated 20,000 shares of Series A Preferred Stock, par value $100 per share, as a series of its authorized preferred stock; this is the only preferred stock outstanding and is referred to in this document as the "Ketchum Preferred Stock". The Ketchum Preferred Stock has a dividend, if and when declared by the Ketchum Board of Directors, of $90 per annum per share, payable in quarterly payments of $22.50 on March 15, June 15, September 15, and December 15 of each year. Such dividends are senior to dividends on Ketchum Common Stock, and are cumulative and accrue on a day-to-day basis whether or not earned from and after the date of issuance or the date to which dividends have been paid. Accrued but unpaid dividends do not bear interest. The quarterly dividends on the Ketchum Preferred Stock as described above were paid by Ketchum as required for each quarter of 1994 and 1995.

     Late dividends (those paid on the 30th or following date after the dividend payment date) accrue at the rate of $100 per annum for a period of 90 days following such dividend payment date, and $90 per annum thereafter. The Ketchum Preferred Stock has a liquidation preference over the holders of Ketchum Common Stock of $1,000, plus all accrued but unpaid dividends, per share of Ketchum Preferred Stock. Except for such liquidation preference, the holders of Ketchum Preferred Stock are not entitled to any distribution in the event of the liquidation, dissolution or winding up of Ketchum. If the assets of Ketchum are not sufficient to pay such liquidation preference, the holders of Ketchum Preferred Stock share ratably in any such distribution in accordance with the amount that would have been paid if such liquidation preference were paid in full. After the liquidation preference is paid in full, all remaining assets are to be distributed to the holders of the Ketchum Common Stock.

      Ketchum may redeem the Ketchum Preferred Stock at any time after January 1, 2003 at the option of the Ketchum Board of Directors, in whole or in part, at a redemption price of $1,045 per share of Ketchum Preferred Stock plus accrued and unpaid dividends to the redemption date.

     Each share of Ketchum Preferred Stock has one vote, which shall vote together with the Ketchum Common Stock on all matters submitted to the Ketchum Shareholders, except for matters, such as the Merger, as to which the PABCL provides for a special class vote.

                        COMPARISON OF SHAREHOLDER RIGHTS

     Upon consummation of the Merger, the shareholders of Ketchum, a Pennsylvania corporation, will become shareholders of Omnicom, a New York corporation, and their rights as such will be governed by New York law, as well as the Omnicom Certificate of Incorporation (the "Omnicom Certificate") and By-laws (the "Omnicom By-laws") as amended from time to time in accordance with New York law. While it is not practical to describe all changes in the rights of Ketchum Shareholders that will result from the application of New York law in lieu of Pennsylvania law and the differences between the Omnicom Certificate and the Omnicom By-laws and the Ketchum Articles and the Ketchum By-laws (the "Ketchum By-Laws"), the following is a summary of material differences.


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

      References to the "NYBCL" are to the New York Business Corporation Law, while references to the "PABCL" are to the Pennsylvania Business Corporation Law.

Special Meetings of Shareholders

     The PABCL provides that a special meeting of the shareholders may be called at any time by the board of directors, by such other officers and persons as may be provided in the by-laws of the corporation, or by shareholders entitled to cast at least 20% of the votes which all shareholders are entitled to cast at such a meeting. The Ketchum By-laws provide that a special meeting of shareholders may be called at any time by the Chairman of the Board, the President, any Vice Chairman of the Board, the Secretary, the Board of Directors or the holders of not less than ten percent of all outstanding shares entitled to vote at the special meeting. Under the Ketchum By-laws, if the Secretary of Ketchum fails to schedule a special meeting of the shareholders after such a meeting had been requested by a person or persons entitled to do so, the person or persons making the request for a special meeting may schedule the meeting.

     Under New York law, a special meeting of shareholders may be called by the board of directors and by such person or persons as may be authorized to do so in the certificate of incorporation or by-laws. In addition, if an annual shareholder meeting has not been held for a certain period of time and a sufficient number of directors were not elected to conduct the business of the corporation, the board shall call a special meeting for the election of directors. If the board fails to do so, or sufficient directors are not elected within a certain period, holders of 10% of the shares entitled to vote in an election of directors may call a special meeting for such an election. The Omnicom By-laws provide that a special meeting of shareholders may be called, for any purpose or purposes, by the Board of Directors or by the President, or by the Secretary upon the request of a majority of the Board of Directors.

Removal of Directors

     Under Pennsylvania law, the entire board of directors, a class of the board of directors or any individual director may be removed without cause by a vote of the shareholders entitled to vote for the election of directors. Further, the board of directors may be removed at any time, with or without cause, on the unanimous vote or consent of the shareholders. The Ketchum By-laws are otherwise silent as to the removal of directors.

     Under New York law, (i) shareholders may remove any director for cause, and the certificate or provision of a by-law adopted by the shareholders may give the board such right; (ii) if the certificate or the by-laws so provide, shareholders may remove directors without cause; and (iii) an action to remove a director for cause may be brought by the attorney-general or by the holders of ten percent of the outstanding shares, whether or not such Shares are entitled to vote. Neither the Omnicom Certificate nor the Omnicom By-Laws permit the removal of directors other than for cause.

Vacancies On The Board

     Pennsylvania law provides that vacancies on the board of directors, including vacancies resulting from an increase in the number of members of the board of directors, may be filled by a majority vote of the remaining members of the board of directors, even if the remaining members constitute less than a quorum. The PABCL also states that the person selected to fill the vacancy on the board of directors then serves the balance of the unexpired term on the board. The Ketchum By-laws provide that a vacancy on the Board of Directors shall be filled by a majority vote of the remaining directors, even if they comprise less than a quorum. Under the Ketchum By-laws, the newly elected director then serves until the next annual meeting of the shareholders and until a successor is elected and qualified or until the newly elected director's earlier death, resignation or removal.

     Under New York law, newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause, may be filled by vote of the board. However, the certificate of incorporation or by-laws may provide that such newly created directorships or vacancies are to be filled by vote of the shareholders. Unless the certificate of incorporation or the specific provision of a by-law adopted by the shareholders provide that the board may fill vacancies occurring in the board by reason of the removal of directors without cause, such vacancies may be filled only by vote of the shareholders. A director


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

elected to fill a vacancy, unless elected by the shareholders, will hold office until the next meeting of shareholders at which the election of directors is in the regular order of business and until his or her successor has been elected and qualified. The Omnicom By-laws provide that any vacancy in the Omnicom Board may be filled by a majority vote of the remaining directors or by the shareholders.

Classification of the Board of Directors

     The Ketchum By-laws do not provide for the classification of the Board of Directors.

     The Omnicom Certificate provides that directors are to be classified into three classes, which are to hold office in staggered three-year terms.

Inspection of the Books and Records

     Under Pennsylvania law, a shareholder has the right to examine, during normal business hours, the share register, the books and records of account of the corporation, the records of proceedings of the incorporators, shareholders and directors, and to make copies and extracts therefrom, if the shareholder makes a written, verified demand to inspect. The shareholder's written demand must state a purpose for the inspection that is reasonably related to the shareholder's status as a shareholder. If the inspection is to be made by an attorney or agent of the shareholder, the demand must be accompanied by a verified power of attorney authorizing the attorney or agent to act on behalf of the shareholder. If the corporation or an officer or agent of the corporation has refused to permit the inspection or does not reply to the demand within five business days after the demand was made, the shareholder may apply to the court of common pleas to enforce the right of inspection, and the court of common pleas will determine if the inspection is being made for a proper purpose. Other than specifically enumerating the shareholders' rights to receive annual financial statements, the Ketchum By-laws do not otherwise refer to the rights of shareholders to inspect the corporate books and records.

     Under New York law, only shareholders of record for at least six months and any person or the authorized agent of any person or persons holding at least five percent of any class of the outstanding shares have the right to examine the minutes of a corporation and the right to receive upon request certain financial statements of the corporation. Under the federal securities laws, shareholders of Omnicom receive financial information substantially more extensive than that required under New York law.

Amendments of the Articles of Incorporation/Certificate of Incorporation

     Pennsylvania law states that amendments to the articles of incorporation shall be proposed by resolution of the board of directors or by petition of shareholders entitled to cast at least ten percent of the shares entitled to vote. The board of directors must provide a summary or copy of the proposed amendment and information regarding dissenters' rights, if applicable, to the shareholders. Except in limited cases, amendments to the articles of incorporation must be approved by a majority of shares entitled to vote and by a majority of any class or series of shares that is entitled to vote on the proposed amendment as a class or series. Certain amendments to the articles of incorporation that would adversely affect a series or class or which would alter the preferences of a series or class also must be approved by a majority vote of that series or class. The Ketchum By-laws do not otherwise provide for amendments to the Articles of Incorporation.

     Under New York law, an amendment or change of the certificate of incorporation may be authorized by vote of the Board, followed by vote of the holders of a majority of all outstanding shares entitled to vote thereon.
Certain categories of amendments which adversely affect the rights of any holders of shares of a class or series of stock require the affirmative vote of the holders of a majority of all outstanding shares of such class or series, voting separately. The Omnicom Certificate requires the affirmative vote of 66 2/3% of the voting power of all outstanding shares of voting stock of Omnicom in order to amend or repeal the provisions of the Omnicom Certificate setting the number of directors constituting the entire Board of Directors and dividing the directors into classes, and absolving directors from personal liability pursuant to Section 719 of the NYBCL.

Amendments to By-Laws

      Pennsylvania law provides that the shareholders have the power to amend or repeal the by-laws of the corporation. However, the power to amend or repeal the by-laws can be expressly vested by the by-laws in the board of directors, subject to the power of the shareholders to change such action by the board. The Ketchum By-laws provide that the By-laws may be amended or altered by a majority

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

vote of the members of the Board of Directors at any regular or special meeting, subject to the power of the shareholders to change such action by the Board of Directors.

     Under Pennsylvania law, the board of directors lacks the power to amend by-laws relating to a variety of subjects that can be amended only by the shareholders, including provisions governing the powers of the board of directors, limiting the personal liability of members of the board of directors, classification of the board of directors, removal of directors and quorums and certain other matters relating to shareholder meetings.

     Under New York law, except as otherwise provided in the certificate of incorporation, by-laws may be amended, repealed or adopted by the holders of shares entitled to vote in the election of any director. When so provided in the certificate of incorporation or a by-law adopted by the shareholders, by-laws may also be amended, repealed or adopted by the board by such vote as may be therein specified, which may be greater than the vote otherwise prescribed by law, but any by-law adopted by the board may be amended or repealed by the shareholders entitled to vote thereon. Under the terms of the Omnicom Certificate and Omnicom By-laws, Omnicom By-laws may be amended, repealed or adopted only by the affirmative vote of at least 66 2/3% of the total voting power of all outstanding shares of voting stock of Omnicom.

Dividends and Distributions

     Under Pennsylvania law and unless the by-laws state otherwise, the board of directors is empowered to authorize distributions to or for the benefit of its shareholders. The PABCL prohibits a distribution if, after it is made (i) the corporation would be unable to pay its debts as they become due in the ordinary course of business or (ii) the total assets of the corporation would be less than the sum of (A) its total liabilities and (B) the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of the shareholders whose preferential rights are superior to those receiving the distribution.

      Under New York law, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after such declaration, payment or distribution must at least equal the amount of its stated capital. When any dividend is paid or any other distribution is made from sources other than earned surplus, a written notice must accompany such payment or distribution as provided by the NYBCL. A corporation may declare and pay dividends or make other distributions except when currently the corporation is insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restrictions contained in the corporation's certificate of incorporation.

State Takeover Legislation

     In certain instances, Pennsylvania's takeover legislation restricts the ability of a person or entity to acquire control of a Pennsylvania corporation through a business combination, such as a merger, consolidation or share exchange, or through the acquisition of shares constituting at least twenty percent of the votes that can be cast in the election of directors of the corporation. The takeover provisions of the PABCL apply, however, only to registered corporations, which are defined as (i) those corporations which have registered securities under the Exchange Act, (ii) those corporations that have reporting requirements under the Exchange Act by virtue of a registration filed under the Securities Act, (iii) certain corporations that have registered as a management company under the Investment Company Act of 1940 or (iv) a Pennsylvania corporation all of whose shares are owned, either directly or indirectly, by a domestic or foreign registered corporation. Because Ketchum has no reporting or registration requirements, is not a registered management company and is not owned, either directly or indirectly, by a domestic or foreign registered corporation, the Pennsylvania takeover legislation is inapplicable to Ketchum.

     The NYBCL prohibits any business combination (defined to include a variety of transactions, including mergers, consolidations, sales or dispositions of assets, issuances of stock, liquidations, reclassifications and the receipt of certain benefits from the corporation, including loans or guarantees) with, involving or proposed by any interested shareholder (defined generally as any person who, (i) directly or indirectly, beneficially owns 20% or more of the outstanding voting stock of a resident domestic New York corporation or (ii) is an affiliate or associate of such resident domestic corporation and at any time within the past five years was a beneficial owner of 20% or more of such stock) for a period of five years after the date on which the interested shareholder became such. After such five-year period a business combination between a resident domestic New York corporation and such interested shareholder is prohibited unless either certain "fair price" provisions are complied with or the business combination is approved by a majority of the outstanding voting stock not beneficially owned by such interested shareholder or its affiliates or associates. The NYBCL exempts from its prohibitions any business combination with an interested shareholder if such business combination, or the purchase of stock by the interested shareholder that caused such shareholder to become such, is approved by the board of directors of the resident domestic New York corporation prior to the date on which the interested shareholder becomes such.

      Under the NYBCL, corporations may opt to not be governed by the statute; Omnicom has not so elected.

Business Combinations

     Under the PABCL, the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the matter is required to approve mergers or consolidations, and certain sales, leases, exchanges and other distributions of all or substantially all of the property and assets of a corporation. In addition, if any class or series of shares is entitled to vote on the merger or consolidation as a class, a majority of the votes cast in each class is necessary to approve the merger or consolidation.

     Under the NYBCL, the affirmative vote of the holders of two-thirds of all outstanding shares of stock of a New York corporation entitled to vote thereon is required to approve mergers and consolidations, and for sales, leases, exchanges or other dispositions of all or substantially all the assets of a corporation, if not made in the usual or regular course of the business actually conducted by such corporation.

Rights of Dissenting Shareholders

     Under Pennsylvania law, a shareholder can dissent from, and receive payment of the fair value of his or her shares in the event of, certain mergers, consolidations, share exchanges, asset transfers and corporate divisions. Further, a corporation may, in its by-laws or by resolution of the board of directors, provide for dissenters' rights that are more expansive than those granted by the PABCL. Neither the Ketchum By-laws nor any board resolutions provide for any such expanded dissenters' rights. A shareholder who wishes to dissent from a corporate action and to receive the fair value of his or her shares must (i) make a written demand therefor prior to the shareholder vote on the action, (ii) retain ownership of the shares through the effective date of the proposed action and (iii) refrain from voting his or her shares in approval of the action. The shareholder then must make a demand for payment and deposit his or her share certificates with the corporation within the time period allotted by the corporation. If the shareholder fails to make a timely demand for payment or fails to deposit stock certificates with the corporation in accordance with instructions by the corporation, the shareholder loses his or her right to receive payment for the fair value of his or her share under Pennsylvania law.

     Shareholders of a New York corporation have the right to dissent not only in the context of a merger or consolidation, but also in the event of certain amendments or changes to the certificate of incorporation adversely affecting their shares, certain sales, exchanges or other dispositions of all or substantially all of the corporation's assets and certain share exchanges.

Indemnification of Directors, Officers and Employees

     Absent contrary provisions in the corporation's by-laws, Pennsylvania law provides that a corporation has the power to, and in some cases must, indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, including a derivative action, by reason of the fact that the person is, was or functions as a director, officer, employee or agent of the corporation. Such indemnification, against reasonable expenses, attorneys' fees, judgments, fines and amounts paid in settlements, is permitted only if the person to be indemnified acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, in the case of a criminal proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful.

     A determination that the officer, director, employee or agent has met the required standard of conduct, and that indemnification therefore is proper, must be made (i) by a majority vote of a quorum comprised of disinterested directors,

(ii) in writing by independent legal counsel if a quorum of disinterested directors cannot be achieved or, if a quorum of disinterested directors exists, a majority of such quorum votes to seek a written determination by independent legal counsel or (iii) by the shareholders. In the case of a derivative action, the PABCL bars indemnification when the representative has been adjudged liable unless and to the extent the court of common pleas or other court determines that indemnity is proper.

     A corporation may advance expenses incurred by a director, officer, employee or agent in defending an action or proceeding in the event the director, officer, employee or agent has provided to the corporation an undertaking to repay the advanced expenses if it is later determined that he or she was not entitled to indemnification. The PABCL also provides that a corporation must indemnify a director, officer, employee or agent from expenses incurred in defense of any action or proceeding described above when the director, officer, employee or agent has been successful on the merits or otherwise.

     The statutory indemnification rights are not exclusive and can be expanded by the corporation's by-laws, by agreement or by vote of the shareholders or disinterested directors. Such expanded indemnification rights will be unavailable, however, if a court of common pleas finds that the act or failure to act giving rise to the purported right of indemnification constituted willful misconduct or recklessness. Finally, unless the by-laws of the corporation provide otherwise, a corporation may purchase insurance on behalf of any officer, director, employee or agent.

     The Ketchum By-laws provide that indemnification shall be made to a director or officer to the fullest extent permitted by law for expenses and other costs incurred in any action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not such suit was derivative in nature. In addition, the Ketchum By-laws provide that an officer or director may be entitled to indemnification in connection with a proceeding he or she initiated only if such proceeding was authorized by the Ketchum Board of Directors.

     Under Section 722 of the NYBCL, a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, by reason of the fact that he or she was a director or officer of the corporation, provided such director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal proceedings, in addition, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify any person by reason of the fact that he or she was a director or officer of the corporation if he or she acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the corporation, except that no indemnification may be made in respect of (i) a threatened action, or a pending action which is settled or otherwise disposed of, or (ii) any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

      The indemnification described above under the NYBCL is not exclusive of other indemnification rights to which a director or officer may be entitled, whether contained in the certificate of incorporation or by-laws, or, when authorized by (i) such certificate of incorporation or by-laws, (ii) a resolution of shareholders, (iii) a resolution of directors, or (iv) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

     Any person who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to the NYBCL, any indemnification under the NYBCL pursuant to the above paragraphs may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct (i) by the disinterested directors if a quorum is available, or (ii) in the event a quorum of disinterested directors is not available or so directs by either (A) the board upon the written opinion of independent legal counsel, or
(B) by the shareholders.

     The Omnicom By-laws provide that Omnicom shall provide indemnification to its directors and officers in respect of claims, actions, suits or proceedings based upon, arising from, relating to or by reason of the fact that any such director or officer serves or served in such capacity with Omnicom or at the request of Omnicom in any capacity with any other enterprise, and permits Omnicom to indemnify others and to advance expenses to the fullest extent permitted by law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Omnicom or Ketchum pursuant to the foregoing provisions, Omnicom and Ketchum have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Limitation of Personal Liability of Directors

     Under Pennsylvania law, a by-law adopted by the shareholders may provide that, except in the case of responsibility or liability under a criminal statute or liability for payment of local, state or federal taxes, a director shall not be personally liable for monetary damages for any action taken unless the director has breached or failed to perform his or her fiduciary duties and the breach or failure to perform constituted self dealing, willful misconduct or recklessness. The Ketchum By-laws provide that a director shall not be personally liable for monetary damages for any action taken or the failure to take any action unless the director breached his or her fiduciary duties and such breach constituted self-dealing, willful misconduct or recklessness. In addition, the Ketchum By-laws provide that such limitations on the personal liability of directors does not extend to liability under a criminal statute or for the liability for payment of taxes under local, state or federal law.

      Section 402(b) of the NYBCL provides that a corporation's certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity. However, no such provision can eliminate or limit (i) the liability of any director if a judgment or other final adjudication adverse to such director establishes that such director's acts or omissions were in bad faith, or involved intentional misconduct or a knowing violation of law, or that the director personally gained in fact a financial profit or other advantage to which such director was not legally entitled or that the director's acts violated certain provisions of the NYBCL or (ii) the liability of any director for any act or omission prior to the adoption of such a provision in the certificate of incorporation.


     The Omnicom Certificate provides that no director shall be personally liable to Omnicom or any of its shareholders for damages for any breach of duty as a director, except for liability resulting from a judgment or other final adjudication adverse to the director (i) for acts or omissions in bad faith or which involve intentional misconduct or a knowing violation of the law, (ii) for any transaction from which the director derived a financial profit or other advantage to which the director was not legally entitled, or (iii) under Section 719 of the NYBCL, which Section establishes liability of directors of a corporation to that corporation in the event that they approve statutorily prohibited dividends, share repurchases, share redemptions, distributions of assets on dissolution or loans to directors.


                                  LEGAL MATTERS

     The legality of the issuance of the Omnicom Common Stock to be issued in the Merger will be passed upon by Davis & Gilbert, 1740 Broadway, New York, New York 10019, counsel to Omnicom.

                                     EXPERTS

     The consolidated financial statements and schedules of Omnicom and its subsidiaries incorporated by reference in this Prospectus/Information Statement and the Registration Statement of which this Prospectus/Information Statement is a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as an expert in giving said reports.


     The consolidated financial statements of Ketchum contained in this Prospectus/Information Statement and the Registration Statement of which this Prospectus/Information Statement is a part have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing. In addition, the description of the federal income tax consequences of the Merger provided by Deloitte & Touche LLP and based on their opinion with respect thereto attached as an exhibit to this Registration Statement, is included in this Prospectus/Information Statement upon the authority of said firm as experts in said matter.

                      INDEX TO KETCHUM FINANCIAL STATEMENTS



                                                                           Page
                                                                           ----
Independent Auditors' Report ...........................................    F-2

Consolidated Balance Sheets as of December 31, 1995 and 1994 ...........    F-3

Consolidated Statements of Operations for the years ended
  December 31, 1995, 1994 and 1993 .....................................    F-4

Consolidated Statements of Redeemable Preferred
  and Common Stock and Accumulated
  Deficit for the years ended December 31, 1995, 1994 and 1993 .........    F-5

Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1994 and 1993 .....................................    F-6

Notes to Consolidated Financial Statements .............................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Ketchum Communications Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of Ketchum Communications Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, redeemable preferred and common stock and accumulated deficit, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ketchum Communications Holdings, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in the accompanying consolidated financial statements, the Company incurred a net loss for the year ended December 31, 1995 and has an accumulated deficit. Additionally, as discussed in Note 2, the Company was not in compliance with certain terms of a long-term debt agreement at December 31, 1995, and as a result, the holder of the debt has the right to declare the entire amount of such indebtedness and a penalty, due and payable immediately. Further, as described in Note 14, the Company has lost a judgement which will require it to pay approximately $4,000,000 currently and, as described in Note 6, as a result of borrowings subsequent to December 31, 1995, the Company has approximately $80,000 of available borrowing capacity and is in violation of certain covenants under its revolving credit agreement as of March 6, 1996. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     As discussed in Note 1 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.


Deloitte & Touche LLP
Pittsburgh, Pennsylvania

March 6, 1996

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1995 and 1994

                                                                      1995              1994
                                                                  ------------      ------------
                                     ASSETS
Current assets:
  Cash and cash equivalents ...................................   $  2,878,839      $  2,492,123
  Investments--at market value.................................      1,552,702         1,241,992
  Accounts receivable, net of allowance for
    doubtful accounts of $617,000 and $180,000
    in 1995 and 1994, respectively.............................     63,539,028        58,999,876
  Billable production in process, net of allowance
    for unrealizable amounts of $144,000 in 1995 ..............     28,753,299        26,298,872
  Prepaid expenses and other assets............................      1,598,783         1,993,652
  Deferred income taxes........................................      1,704,824             --
                                                                  ------------      ------------
    Total current assets .....................................     100,027,475        91,026,515
                                                                  ------------      ------------
Property and equipment--at cost:
  Leasehold improvements .....................................       8,758,872        10,845,410
  Furniture and equipment ....................................      24,149,017        25,859,995
                                                                  ------------      ------------
                                                                    32,907,889        36,705,405
  Less accumulated depreciation and amortization .............      21,533,577        21,779,347
                                                                  ------------      ------------
    Net property and equipment ...............................      11,374,312        14,926,058
Excess of cost over fair value of net assets acquired,
   less accumulated amortization of $3,829,466 and
   $3,531,636 in 1995 and 1994, respectively .................       9,339,536        12,565,338
Other assets .................................................       6,881,065         6,247,993
                                                                  ------------      ------------
      Total assets ...........................................    $127,622,388      $124,765,904
                                                                  ============      ============

                       LIABILITIES AND ACCUMULATED DEFICIT
Current liabilities:
  Debt classified as current, due to covenant violations......    $ 11,571,429      $      --
  Notes payable--short-term ..................................       1,769,582         1,816,117
  Current maturities of long-term debt .......................       2,755,304         2,954,418
  Accounts payable ...........................................      67,927,190        60,195,861
  Client deposits ............................................      12,796,597        10,849,559
  Other accrued expenses .....................................      11,058,237         5,700,498
  Accrued employee benefit plan contributions ................       1,544,871         2,075,796
  Accrued income taxes .......................................       2,500,782           554,727
                                                                  ------------      ------------
    Total current liabilities ................................     111,923,992        84,146,976
                                                                  ------------      ------------
Long-term debt ...............................................       3,804,056        15,639,922
Deferred income taxes ........................................         556,133         2,390,109
Other liabilities.............................................       3,795,148         4,208,091
Redeemable cumulative preferred stock, voting, $100 par,
   $1,000 redemption value; authorized 50,000 shares:
    Series A, 20,000 shares authorized, outstanding 8,035
      and 4,990.5 shares in 1995 and 1994, respectively
      --at redemption value ..................................       8,035,000         4,990,500
Common stock subject to repurchase obligations:
  Common stock, no par value (stated value $.005);
    authorized 2,000,000 shares; issued 1,364,000 shares,
    outstanding 347,125 and 460,412 shares in 1995
    and 1994, respectively....................................           6,820             6,820
  Repurchase obligations in excess of stated value ...........      20,824,151        25,817,689
  Notes receivable for common stock ..........................      (3,373,721)       (3,823,379)
                                                                  ------------      ------------
    Common stock subject to repurchase obligations--net.......      17,457,250        22,001,130
                                                                  ------------      ------------
Accumulated deficit:
  Retained deficit ...........................................     (18,154,220)       (8,282,950)
  Cumulative translation adjustment ..........................         205,029           161,427
  Unrealized loss on investments .............................           --             (489,301)
                                                                  ------------      ------------
    Total accumulated deficit.................................     (17,949,191)       (8,610,824)
                                                                  ------------      ------------
    Total liabilities and accumulated deficit.................    $127,622,388      $124,765,904
                                                                  ============      ============

                 The accompanying notes to financial statements
                    are an integral part of these statements

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  Years ended December 31, 1995, 1994 and 1993


                                                          1995              1994              1993
                                                       -----------       -----------       -----------
Commissions and fees..............................    $127,387,710      $124,060,534      $129,510,331
                                                       -----------       -----------       -----------

Operating expenses:
  Compensation and employee benefits..............      75,245,914        73,826,994        76,229,397
  General agency expense..........................      49,476,176        43,355,612        47,597,260
  Other expense...................................       9,562,184           252,834         1,958,932
  Restructuring charges...........................             --                --          8,778,572
                                                       -----------       -----------       -----------
    Total operating expenses......................     134,284,274       117,435,440       134,564,161
                                                       -----------       -----------       -----------

Operating (loss) income...........................      (6,896,564)        6,625,094        (5,053,830)

Interest expense..................................       2,029,160         2,667,644         2,435,243
Other income, net.................................      (1,203,632)         (714,094)         (685,503)
                                                       -----------       -----------       -----------

(Loss) income before income taxes.................      (7,722,092)        4,671,544        (6,803,570)

Income tax (benefit) expense......................        (182,331)        2,579,241        (1,269,052)
                                                       -----------       -----------       -----------

Net (loss) income.................................     $(7,539,761)      $ 2,092,303       $(5,534,518)
                                                       ===========       ===========       ===========

Net (loss) income applicable to common stock......     $(8,144,944)      $ 1,724,529       $(5,590,550)
                                                       ===========       ===========       ===========

Net (loss) income per common share................     $    (21.82)      $      3.67       $    (10.55)
                                                       ===========       ===========       ===========

Weighted average number of shares outstanding.....         373,342           470,100           529,983
                                                       ===========       ===========       ===========

                 The accompanying notes to financial statements
                    are an integral part of these statements

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED AND COMMON STOCK
                             AND ACCUMULATED DEFICIT

                  Years ended December 31, 1995, 1994 and 1993


                                                    Redeemable Preferred Stock
                                                   ----------------------------
                                                     Shares
                                                   Outstanding         Amount
                                                   -----------       ----------
Balance, January 1, 1993 .....................          --          $      --
  Net loss ...................................          --                 --
  Dividends on common stock ..................          --                 --
  Dividends on preferred stock ...............          --                 --
  Purchase of common shares ..................          --                 --
  Sale of common shares ......................          --                 --
  Net increase in obligations due to
    increase in repurchase price .............          --                 --
  Payments received on notes
    receivable for common stock ..............          --                 --
  Sale of preferred shares ...................         2,500.5        2,500,500
  Purchase of preferred shares ...............           (30.0)         (30,000)
  Translation adjustment .....................          --                 --
  Unrealized market value adjustment .........          --                 --
                                                     ---------      -----------
Balance, December 31, 1993 ...................         2,470.5        2,470,500
  Net income .................................          --                 --
  Dividends on common stock ..................          --                 --
  Dividends on preferred stock ...............           229.0          229,000
  Purchase of common shares ..................          --                 --
  Sale of common shares ......................          --                 --
  Net increase in obligations due to
    increase in repurchase price .............          --                 --
  Payments received on notes
    receivable for common stock ..............          --                 --
  Sale of preferred shares ...................         2,366.0        2,366,000
  Purchase of preferred shares ...............           (75.0)         (75,000)
  Translation adjustment .....................          --                 --
  Unrealized market value adjustment .........          --                 --
                                                     ---------      -----------
Balance, December 31, 1994 ...................         4,990.5        4,990,500
  Net loss ...................................          --                 --
  Dividends on common stock ..................          --                 --
  Dividends on preferred stock ...............           378.0          378,000
  Purchase of common shares ..................          --                 --
  Sale of common shares ......................          --                 --
  Net increase in obligations due to
    increase in repurchase price .............          --                 --
  Payments received on notes
    receivable for common stock ..............          --                 --
Translation adjustment .......................          --                 --
Sale of preferred shares .....................         3,265.5        3,265,500
Purchase of preferred shares .................          (599.0)        (599,000)
Write-down of investment .....................          --                 --
                                                     ---------      -----------
Balance, December 31, 1995 ...................         8,035.0      $ 8,035,000
                                                     =========      ===========


                                                        Common Stock Subject to Repurchase Obligations
                                           -------------------------------------------------------------------------
                                                              Stated     Repurchase        Notes
                                             Common          Value of   Obligations      Receivable
                                             Shares           Common    In Excess of     for Common
                                           Outstanding         Stock    Stated Value        Stock           Total
                                         ------------    ------------   ------------    ------------    ------------
Balance, January 1, 1993 ...........          617,614        $  6,820   $ 31,472,966    $ (5,519,459)   $ 25,960,327
  Net loss .........................             --              --             --              --              --
  Dividends on common stock ........             --              --             --              --              --
  Dividends on preferred stock .....             --              --             --              --              --
  Purchase of common shares ........         (147,496)           --       (7,625,094)           --        (7,625,094)
  Sale of common shares ............           19,210            --          965,879        (898,001)         67,878
  Net increase in obligations due to
    increase in repurchase price ...             --              --        1,387,837            --         1,387,837
  Payments received on notes
    receivable for common stock ....             --              --             --         1,717,905       1,717,905
  Sale of preferred shares .........             --              --             --              --              --
  Purchase of preferred shares .....             --              --             --              --              --
  Translation adjustment ...........             --              --             --              --              --
  Unrealized market value adjustment             --              --             --              --              --
                                         ------------    ------------   ------------    ------------    ------------
Balance, December 31, 1993 .........          489,328           6,820     26,201,588      (4,699,555)     21,508,853
  Net income .......................             --              --             --              --              --
  Dividends on common stock ........             --              --             --              --              --
  Dividends on preferred stock .....             --              --             --              --              --
  Purchase of common shares ........          (57,600)           --       (2,995,227)           --        (2,995,227)
  Sale of common shares ............           28,684            --        1,466,825        (494,854)        971,971
  Net increase in obligations due to
    increase in repurchase price ...             --              --        1,144,503            --         1,144,503
  Payments received on notes
    receivable for common stock ....             --              --             --         1,371,030       1,371,030
  Sale of preferred shares .........             --              --             --              --              --
  Purchase of preferred shares .....             --              --             --              --              --
  Translation adjustment ...........             --              --             --              --              --
  Unrealized market value adjustment             --              --             --              --              --
                                         ------------    ------------   ------------    ------------    ------------
Balance, December 31, 1994 .........          460,412           6,820     25,817,689      (3,823,379)     22,001,130
  Net loss .........................             --              --             --              --              --
  Dividends on common stock ........             --              --             --              --              --
  Dividends on preferred stock .....             --              --             --              --              --
  Purchase of common shares ........         (140,103)           --       (7,798,915)           --        (7,798,915)
  Sale of common shares ............           26,816            --        1,446,618      (1,222,297)        224,321
  Net increase in obligations due to
    increase in repurchase price ...             --              --        1,358,759            --         1,358,759
  Payments received on notes
    receivable for common stock ....             --              --             --         1,671,955       1,671,955
Translation adjustment .............             --              --             --              --              --
Sale of preferred shares ...........             --              --             --              --              --
Purchase of preferred shares .......             --              --             --              --              --
Write-down of investment ...........             --              --             --              --              --
                                         ------------    ------------   ------------    ------------    ------------
Balance, December 31, 1995 .........          347,125    $      6,820   $ 20,824,151    $ (3,373,721)   $ 17,457,250
                                         ============    ============   ============    ============    ============

                                                                         Accumulated Deficit
                                        --------------------------------------------------------------------------------------------
                                                        Retained Deficit
                                        ---------------------------------------------
                                                         Increase in                      Cumulative      Unrealized
                                          Retained        Repurchase       Retained       Translation      Loss on
                                          Earnings       Obligations       Deficit        Adjustment     Investments       Total
                                        ------------    ------------    ------------    ------------    ------------   ------------
Balance, January 1, 1993 ...........    $ 39,974,427    $(40,888,951)   $   (914,524)   $    174,906    $   (387,500)  $ (1,127,118)
  Net loss .........................      (5,534,518)           --        (5,534,518)           --              --       (5,534,518)
  Dividends on common stock ........        (509,107)           --          (509,107)           --              --         (509,107)
  Dividends on preferred stock .....         (56,032)           --           (56,032)           --              --          (56,032)
  Purchase of common shares ........            --              --              --              --              --             --
  Sale of common shares ............            --              --              --              --              --             --
  Net increase in obligations due to
    increase in repurchase price ...            --        (1,387,837)     (1,387,837)           --              --       (1,387,837)
  Payments received on notes
    receivable for common stock ....            --              --              --              --              --             --
  Sale of preferred shares .........            --              --              --              --              --             --
  Purchase of preferred shares .....            --              --              --              --              --             --
  Translation adjustment ...........            --              --              --           113,051            --          113,051
  Unrealized market value adjustment            --              --              --              --           (84,309)       (84,309)
                                        ------------    ------------    ------------    ------------    ------------   ------------
Balance, December 31, 1993 .........      33,874,770     (42,276,788)     (8,402,018)        287,957        (471,809)    (8,585,870)
  Net income .......................       2,092,303            --         2,092,303            --              --        2,092,303
  Dividends on common stock ........        (460,958)           --          (460,958)           --              --         (460,958)
  Dividends on preferred stock .....        (367,774)           --          (367,774)           --              --         (367,774)
  Purchase of common shares ........            --              --              --              --              --             --
  Sale of common shares ............            --              --              --              --              --             --
  Net increase in obligations due to
    increase in repurchase price ...            --        (1,144,503)     (1,144,503)           --              --       (1,144,503)
  Payments received on notes
    receivable for common stock ....            --              --              --              --              --             --
  Sale of preferred shares .........            --              --              --              --              --             --
  Purchase of preferred shares .....            --              --              --              --              --             --
  Translation adjustment ...........            --              --              --          (126,530)           --         (126,530)
  Unrealized market value adjustment            --              --              --              --           (17,492)       (17,492)
                                        ------------    ------------    ------------    ------------    ------------   ------------
Balance, December 31, 1994 .........      35,138,341     (43,421,291)     (8,282,950)        161,427        (489,301)    (8,610,824)
  Net loss .........................      (7,539,761)           --        (7,539,761)           --              --       (7,539,761)
  Dividends on common stock ........        (367,567)           --          (367,567)           --              --         (367,567)
  Dividends on preferred stock .....        (605,183)           --          (605,183)           --              --         (605,183)
  Purchase of common shares ........            --              --              --              --              --             --
  Sale of common shares ............            --              --              --              --              --             --
  Net increase in obligations due to
    increase in repurchase price ...            --        (1,358,759)     (1,358,759)           --              --       (1,358,759)
  Payments received on notes
    receivable for common stock ....            --              --              --              --              --             --
Translation adjustment .............            --              --              --            43,602            --           43,602
Sale of preferred shares ...........            --              --              --              --              --             --
Purchase of preferred shares .......            --              --              --              --              --             --
Write-down of investment ...........            --              --              --              --           489,301        489,301
                                        ------------    ------------    ------------    ------------    ------------   ------------
Balance, December 31, 1995 .........    $ 26,625,830    $(44,780,050)   $(18,154,220)   $    205,029    $       --     $(17,949,191)
                                        ============    ============    ============    ============    ============   ============


                 The accompanying notes to financial statements
                    are an integral part of these statements

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  Years ended December 31, 1995, 1994 and 1993

                                                                         1995              1994              1993
                                                                    --------------   --------------     --------------
Cash Flow from Operating Activities:
  Net (loss) income.............................................     $ (7,539,761)       $2,092,303       $(5,534,518)
  Adjustments to reconcile net (loss) income to net cash
   provided by operating activities:
    Depreciation and amortization...............................        5,350,692         6,089,247         6,312,604
    Loss on disposal of property and equipment..................          450,001               --             14,487
    Write-off of excess of cost over fair value of net
     assets acquired and investments in equity investees........        2,759,426               --          1,054,541
    Provision for bad debts.....................................          581,000          (145,322)           41,455
    Gain on sale of investments.................................              --            (43,452)              --
    Restructuring charges.......................................              --                --          8,778,572
    Write-off of notes receivable from equity investees.........        1,118,051               --            893,870
    Write-down of marketable equity security....................          504,301               --                --
    Gain on sale of office......................................         (400,000)              --                --
    Deferred taxes..............................................       (3,538,800)          680,241        (3,010,452)
    Other-net...................................................          142,884        (1,105,017)         (699,015)
    Changes in operating assets and liabilities:
     Accounts receivable........................................       (4,976,152)       (2,088,640)        4,684,478
     Billable production in process.............................       (2,598,427)        1,695,205        (3,936,725)
     Prepaid expenses and other assets..........................          394,869           203,743           461,702
     Accounts payable...........................................        7,731,329        (4,619,593)          803,253
     Client deposits............................................        1,947,038         2,152,275          (316,678)
     Other accrued expenses.....................................        4,801,240           491,135           554,458
     Accrued employee benefit plan contributions................         (530,925)           35,334        (1,730,091)
     Accrued income taxes.......................................        1,946,055           554,727          (602,564)
                                                                      -----------       -----------       -----------
     Net cash provided by operating activities..................        8,142,821         5,992,186         7,769,377
                                                                      -----------       -----------       -----------
Cash Flow from Investing Activities:
  Additions to property and equipment...........................         (854,027)       (4,580,550)       (2,547,129)
  Payments for acquisitions and equity investments..............       (1,560,904)       (2,388,427)       (3,234,524)
  Dividends received from equity investees......................              --            120,064           473,646
  Purchase of investments.......................................         (831,727)       (1,186,352)         (229,902)
  Sale of investments...........................................          505,977           589,612           105,438
  Proceeds from sale of office..................................          400,000               --                --
  Advances to equity investees..................................       (1,118,051)              --           (893,870)
                                                                      -----------       -----------       -----------
    Net cash used in investing activities.......................       (3,458,732)       (7,445,653)       (6,326,341)
                                                                      -----------       -----------       -----------
Cash Flow from Financing Activities:
  Proceeds from long-term borrowings............................              --          3,000,000         1,519,202
  Repayments of long-term debt..................................       (2,822,012)       (4,340,857)       (5,473,142)
  Cash dividends paid...........................................         (594,750)         (599,732)         (565,137)
  Repurchases of preferred stock................................         (599,000)          (75,000)          (30,000)
  Proceeds from sales of preferred stock........................        3,265,500         2,366,000         2,500,500
  Purchases of common stock.....................................       (5,486,989)       (1,872,273)       (4,117,596)
  Payments received on notes receivable for common stock........        1,671,955         1,371,030         1,717,905
  Proceeds from sale of common stock............................          224,321           971,971            67,878
                                                                      -----------       -----------       -----------
    Net cash (used in) provided by operations...................       (4,340,975)          821,139        (4,380,390)
                                                                      -----------       -----------       -----------
Effect of Currency Exchange Rates on Cash and Cash Equivalents..           43,602          (126,530)          113,051
                                                                      -----------       -----------       -----------
Net Increase (Decrease) in Cash and Cash Equivalents............          386,716          (758,858)       (2,824,303)
Cash and Cash Equivalents at Beginning of Year..................        2,492,123         3,250,981         6,075,284
                                                                      -----------       -----------       -----------
Cash and Cash Equivalents at End of Year........................      $ 2,878,839       $ 2,492,123       $ 3,250,981
                                                                      ===========       ===========       ===========

Supplemental schedule of noncash investing and financing activities:

The Company incurred liabilities of $770,499 for acquisitions and equity investments during 1995.

The Company issued preferred stock of $378,000 and $229,000 for payment of dividends on preferred stock during 1995 and 1994, respectively.

The Company received notes of $1,222,296, $494,854 and $898,001 for the issuance of common stock during 1995, 1994 and 1993, respectively.

The Company issued notes payable of $2,311,926, $1,122,954 and $3,507,498 for the repurchase of common stock during 1995, 1994 and 1993, respectively.

The Company entered into capital lease obligations for property and equipment of $557,272 and $271,054 in 1994 and 1993, respectively.

                 The accompanying notes to financial statements
                    are an integral part of these statements

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 1995, 1994 and 1993


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Principles of Consolidation -- The consolidated financial statements include the accounts of Ketchum Communications Holdings, Inc. ("Ketchum" or the "Company") and subsidiaries, U.S. and non-U.S., for which ownership exceeds 50% of the voting stock. Investments in companies ranging from 20% to 50% of the voting stock are carried at equity, and a proportionate share of the earnings or losses of such equity investees is included in the statements of operations. Transactions between Ketchum and its subsidiaries are eliminated in consolidation.

     b. Use of Estimates in the Preparation of Financial Statements -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

     c. Cash Equivalents -- The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     d. Revenue Recognition -- Revenue is derived from commissions and fees for production and placement of advertising, public relations, sales promotion, research and other services. Depending upon the nature of the service, revenue is recognized in the month in which advertisements appear, when services are rendered or when costs are incurred.

     e. Billable Production in Process -- Billable production in process includes outside services and materials plus commissions and fees, where applicable, and the value of internal time incurred and are stated at the lower of accumulated charges or estimated realizable amounts.

     f. Depreciation and Amortization of Property and Equipment -- Furniture and equipment are depreciated on the straight-line basis over their estimated useful lives which range from five to ten years. Leasehold improvements are amortized on the straight-line basis over the shorter of the lives of the related leases or the estimated useful lives of the improvements, which range from three to twenty years.

      Included in property and equipment are leased assets at December 31, 1995 and 1994 of $1,136,800 and $2,470,700, respectively. Leased assets are amortized on the straight-line basis over the lives of the related leases which range from three to five years. Accumulated amortization at December 31, 1995 and 1994 was $495,700 and $916,400, respectively.


     g. Excess of cost over fair value of net assets acquired -- The Company's policy is to periodically evaluate the carrying value of the excess of the cost over the fair value of net assets of businesses acquired based on estimated future results of operations and cash flows of the related subsidiaries.


     The excess of cost over fair value of net assets of businesses acquired is amortized on the straight-line method over the expected periods of future benefit, which range from five to twenty years.


      In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." This statement is effective for years beginning after December 15, 1995. The general requirements of SFAS No. 121 apply to non-current assets and require impairment to be considered whenever evidence suggests that future cash flows will not at least equal the carrying value of the asset. Goodwill not associated with long-lived assets or identifiable intangibles is excluded from the scope of SFAS No. 121. Ketchum has not adopted SFAS No. 121 at December 31, 1995. Management does not believe the adoption of this standard will have a material impact on the Company's financial condition or the results of its operations.


     h. Income Taxes -- Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The Company had previously recorded income taxes in accordance with SFAS No. 96, "Accounting for Income Taxes." Deferred income taxes reflect the future tax consequences of differences between the financial reporting and tax reporting bases of assets and liabilities. The cumulative effect of this 1993 change in accounting principle was insignificant. The change had no effect upon 1993 results of operations.

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

     i. Foreign Currency Translation -- The Company translates foreign currency assets and liabilities using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the year. Translation adjustments are deferred as a separate component in accumulated deficit.

      j. Net (Loss) Income Per Common Share -- Net (loss) income per common share is based on net (loss) income after dividends on preferred stock and the weighted average number of common shares outstanding during the year.
The Company does not have common stock equivalents.

     k. Investments -- Effective January 1, 1994 the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" to account for its investments. This statement expands the use of fair value accounting for certain investments while retaining the amortized cost method for investments in certain debt securities based on a company's intent and ability to hold the investments to maturity. The adoption of this standard had no effect upon 1994 results of operations.

     The Company's investments consist primarily of certificates of deposit and marketable equity securities. The marketable equity securities are classified based on SFAS No. 115 as "available-for-sale" and are stated at market value. At December 31, 1995 the carrying value of all investments approximates their market value. The aggregate carrying value and market value of marketable equity securities at December 31, 1994 was $504,301 and $15,000, respectively. Unrealized holding losses of $489,301 net of deferred taxes, including a 100% tax asset valuation allowance of $201,380, was included in the accumulated deficit section of the consolidated balance sheet at December 31, 1994. The market value of other investments at December 31, 1994 approximated cost.


     During 1995 the Company recorded an approximately $500,000 write-down for a certain marketable equity security as it was determined this investment was permanently impaired due to what the Company considers to be a permanent decline in market value and no readily available market for sale.


     l. Financial Instruments -- The Company's financial instrument portfolio, excluding investments, consists primarily of cash and cash equivalents and short- and long-term debt instruments. The most significant instrument, long-term debt, had a carrying value which approximated the fair market value. The fair market value was determined based upon a present value technique of estimating future cash flows using a discount rate commensurate with the risks involved. The fair values of the other instruments approximated carrying value.

2. GOING CONCERN

      The Company incurred a net loss for the year ended December 31, 1995 and has an accumulated deficit. In addition, the Company was not in compliance with certain terms of a long-term debt instrument at December 31, 1995 and the holder of the debt has the right to declare the entire amount of such indebtedness and a penalty, due and payable immediately (see Note 6). Further, as described in
Note 14, the Company has lost a judgement which will require it to pay approximately $4,000,000 currently and, as described in Note 6, as a result of borrowings subsequent to December 31, 1995, the Company has approximately $80,000 of available borrowing capacity and is in violation of certain covenants under its revolving credit agreement as of March 6, 1996. As a result of these factors, substantial doubt exists about the Company's ability to continue as a going concern. The financial statements have been prepared assuming the Company will continue as a going concern and do not contain any adjustments that might result from this uncertainty.


     In response to these conditions, the Company's management has initiated discussions with its principal lender and has also contacted another lender regarding the possibility of obtaining financing. As discussed in Note 15, the Company has negotiated a possible merger with Omnicom Group Inc. ("Omnicom"), which management believes will be finalized. Management believes that the financial strength of Omnicom, pending the closing of the deal, the reasonable probability related to refinancing long-term debt, the relief of the repurchasing obligation of shares of the Company's common stock as a result of the merger and increased future profitability resulting from recent restructuring and impairment charges will address the Company's current and long-term liquidity needs.

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

3. NATURE OF OPERATIONS


     Ketchum is an agency comprised of four autonomous operating divisions, advertising, public relations, directory advertising and health care. Advertising and public relations are the largest divisions as measured by commissions and fees. Ketchum's primary operations are based in the United States. International operations comprised 7%, 6% and 5% of total commissions and fees for the years ended December 31, 1995, 1994 and 1993, respectively. International assets were approximately 8% and 6% of total assets at December 31, 1995 and 1994, respectively. Approximately 18% of total commissions and fees was attributable to one major client for each of the years ended December 31, 1995, 1994 and 1993. A portion of the business for this major client, representing approximately 3% of total commissions and fees on an annualized basis for the year ended December 31, 1995, was lost in the fourth quarter of 1995.


4. IMPAIRMENT OF EXCESS OF COST OVER FAIR VALUE OF NET ASSETS ACQUIRED


     As a result of management's periodic analysis of the recoverability of the carrying value of the excess of cost over the fair value of net assets acquired, management wrote down the carrying value at December 31, 1995 in the amount of $2,759,426. Management's analysis was based on undiscounted cash flows of expected future performance of the related operations. Expected future cash flows were based upon internal projections considering past trends, general business economic conditions and discussions with key management personnel. To the extent that the cash flows did not support the carrying value of the excess of cost over the fair value of net assets acquired, write downs were recorded. The $2.8 million write down relates principally to two domestic operations which have incurred significant losses since 1992. $1.1 million of the charge relates to the Company's Public Relations Division and $1.4 million relates to its Health Care Division. Prior to 1995, management believed that these operations could be turned around. However, poor 1995 results of operations and projected losses led management to conclude that write downs should be made in 1995. There was no impairment loss in 1994. A similar analysis at December 31, 1993 resulted in an impairment loss of $340,076.


5. OTHER ASSETS


     Other assets include approximately $4,111,000 and $3,774,000 of investments in equity investees at December 31, 1995 and 1994, respectively. Approximately $3,182,000 and $2,985,000 of the recorded cost at December 31, 1995 and 1994, respectively, represents cost in excess of the equity in the underlying net assets of these investees. The excess of cost over equity in net assets is being amortized on a straight-line basis over periods ranging from ten to fifteen years. The Company's share of net loss in equity investees, which is included in other expense in the consolidated statements of operations, was approximately $723,273 and $252,834 for the years ended December 31, 1995 and 1994, respectively. The Company's share of net loss in equity investees for 1993 was insignificant. Notes receivable from certain equity investees have been written off in 1995 and 1993 (see Note 14). The Company did not receive dividends from equity investees in 1995. The Company received dividends of approximately $120,000 and $474,000 in 1994 and 1993, respectively.

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

 6. FINANCING ARRANGEMENTS
    Long-term debt consists of the following:
                                                           December 31,
                                                     -------------------------
                                                        1995           1994
                                                     ----------    -----------
9% unsecured  senior  notes due
   August 1, 2004,  principal  payable
   in equal annual installments of $1,653,061
   beginning August 1, 1998 through
   August 1, 2004, interest payable
   semi-annually (see below) ....................... $11,571,429  $11,571,429
Unsecured promissory notes, with interest
   rates ranging from approximately 7% to 10%,
   issued under the Company's common stock
   repurchase agreement, due through
   January 1, 2000 (see Note 8) ....................   5,749,433    5,660,682
Capital lease obligations, with interest
   rates ranging from 6% to 15%, net of
   imputed interest ................................     610,488    1,034,458
Other ..............................................     199,439      327,771
                                                     -----------  -----------
                                                      18,130,789   18,594,340
Less:
  Debt classified as current, due to covenant
   violations ......................................  11,571,429         --
   Currently scheduled maturities ..................   2,755,304    2,954,418
                                                     -----------  -----------
                                                     $ 3,804,056  $15,639,922
                                                     ===========  ===========

     Foreign   subsidiaries   have  outstanding   short-term  notes  payable  of
$1,769,582 and $1,816,117 with a weighted average interest rate of 9.4% and 9.9% at December 31, 1995 and 1994, respectively.

     The Company has an $8,000,000 revolving credit agreement which expires on September 30, 1996, at which time any outstanding balance is due and payable. Of this amount, approximately $1,000,000 is reserved against guarantees for foreign credit facilities. In connection with the agreement, the Company is required to pay a .5% commitment fee on any unused portion. No amounts were outstanding under the revolving credit agreement at December 31, 1995 and under a similar agreement at December 31, 1994. As a result of borrowings subsequent to December 31, 1995, the Company has approximately $80,000 of available borrowing capacity and is in violation of certain covenants under the revolving credit agreement as of March 6, 1996.


     On August 9, 1994, the Company repaid certain existing senior debt and obtained additional financing, via the issuance and sale by the Company of its 9% unsecured senior notes. The unsecured senior notes require compliance with certain financial and other covenants. The Company was not in compliance with certain of these covenants at December 31, 1995, specifically requirements related to the Company's current ratio, debt to capitalization ratio, calculated consolidated net worth, fixed charge coverage ratio and interest coverage ratio. Other violations included exceeding the limitations on other minority investments, other investments and permitted debt of subsidiaries. As a result of these covenant violations, the holder of the senior notes may declare the outstanding amount of the indebtedness due and payable immediately and, accordingly, the outstanding amount of $11,571,429 has been classified as current in the consolidated balance sheet at December 31, 1995. If the holder of the senior notes were to call the notes, an early payment penalty would be due, which management of the Company estimates to be approximately $1,529,000 at March 6, 1996. In management's opinion, it is reasonably possible that the holder will call the notes and assess the penalty. No provision has been made for any penalty that might ultimately be assessed.

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

      At December 31, 1995 scheduled maturities of long-term debt together with amounts classified as current due to covenant violations are as follows:

          Year Ending December 31,
          -----------------------
               1996 ..........................................      $14,326,733
               1997 ..........................................        1,854,448
               1998 ..........................................        1,140,079
               1999 ..........................................          431,895
               2000 ..........................................          340,622
               Thereafter ....................................           37,012
                                                                   ------------
                                                                   $ 18,130,789
                                                                   ============

     Interest paid was approximately $1,963,000, $2,796,000 and $2,455,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Company is a guarantor of approximately $1,557,000 in credit facilities available to equity investees in France, Canada and New York. Approximately $882,000 has been drawn on these facilities as of December 31, 1995. The credit facilities bear interest at rates ranging from 8.5% to 10.5%.

7. REDEEMABLE PREFERRED STOCK

     In November 1993, the Company authorized 50,000 shares of preferred stock. The first series, Series A, was authorized at 5,000 shares of cumulative preferred stock with a par value of $100 per share. In December 1994, the Company authorized an additional 15,000 shares of the Series A preferred stock. The Company's profit sharing and 401(k) plan is the only holder of the preferred stock. The Series A cumulative preferred stock dividend is $90 per annum per share, payable quarterly when declared by the Board of Directors. The Company repurchases preferred stock from the profit sharing and 401(k) plan when participants in the plan elect to purchase an investment option other than preferred stock, and when participants terminate employment with the Company and leave the plan. The preferred stock is sold and repurchased at $1,000 per share, the price established by an agreement between the Company and the profit sharing and 401(k) plan. The Company may redeem the preferred stock at any time after January 1, 2003, at the option of the Board of Directors, at a price of $1,045 per share plus all accrued and unpaid dividends. The stock has a liquidation preference over holders of common stock of $1,000 per share plus all accrued and unpaid dividends.


8. COMMON STOCK SUBJECT TO REPURCHASE OBLIGATIONS


     Under the Company's shareholder agreements, the common stock of the Company is both sold and repurchased by the Company at a price determined by a formula based primarily upon book value, adjusted for certain items determined by the Board of Directors. The adjustment from book value in determining the formula price is primarily related to the restructuring charges recorded by the Company in 1993 (see Note 13). These charges have been added back to book value and are being amortized over 15 years for purposes of determining the formula price. Other adjustments are insignificant. At December 31, 1995, 1994 and 1993, the formula prices were $60.01, $56.09 and $53.56 per share, respectively.

     The common stock of the Company is owned by the employees and the Company is obligated to repurchase its common stock from the holders upon termination of employment. The total repurchase obligation is recorded on the consolidated balance sheets based on the formula price and number of outstanding shares at each balance sheet date. Changes in the repurchase obligation resulting from changes in the number of shares outstanding or formula price of the shares are accounted for by a charge or credit to equity (accumulated deficit) in the period that such change occurs. As shares are repurchased, the repurchase

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES obligation is accordingly reduced by the number of shares repurchased multiplied by the formula price which was utilized to determine the obligation in the period the shares were repurchased. A substantial number of employees finance all or part of the stock purchases with recourse notes issued to the Company. The notes, which are collateralized by the stock, bear interest at market rates and are payable over five to twenty years. The Company has an agreement with a bank whereby an employee may borrow funds from the bank to purchase stock, and the borrowings are guaranteed by the Company. These guaranteed borrowings approximated $1,869,000 at December 31, 1995.


      At the Company's option, amounts payable upon repurchase of common shares are paid either by cash in a lump sum or over three to five years (see Note 6).

9. INCOME TAXES

     (Loss) income before income taxes and income tax (benefit) expense are as follows:

                                                 Year Ended December 31,
                                      ------------------------------------------
                                         1995           1994            1993
                                      ------------ --------------  -------------
(Loss) income before income taxes
   Domestic .......................   $(8,887,926)    $4,170,272    $(6,327,745)
   International ..................     1,165,834        501,272       (475,825)
                                      ------------    ----------    -----------
      Total .......................   $(7,722,092)    $4,671,544    $(6,803,570)
                                      ===========     ==========    ===========
Income tax (benefit) expense
Current:
   U.S.-federal ...................   $ 1,797,911     $1,556,900    $ 1,384,100
   State ..........................     1,191,425        200,400        205,000
   International ..................       367,133        141,700        152,300
                                      ------------    ----------    -----------
      Total current ...............     3,356,469      1,899,000      1,741,400
                                      ------------    ----------    -----------
Deferred:
   U.S.-federal ...................     (3,326,472)      639,427     (2,829,824)
   State ..........................       (212,328)       40,814       (180,628)
                                      ------------    ----------    -----------
      Total deferred ..............     (3,538,800)      680,241     (3,010,452)
                                      ------------    ----------    -----------
   Total income tax
      (benefit) expense ...........   $   (182,331)   $2,579,241    $(1,269,052)
                                      ============    ==========    ===========

     Income tax expense applicable to consolidated income differs from income tax expense calculated by using the U.S. federal statutory income tax rate for the following reasons:

                                                Year Ended December 31,
                                      ------------------------------------------
                                         1995            1994           1993
                                      -----------     ----------    -----------
Income tax (benefit) expense
  at U.S. federal statutory rate .... $(2,621,858)    $1,588,325    $(2,313,213)
Nondeductible expenses ..............     811,882        144,991        792,377
State and local taxes, net
  of U.S. federal tax benefit .......      50,106         66,264        147,708
International taxes .................     (15,904)       (22,931)      (308,959)
Change in valuation allowance .......     644,346         33,611        567,950
Write-off of prior year tax asset ...     505,864           --              --
Reserve for income tax
  contingencies .....................     483,772        716,585       (125,600)
Other ...............................     (40,539)        52,396        (29,315)
                                      -----------     ----------    -----------
Income tax (benefit) expense ........ $  (182,331)    $2,579,241    $(1,269,052)
                                      ===========     ==========    ===========

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

     Temporary differences and carryforwards which give rise to net deferred income tax assets and liabilities at December 31, 1995 and 1994 are as follows:

                                                Year Ended December 31,
                                            -------------------------------
                                                 1995             1994
                                            -------------     -------------
Deferred income tax assets:
   Deferred compensation .................  $     231,495     $     277,406
   Lease abandonment .....................        456,957           555,104
   Litigation accrual ....................      1,848,800              --
   Impairment write-down .................        185,345              --
   Amortization ..........................            --             27,714
   Allowances for doubtful accounts ......      1,049,852           402,242
   Other .................................         22,184             5,060
                                            -------------     -------------
                                                3,794,633         1,267,526
   Valuation allowance ...................     (1,245,908)         (601,562)
                                            -------------     -------------
                                                2,548,725           665,964
                                            -------------     -------------
Deferred income tax liabilities:
   Depreciation ..........................     (1,347,381)       (3,056,073)
   Amortization ..........................        (52,653)             --
                                            -------------     -------------
                                               (1,400,034)       (3,056,073)
                                            -------------     -------------
   Deferred tax asset (liability), net ...   $  1,148,691      $( 2,390,109)
                                            =============     =============



     The Company has established a valuation allowance for deferred income tax assets primarily for losses recognized for book purposes, which when realizable for tax purposes will be capital losses. As the generation of capital gains to offset these capital losses is not certain, a valuation allowance is needed. Based on the Company's history of taxable income and profit projections for 1996, management believes it is more likely than not that the Company will realize the benefit of the remaining net deferred tax assets.


     No domestic income taxes have been provided on approximately $1,595,000 and $719,000 of unremitted earnings of foreign subsidiaries at December 31, 1995 and 1994, respectively, since such earnings have been or are intended to be permanently reinvested. It is not practicable to determine the deferred income tax liability for these earnings.

     Income taxes paid were approximately $1,177,000, $1,708,000 and $2,473,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

10. EMPLOYEE BENEFIT PLANS

     During 1995 the Company combined its profit sharing and 401(k) plans into a single plan. The Company contribution to the 401(k) portion of the plan has been increased from $0.33 to $0.50 for every dollar of employee contributions. The Company will match up to 4% of the employee's base salary. The Company also contributes, at the direction of the Board of Directors, a minimum of 20% of pre-tax consolidated income. Plan expense for 1995 was $2,213,000.

     The Company previously maintained a profit sharing plan for salaried employees who had completed six months of service without incurring a one-year interruption in employment. The plan provided for contributions, at the discretion of the Board of Directors, at a minimum of 20% of pre-tax consolidated income. Contributions paid to the profit sharing plan were allocated among participants on the basis of eligible compensation paid. Profit sharing expense was $1,250,000 and $1,100,000 in 1994 and 1993, respectively.

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

     The Company previously also maintained a salary reduction profit sharing plan under Section 401(k) of the Internal Revenue Code. This plan allowed employees to defer compensation through contributions to the plan. At the discretion of the Board of Directors, the Company contributed $0.33 for every dollar of employee contributions up to a maximum of 2% of the employee's base salary. Plan expense was $610,000 and $565,000 in 1994 and 1993, respectively.

11. LEASE COMMITMENTS

     The Company has operating leases for its office facilities and certain equipment, which require minimum monthly rental payments and a pro-rata share of common operating expenses for office rentals. Operating lease expense was as follows:

                                                Year Ended December 31,
                                     ------------------------------------------
                                         1995           1994            1993
                                     ------------   ------------   ------------
Minimum lease expense .............. $  9,467,600   $  9,932,200   $ 10,530,100
Common operating lease expenses ....    1,297,700      1,578,200      2,517,900
                                     ------------   ------------   ------------
                                     $ 10,765,300   $ 11,510,400   $ 13,048,000
                                     ============   ============   ============

     Future minimum lease payments for all noncancelable office and equipment leases in effect at December 31, 1995 are as follows:

   Year Ending December 31,                                Rentals
   ------------------------                             ------------
            1996 .....................................   $ 8,659,000
            1997 .....................................     7,369,000
            1998 .....................................     4,779,000
            1999 .....................................     3,160,000
            2000 .....................................     1,849,000
            Thereafter ...............................     2,229,000


12. COMMITMENTS AND CONTINGENCIES

     Ketchum is the subject of, or party to, a number of lawsuits and claims. Included in other accrued expenses is $4,961,434 and $200,000 for outstanding and settled litigation matters at December 31, 1995 and 1994, respectively (see
Note 14). In the opinion of management, any ultimate liabilities arising from these contingencies, to the extent not provided for, will not have a material effect on the Company's financial position or results of operations.

     Under the terms of prior agency acquisition and investment agreements, additional payments may be required, contingent upon future revenues and earnings of these agencies. Any additional payments are recorded as increases in the excess of cost over the fair value of net assets acquired at the time in which such payments are determined. Additional payments on prior year acquisitions made in 1995 and 1994 approximated $342,000 and $1,708,000, respectively.

     In the event the Company is sold, the Company is obligated, under the terms of agreements with certain parties who have sold shares of the Company's common stock to the Company within the past five years, to pay such parties an amount based upon the difference between the Company's formula price per share at the month end preceding the sale and the price received for shares in a sale of the Company. The Company estimates that the potential settlement with parties who may have claims because they sold shares within the previous five years would approximate $5 million in the event the merger with Omnicom is consummated (see
Note 15).

     In 1995, management made a decision to reorganize its media buying operations. A detailed plan has yet to be developed; however management believes that any expenses to be incurred in connection with the reorganization will not have a material effect on the Company's financial condition or the results of its operations.

             KETCHUM COMMUNICATIONS HOLDINGS, INC. AND SUBSIDIARIES

13. RESTRUCTURING CHARGES


     In 1993, the Company developed a formal plan to significantly reduce the Company's cost structure. The restructuring plan involved the sale or close-down of four operations. A provision for the restructuring charges of $8,778,572 was recorded in 1993 and consists primarily of the write-offs of approximately $6,000,000 of the excess of cost over the fair value of net assets acquired related to certain business acquisitions and approximately $1,900,000 in lease abandonment charges in connection with vacating the leased space of one of the closed operations. At December 31, 1995, approximately $821,000 remains in other liabilities related to a lease abandonment which is expected to be paid out over a two year period.


14. OTHER EXPENSE

      Other expense is comprised of the following:

                                                                             Year Ended December 31,
                                                                    ----------------------------------------
                                                                        1995           1994          1993
                                                                    ------------     --------    -----------
Litigation matters (see below) ...................................   $ 4,961,434     $   --      $     --
Write-down of the excess of cost over the fair value of net
   assets acquired ...............................................     2,759,426         --          340,076
Write-off of notes receivable from equity investees ..............     1,118,051         --          893,870
Write-off of equity investment ...................................         --            --          714,465
Equity in net loss of equity investees ...........................       723,273       252,834        10,521
                                                                     -----------     ---------   -----------
                                                                     $ 9,562,184     $ 252,834   $ 1,958,932
                                                                     ===========     =========   ===========


      Included in litigation matters in 1995 is a $4.0 million charge for a judgment against Ketchum related to a prior acquisition in the United Kingdom. This case was a contract dispute between the majority owners and Ketchum relative to the exercise of a put option requiring Ketchum to purchase the majority stake as well as a dispute relating to certain dividends declared and paid prior to the put without Ketchum's consent. Judgment was rendered against Ketchum on February 21, 1996 for approximately $3.5 million. Additionally, Ketchum was subsequently ordered to pay $0.5 million for a cost contribution to the plaintiffs' legal costs. The remaining $1.0 million of the litigation charge primarily relates to two cases where judgments have been rendered against Ketchum and loss is considered probable, although appeals are pending. An additional reserve of $0.5 million was recorded in 1995, in addition to $0.2 million previously accrued, for the first case, a case in which Ketchum was a minority shareholder of a Parisian advertising agency which went bankrupt and where Ketchum may be required to contribute to the full amount of the shortfall in net assets. The potential range of loss in this case is between $0.7 million and $1.2 million. A charge of $0.3 million was recorded for the second case which is related to Ketchum holding over in certain New York office space for one month. These amounts are included in accrued expenses (see Note 12). In management's opinion Ketchum's exposure for unrecorded losses of all litigation matters is insignificant.

      The write-off of notes receivable from equity investees and the equity in net loss of equity investees arises primarily from an investee which has incurred significant losses since its formation and which continues to have significant cash short falls.


15. SUBSEQUENT EVENT

     During 1996 Ketchum has entered into negotiations for a merger with Omnicom. The terms of the merger agreement being discussed provide for Omnicom to acquire all of the outstanding common and preferred stock of Ketchum in exchange for common shares of Omnicom as based upon the market value of Omnicom common shares and the "Common Stock Conversion Price" for the common and preferred stock of Ketchum at the merger date, as defined in the draft merger agreement.

                                     ANNEX I

                      PENNSYLVANIA BUSINESS CORPORATION LAW

                         Subchapter D. Dissenters Rights

     1571 APPLICATION AND EFFECT OF SUBCHAPTER.--(a) General rule.-- Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

     Section 1906(c) (relating to dissenters rights upon special treatment).

     Section 1930 (relating to dissenters rights).

     Section 1931(d) (relating to dissenters rights in share exchanges).

     Section 1932(c) (relating to dissenters rights in asset transfers).

     Section 1952(d) (relating to dissenters rights in division).

     Section 1962(c) (relating to dissenters rights in conversion).

     Section 2104(b) (relating to procedure).

     Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

     Section 2325(b) (relating to minimum vote requirement).

     Section 2704(c) (relating to dissenters rights upon election).

     Section 2705(d) (relating to dissenters rights upon renewal of election).

     Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

     Section 7104(b)(3) (relating to procedure).

     (b) Exceptions.--(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

     (i) listed on a national securities exchange; or

     (ii) held of record by more than 2,000 shareholders;

     shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

     (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

     (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

     (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

     (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

     (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

     (c) Grant of optional dissenters rights.--The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholder to dissenters rights.

     (d) Notice of dissenters rights.--Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

     (1)  A  statement  of  the  proposed   action  and  a  statement  that  the
shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

     (2) A copy of this subchapter.

     (e) Other statutes.--The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

     (f) Certain provisions of articles ineffective.--This subchapter may not be relaxed by any provision of the articles.

     (g) Cross references.--See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure). (Last amended by Act 198, L. '90, eff. 12-19-90.)

     1572 DEFINITIONS. The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

     "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

     "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

     "Fair value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

     "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors including the average rate currently paid by the corporation on its principal bank loans. (Last amended by Act 198, L. '90, eff. 12-19-90.)

     1573 RECORD AND BENEFICIAL HOLDERS AND OWNERS.--(a) Record holders of shares.--A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (b) Beneficial owners of shares.--A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name. (Last amended by Act 169, L. '92, eff. 2-16-93.)

     1574 NOTICE OF INTENTION TO DISSENT.--If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

     1575 NOTICE TO DEMAND PAYMENT. --(a) General rule.--If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

     (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

     (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

     (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

     (4) Be accompanied by a copy of this subchapter.

     (5) Time for receipt of demand for payment.--The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

      1576 FAILURE TO COMPLY WITH NOTICE TO DEMAND PAYMENT, ETC. --(a) Effect of failure of shareholder to act.--A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

     (b) Restriction on uncertificated shares.--If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(B) (relating to failure to effectuate corporate action).

     (c) Rights retained by shareholder.--The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action. (Last amended by Act 198, L. '90, eff. 12-19-90.)

     1577 RELEASE OF RESTRICTIONS OR PAYMENT FOR SHARES. --(a) Failure to effectuate corporate action.--Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

     (b) Renewal of notice to demand payment.--When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

     (c) Payment of fair value of shares.--Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

     (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

     (2) A statement of the corporation's estimate of the fair value of the shares.

     (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

     (d) Failure to make payment.--If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenters had after making demand for payment of their fair value. (Last amended by Act 198, L. '90, eff. 12-19-90.)

     1578 ESTIMATE BY DISSENTER OF FAIR VALUE OF SHARES. --(a) General rule.--If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section l577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

     (b) Effect of failure to file estimate.--Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation. (Last amended by Act 198, L, '90, eff. 12-19-90.)

     1579 VALUATION PROCEEDINGS GENERALLY.--(a) General rule.--Within 60 days after the latest of:

     (1) Effectuation of the proposed corporate action;

     (2) Timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

     (3) Timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

     If any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

     (b) Mandatory joinder of dissenters.--All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

      (c) Jurisdiction of the court.--The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

      (d) Measure of recovery.--Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

      (e) Effect of corporation's failure to file application.--If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall, be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

     1580 COSTS AND EXPENSES OF VALUATION PROCEEDINGS.--(a) General rule.--The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

     (b) Assessment of counsel fees and expert fees where lack of good faith appears.-- Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

     (c) Award of fees for benefits to other dissenters.--If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.   Indemnification of Directors and Officers

     The Registrant's Certificate of Incorporation contains a provision limiting the liability of directors (except for approving statutorily prohibited dividends, share repurchases or redemptions, distributions of assets on dissolution or loans to directors) to acts or omissions in bad faith, involving intentional misconduct or a knowing violation of the law, or resulting in personal gain to which the director was not legally entitled. The Registrant's By-Laws provide that an officer or director will be indemnified against any costs or liabilities, including attorneys fees and amounts paid in settlement with the consent of the registrant in connection with any claim, action or proceeding to the fullest extent permitted by the New York Business Corporation Law.

      Section 722(a) of the New York Business Corporation Law provides that a corporation may indemnify any officer or director, made or threatened to be made, a party to an action other than one by or in the right of the corporation, including an action by or in the right of any other corporation or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, because he was a director or officer of the corporation, or served such other corporation or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or in the case of service for any other corporation or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions, in addition, had no reasonable cause to believe that his conduct was unlawful.

     Section 722(c) of the New York Business Corporation Law provides that a corporation may indemnify any officer or director made, or threatened to be made, a party to an action by or in the right of the corporation by reason of the fact that he is or was a director of the corporation, or is or was serving at the request of the corporation as a director of officer of any other corporation of any type or kind, or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for another corporation or other enterprise, not opposed to, the best interests of the corporation. The corporation may not, however, indemnify any officer or director pursuant to Section 722(c) in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought or, if no action was brought, any court of competent jurisdiction, determines in its discretion, that the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.

     Section 723 of the New York Business Corporation Law provides that an officer or director who has been successful on the merits or otherwise in the defense of a civil or criminal action of the character set forth in Section 722 is entitled to indemnification as permitted in such section. Section 724 of the New York Business Corporation Law permits a court to award the indemnification required by Section 722.

     The Registrant has entered into agreements with its directors to indemnify them for liabilities or costs arising out of any alleged or actual breach of duty, neglect, errors or omissions while serving as a director. The Registrant also maintains and pays premiums for directors' and officers' liability insurance policies.

Item 21.  Exhibits and Financial Statement Schedules.

     (a) See Exhibit Index


     (b) See the  financial  statement  schedule   included in Omnicom's  Annual
Report on Form 10-K for the year ended December 31, 1995 incorporated in the Prospectus/Information Statement included in this Registration Statement.

Item 22.   Undertakings.

     (a) The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (c) The Registrant undertakes that every prospectus that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 under the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Information Statement pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such requests, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of the responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement No. 333-01619 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 17, 1996.


                                      OMNICOM GROUP INC.
                                      Registrant

                                      By: /s/ Bruce Crawford
                                      ------------------------
                                              Bruce Crawford
                                              Chairman & Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


         Signature                           Title                         Date
         ---------                           -----                         ----

    /S/ BRUCE CRAWFORD           Chairman, Chief Executive Officer      April 17, 1996
- -----------------------------      and Director (Principal
        Bruce Crawford             Executive Officer)


    /S/ FRED J. MEYER            Chief Financial Officer and            April 17, 1996
- -----------------------------      Director (Principal Financial
        Fred J. Meyer              Officer)


    /S/ DALE A. ADAMS            Controller (Principal Accounting       April 17, 1996
- -----------------------------      Officer)
        Dale A. Adams

  /S/ BERNARD BROCHAND*          Director                               April 17, 1996
- -----------------------------
      Bernard Brochand

  /S/ ROBERT J. CALLANDER*       Director                               April 17, 1996
- -----------------------------
       Robert J. Callander

   /S/ JAMES A. CANNON*          Director                               April 17, 1996
- -----------------------------
       James A. Cannon

 /S/ LEONARD S. COLEMAN, JR.*    Director                               April 17, 1996
- -----------------------------
     Leonard S. Coleman, Jr.

     /S/ PETER I. JONES*         Director                               April 17, 1996
- -----------------------------
       Peter I. Jones

     /S/ JOHN R. PURCELL*        Director                               April 17, 1996
- -----------------------------
        John R. Purcell

    /S/ KEITH L. REINHARD*       Director                               April 17, 1996
- -----------------------------
        Keith L. Reinhard

    /S/ ALLEN ROSENSHINE*        Director                               April 17, 1996
- -----------------------------
        Allen Rosenshine

     /S/ GARY L. ROUBOS*         Director                               April 17, 1996
- -----------------------------
         Gary L. Roubos

  /S/ QUENTIN I. SMITH, JR.*     Director                               April 17, 1996
- -----------------------------
      Quentin I. Smith, Jr.

     /S/ ROBIN B. SMITH*         Director                               April 17, 1996
- -----------------------------
         Robin B. Smith

    /S/ WILLIAM G. TRAGOS*       Director                               April 17, 1996
- -----------------------------
        William G. Tragos

      /S/ JOHN D. WREN*          Director                              April 17, 1996
- -----------------------------
          John D. Wren

    /S/ EGON P.S. ZEHNDER*       Director                              April 17, 1996
- -----------------------------
        Egon P.S. Zehnder

- -----------
* By Barry J. Wagner, pursuant to Power of Attorney

                                  EXHIBIT INDEX

  Exhibit
    No.                                         Description
  -------                                       ----------

   2.1* Agreement and Plan of Merger dated as of March 7, 1996, among Omnicom Group Inc., KCI Acquisition Inc. and Ketchum Communications Holdings, Inc.

   2.2*   Form  of  Escrow   Agreement   among  Omnicom   Group  Inc.,   Ketchum
          Communications Holdings, Inc., the Ketchum Shareholder Representative and The Chase Manhattan Bank N.A., as Escrow Agent

   5.1* Opinion of Davis & Gilbert as to the legality of the Omnicom Common Stock registered hereunder

   8.1*   Opinion of Deloitte & Touche regarding tax matters

  23.1 Consent of Arthur Andersen LLP as to financial statements of Omnicom Group Inc.

  23.2 Consent of Deloitte & Touche LLP as to financial statements of Ketchum Communications Holdings, Inc.

  23.3    Consent of Davis & Gilbert (Included in Exhibit 5.1)

  23.4*   Consent of Deloitte & Touche LLP

  23.5    Consent of Coopers & Lybrand LLP

  23.6    Consent of Deloitte & Touche LLP

  24*     Power of Attorney


- --------------
*Previously filed.